As filed with the Securities and Exchange Commission on September 3, 1998
                                             REGISTRATION NO. 333-


                      SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C.  20549
                      ----------------------------------
                                   FORM S-1
                            REGISTRATION STATEMENT
                       UNDER THE SECURITIES ACT OF 1933
                      ----------------------------------
                             I-LINK INCORPORATED
            (Exact name of registrant as specified in its charter)
                          (formerly Medcross, Inc.)

   Florida                           4822                       59-2291344
(State or other          (Primary Standard Industrial       (I.R.S. Employer
jurisdiction of           Classification Code Number)       Identification
incorporation or                                                Number)
organization)

 13751 S. Wadsworth Park Drive, Suite 200, Draper, UT  84020   (801) 576-5000
 (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)
                      ----------------------------------
                               John W. Edwards
         Chairman of the Board, President and Chief Executive Officer
                             I-Link Incorporated
                   13751 S. Wadsworth Park Drive, Suite 200
                             Draper, Utah  84020
                                (801) 576-5000
(Name, address, including zip code, and telephone number, including area code, of agent for service)

                                  Copies to:
   Ralph V. De Martino, Esquire             David Hardy, Esquire
   De Martino Finkelstein Rosen & Virga     Hardy & Allen
   1818 N Street, N.W., Suite 400           60 East South Temple, Suite 2200
   Washington, DC  20036-2492               Salt Lake City, UT  84111
   Phone (202) 659-0494,                    Phone (801) 364-6660,
   Facsimile (202) 659-1290                 Facsimile (801) 364-6664

  Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this Registration Statement.
  If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of
1933, as amended ("Securities Act"), check the following box.   [X]
  If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of earlier effective registration statement for the same offering.
  If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.
  If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box.

                       CALCULATION OF REGISTRATION FEE

                                   PROPOSED     PROPOSED     AMOUNT
 TITLE OF EACH CLASS  AMOUNT TO     MAXIMUM      MAXIMUM       OF
 OF SECURITIES TO BE      BE       OFFERING     AGGREGATE   REGISTRA-
     REGISTERED       REGISTERED   PRICE PER    OFFERING    TION FEE
                                  SHARE (1)     PRICE (1)

Common Stock, $.007    272,280       $3.438     $936,099    $ 276.15
par value (2)(4)

Common Stock, $.007    167,035        3.438      574,266      169.41
par value (3)(4)

Total                                                       $445.56

        (cover continued overleaf)
(1) Estimated solely for the purpose of calculating the registration fee in accordance with Rule 457 under the Securities Act of 1933. The closing bid price of the Common Stock on NASDAQ on August 31, 1998 was $3.438.
(2) To be issued as payment of dividends accrued and payable to holders and former holders of Class C Preferred Stock.
(3) Estimated. To be issued as payment of dividends to be become payable through and including May 15, 2001.
(4) Pursuant to Rule 416, this Registration Statement also covers such additional number of shares of Common Stock as may be issuable pursuant to anti-dilution provisions of the Class C Preferred Stock.

THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.

PROSPECTUS


                             I-LINK INCORPORATED

         439,315 shares of Common Stock issuable as dividends payable and to become payable on Class C Preferred Stock

        This Prospectus relates to the distribution, and the offer and resale of 272,280 shares of common stock, par value $.007 per share (the "Common Stock") issuable as dividends accrued and payable, and up to approximately 167,035 shares of Common Stock issuable as dividends to become payable through May 15, 2001 (collectively, the "Dividend Shares" or "Securities") to holders of issued and outstanding shares of Class C Convertible Preferred Stock ("Class C Preferred Stock") previously issued by I-Link Incorporated, a Florida corporation formerly known as Medcross, Inc. (the "Company"). See "Description of Securities."

        On August 31, 1998 the closing sale price of the Company's Common Stock as reported by the NASDAQ SmallCap Market ("NASDAQ") was $3.438.

So long as the Registration Statement of which this Prospectus forms a part is effective and the disclosure set forth herein is current, the holders of Dividend Shares may sell such shares publicly. The Securities offered by this Prospectus may be sold from time to time by the holders of the Dividend Shares. The distribution of the Securities by the holders thereof may be effected in one or more transactions that may take place on the over-the-counter market including ordinary broker's transactions, privately negotiated transactions or through sales to one or more dealers for resale of such securities as principals at market prices prevailing at the time of sale at prices related to such prevailing market prices or at negotiated prices. Usual and customary or specifically negotiated brokerage fees or commissions may be paid by the holders of Dividend Shares in connection with sales of such securities.

        The Company will not receive any of the proceeds from the resale of the Dividend Shares by the holders thereof. All costs incurred in the registration of the Securities offered hereby have been borne by the Company. See "Use of Proceeds."

AN INVESTMENT IN THESE SECURITIES INVOLVES A HIGH DEGREE OF RISK AND DILUTION. SEE "RISK FACTORS."

THESE SECURITIES HAVE NOT BEEN REGISTERED WITH OR APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS MEMORANDUM. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.





























                   The date of this Prospectus is September [ ], 1998

                            AVAILABLE INFORMATION

The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act") and in accordance therewith, files reports, proxy statements and other information including annual and quarterly reports on Forms 10-K and 10-Q (File No. 0-17973) (the "1934 Act Filings") with the Securities and Exchange Commission (the "Commission"). The Company filed with the Commission in Washington, D.C. a Registration Statement on Form S-1 under the Securities Act of 1933, as amended (the "Securities Act") with respect to the securities described herein. This Prospectus does not contain all of the information set forth in the Registration Statement and the exhibits thereto. For further information about the Company and the securities described herein, reference is made to the Registration Statement and to the exhibits filed therewith. The statements contained in this Prospectus with respect to the contents of any agreement or other document referred to herein are not necessarily complete and, in each instance, reference is made to a copy of such agreement or document as filed as an exhibit to the Registration Statement, each such statement being qualified in all respects by reference to the provisions of the relevant documents. The Registration Statement, including the exhibits thereto, and the Company's 1934 Act Filings may be inspected at: (i) the public reference facilities of the Commission located at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549; and (ii) the offices of the Commission located at Citicorp Center, 500 West Madison Street, Room 1400, Chicago, Illinois 60661, and (iii) the offices of the Commission located at 7 World Trade Center, 13th Floor, New York, New York 10048. Copies of such material may also be obtained upon request and payment of the appropriate fee from the Public Reference Section of the Commission located at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549. In addition, the Commission maintains a website on the Internet that contains reports, proxy and information statements and other information regarding registrants that file electronically with the Commission. The address of the Commission's website is http://www.sec.gov.

The Company will provide without charge to each person who receives this Prospectus, upon written or oral request of such person, a copy of any information which has been incorporated by reference herein (not including exhibits to the information incorporated by reference unless the exhibits are themselves specifically incorporated by reference). Such requests should be made to I-Link Incorporated, 13751 S. Wadsworth Park Drive, Suite 200, Draper, Utah 84020, Attention: Secretary.

                              PROSPECTUS SUMMARY

The following summary is qualified in its entirety by reference to, and should be read in conjunction with, the more detailed information and financial statements and notes thereto appearing elsewhere in this Prospectus.

 EACH PROSPECTIVE INVESTOR IS URGED TO READ THIS PROSPECTUS IN ITS ENTIRETY.

This Prospectus includes "forward-looking statements" within the meaning of
Section 27A of the Securities Act and Section 21E of the Exchange Act. All statements other than statements of historical fact included in this Prospectus, including, without limitation, the statements under "Prospectus Summary," "Risk Factors," "Management's Discussion and Analysis" and "Business" are forward-looking statements. Although the Company believes that the expectations reflected in such forward-looking statements are reasonable at this time, it can give no assurance that such expectations will prove to have been correct.

THE COMPANY

I-Link Incorporated (formerly known as Medcross, Inc.), a Florida corporation (the "Company"), was formed in 1983. In January 1997 the Company acquired I-Link Communications (formerly Family Telecommunications, Inc. and referred to herein as "ILC") and in August 1997 the Company acquired MiBridge, Inc. In 1997, the Company launched operations of a network marketing program through I-Link Worldwide, LLC, to market its products.

In the first quarter of 1998, the Company formed ViaNet Technologies, Ltd. ("ViaNet"). ViaNet, headquartered in Ramat Hasharon, Israel, operates as a wholly owned subsidiary of I-Link. The subsidiary will focus on research and development of new communications access devices. ViaNet is I-Link's third research and development group.

The Company's principal operation is the development, sale and delivery of enhanced communications products and services utilizing its own private intranet and both owned and leased network switching and transmission facilities. The Company provides unique communications solutions through its use of proprietary technology acquired and developed by its subsidiaries I-Link Systems, Inc. (formerly I-Link Worldwide, Inc.), ViaNet and MiBridge, Inc. Telecommunications services are marketed primarily through independent representatives to subscribers throughout the United States. The Company's telecommunication services operations began primarily with the acquisition of ILC, an FCC licensed long-distance carrier.

The technology that distinguishes I-Link from other telecommunications companies is the capability to carry high volumes of long-distance traffic at significantly reduced cost and provide enhanced services through its proprietary combination of Internet Protocol (IP) and compression technologies, while maintaining the ease of use, high quality, and reliability of traditional phone systems. During the first and second quarters of 1998, the Company benefitted from the commercial deployment of its technology through its Communication Engines established at its facilities in Los Angeles, Dallas/Ft. Worth, Phoenix and Salt Lake City, and steadily increased the commercial telecommunications traffic carried over its Communications Engines. This permitted the Company to announce a new 4.9-cent-per-minute long-distance calling rate to customers whose long-distance calls both originate and terminate in the more than 25 calling areas located in these metropolitan markets. The Company intends to continue to expand the geographic areas covered by its Communications Engines.

During the second quarter of 1998, the Company announced the development of a communications product that would increase the telephone line capacity in any household or business. Initially dubbed "C4" (Customer Communications Control Center), the product will provide home and small business customers the capacity of up to 24 phone lines using the existing telephone lines and wires that are connected to their homes or offices today. In addition, C4 will provide around-the-clock Internet access and access to the enhanced services I-Link currently offers, including voice mail, fax, paging, e-mail, conference calling and follow-me-anywhere one-number service. C4 uses existing telecommunications networks, including the standard copper-wire lines currently installed in nearly every home and business, as well as high-speed data lines and infrastructure that have been announced or are being installed by local and long-distance telecommunications companies. The C4 should undergo early field trials in the fourth quarter of 1998 and the Company anticipates shipping in 1999.

Diagnostic and clinical service, consisting primarily of magnetic resonance imaging (MRI) and ultrasounds, is provided through the Company's wholly-owned subsidiaries Medcross Asia, Ltd. and Waters Edge Scanning Associates, Inc. and partially owned subsidiaries Medcross Imaging, Ltd. (81.75%) and Shenyang Medcross Huamei Medical Equipment Company, Ltd. (51%). On March 23, 1998, the Company's Board of Directors approved a plan to discontinue these operations. See "Business of the Company - Medical Imaging Division".

The Company's corporate offices are located at 13751 S. Wadsworth Park Drive, Suite 200, Draper, Utah 84020; telephone (801) 576-5000.

THE OFFERING

Each share of Common Stock of the Company has a par value of $.007 and entitles the holder thereof to equal ratable rights to dividends from funds legally available therefore when, as and if declared by the Board of Directors, to share ratably in all of the assets of the Company available for distribution to holders of Common Stock upon liquidation, dissolution or winding up of the affairs of the Company and to have one non-cumulative vote per share upon all matters which stockholders may vote at all meetings of stockholders. Holders of shares of Common Stock do not have preemptive, subscription or conversion rights and there are no redemption or sinking fund provisions applicable thereto. See "Description of Securities."

     Common Stock Outstanding Prior to Offering     18,556,384 (1)

     Common Stock Outstanding After the Offering    18,995,699 (2)

     NASDAQ Symbol                                    ILNK

(1) As of August 19, 1998. Does not include: (a) 1,248,192 shares of Common Stock issuable upon conversion of the outstanding Class C Preferred Stock;
(b) 272,280 shares of Common Stock proposed to be distributed on or before November 15, 1998 as payment of dividends due on Class C Preferred Stock and up to approximately 167,035 shares of Common Stock to be distributed as dividends to become payable on Class C Preferred Stock through May 15, 2001; (c) options to purchase 10,030,042 shares of Common Stock granted to officers, directors, employees and consultants of the Company; (d)
29,764,727 shares of Common Stock issuable upon exercise of warrants, conversion of the Series M Preferred Stock and conversion of certain convertible promissory notes issued to Winter Harbor, LLC; (e) approximately 2,670,000 shares of Common Stock issuable upon conversion of the Series F Preferred Stock , exercise of related warrants or as payment of dividends thereon.
(2) Includes 272,280 shares of Common Stock proposed to be distributed on or before November 15, 1998 as payment of dividends due on Class C Preferred
Stock and up to approximately 167,035 shares of Common Stock to be distributed as dividends to become payable on Class C Preferred Stock through May 15, 2001. Does not include: (a) 1,248,192 shares of Common
Stock issuable upon conversion of the outstanding Class C Preferred Stock;
(b) options to purchase 10,030,042 shares of Common Stock granted to officers, directors, employees and consultants of the Company; (c)
29,764,727 shares of Common Stock issuable upon exercise of warrants, conversion of the Series M Preferred Stock and conversion of certain convertible promissory notes issued to Winter Harbor, LLC; or (d) approximately 2,670,000 shares of Common Stock issuable upon conversion of the Series F Preferred Stock, exercise of related warrants or as payment of dividends thereon. See "Recent Transactions."

USE OF PROCEEDS

The Company will not receive any of the proceeds from the offer or resale of the Dividend Shares. See "Use of Proceeds."

SELECTED FINANCIAL DATA

The selected financial data set forth below for the Company as of December 31, 1997 and 1996 and for each of the three years in the period ended December 31, 1997 are derived from the audited financial statements included elsewhere herein. The selected financial data set forth below for the Company as of December 31, 1995, 1994 and 1993 and for each of the two years in the period ended December 31, 1994 are derived from the audited financial statements not included elsewhere herein. The Selected Financial Data set forth below for the Company as of June 30, 1998 and for the six months ending June 30, 1998 and 1997 are derived from the unaudited financial statements included elsewhere herein. The Selected Financial Data as of June 30, 1997 is derived from unaudited financial statements not included elsewhere herein. The data set forth below should be read in conjunction with "Management's Discussion and Analysis" and the Consolidated Financial Statements of the Company, set forth in full elsewhere in this Prospectus.


                                                                                     Six Months Ended
                                             Year Ended December 31,                     June 30,
                                 ------------------------------------------------- -------------------
                                    1993      1994      1995      1996      1997      1997      1998
                                 --------- --------- --------- --------- --------- --------- ---------
                                   (in thousands, except for per share data and other operating data)
STATEMENT OF OPERATIONS DATA:

Revenues:

   Telecommunications Services    $     -  $      -  $      -  $      -  $ 11,081  $  4,415  $  8,916
   Marketing Services                   -         -         -         -     2,637       721     2,305
   Other                                -         -         -       170       347         -       581
                                   ------    ------    ------    ------    ------    ------    ------
     Total revenues                     -         -         -       170    14,065     5,136    11,802

Loss from continuing operations         -         -         -   (22,164)  (28,668)  ( 8,659)  (18,072)

Basic and diluted net loss from
  continuing operations                 -         -   (  0.07)  (  6.40)  ( 10.07)  (  0.87)  (  1.14)

                                                                                     Six Months Ended
                                             Year Ended December 31,                     June 30,
                                 ------------------------------------------------- -------------------
                                    1993      1994      1995      1996      1997      1997      1998
                                 --------- --------- --------- --------- --------- --------- ---------
                                   (in thousands, except for per share data and other operating data)

BALANCE SHEET DATA:
Working capital                  $      -  $      -  $      -  $  1,306  $( 2,955) $( 2,976) $(14,123)
Property and Equipment                  -         -         -     1,576     3,552     3,054     4,856
Net assets of discontinued          3,148     2,461     2,125     1,668       595     1,600       487
   operations
Total assets                        3,148     2,461     2,125     9,865    24,253    22,318    23,815
Long term obligations                 525       525       670       237     1,922       691         -
Shareholders' equity.               2,623     1,936     1,455     6,299    12,549    14,000     2,853

In January 1997 the Company acquired I-Link Communications (formerly
Family Telecommunications, Inc.), an FCC-licensed long-distance carrier. With the acquisition, the Company began its telecommunications services operations. Also, on March 23, 1998, the Company's Board of Directors approved a plan to discontinue the operations of its Medical Imaging Division. The net assets from the Medical Imaging Division are presented separately in the above table.

                                RISK FACTORS

THE SECURITIES DESCRIBED HEREIN ARE SPECULATIVE IN NATURE AND INVOLVE A HIGH DEGREE OF RISK. SUCH SECURITIES SHOULD BE PURCHASED ONLY BY PROSPECTIVE INVESTORS WHO CAN AFFORD TO LOSE THEIR ENTIRE INVESTMENT. THEREFORE, EACH PROSPECTIVE INVESTOR SHOULD, PRIOR TO PURCHASE, CONSIDER VERY CAREFULLY THE FOLLOWING RISK FACTORS, AS WELL AS ALL OF THE OTHER INFORMATION SET FORTH ELSEWHERE HEREIN AND IN THE INFORMATION CONTAINED IN THE FINANCIAL STATEMENTS AND THE NOTES THERETO.

ONGOING CAPITAL REQUIREMENTS; NEED TO RAISE ADDITIONAL FINANCING

The conduct of the Company's business and the continued implementation of its business plans and operations has required and will continue to require the availability of substantial amounts of capital. While the Company currently has no material commitments for capital or other expenditures, other than as set forth herein, it is the Company's intention to continue to implement the growth of its business and expand its operations. The Company anticipates that revenues generated from its continuing operations will not be sufficient during 1998 to fund its ongoing operations, the continued expansion of its private telecommunications network facilities, and anticipated growth in subscriber base. To provide a portion of the required capital, the Company has entered into two financing arrangements as follows: (1) during the first six months of 1998, the Company obtained an aggregate of $7.768 million in new interim debt financing from Winter Harbor, LLC and (2) on July 9, 1998, the Company entered into an agreement for the sale of a new series of Preferred Stock for consideration in the amount of $10,000,000 (net proceeds received of $9.47 million) with JNC Opportunity Fund Ltd. ("JNC"). The $7.768 million Winter Harbor debt financing is due on demand. The Company anticipates that additional funds will be necessary from public or private financing markets to fund continued operations and to successfully integrate and finance the planned expansion of the business communications services and to discharge the financial obligations of the Company.

RELIANCE ON KEY PERSONNEL

The Company's operations are dependent upon the continued efforts and employment of its senior management. The officers of the Company have the principal responsibility for management of the Company and are responsible for making recommendations to the Board of Directors which exercises final authority over business decisions. While the Company has entered into employment agreements with senior management, the loss of the services of any of the officers or directors could be detrimental to the Company.

Furthermore, the future performance of I-Link, ILC, ViaNet and MiBridge depends in significant part upon their ability to attract and retain key technical, systems and sales personnel, most of whom are not bound by an employment agreement. Competition for such personnel is intense and there can be no assurance that the Company will be able to retain its key technical, systems and sales personnel or that it will be able to attract highly qualified personnel in the future.

GROWTH STRATEGY AND ACQUISITION ACTIVITIES

The Company's ability to achieve planned levels of growth and the timing thereof will be materially impacted by its ability to acquire business communication companies and related businesses. The Company intends to acquire such additional companies with cash and equity securities such as common stock or preferred stock, and/or debt instruments. To the extent that the Company issues equity securities in connection with acquisitions, the equity interest of its then current stockholders will be diluted. There can be no assurance, however, that the Company will be able to acquire such additional companies or that it will be able to use its securities in connection with such purchases or that it will have the necessary capital resources to purchase such companies. Although the Company believes that its acquisition strategy will make it attractive to acquisition candidates, there can be no assurance that the Company will successfully implement its acquisition program. See "The Company."

POTENTIAL LIABILITY IN CONNECTION WITH ACQUISITIONS

The Company could become subject to liabilities arising from any acquisition which it has effected or may hereafter effect in the event that the Company assumes unknown or contingent liabilities or in the event that such liabilities are imposed on the Company under theories of successor liability.
If the Company becomes subject to such a liability of sufficient magnitude, such liability could have a material adverse effect on the financial condition and results of operations of the Company. See "The Company."

EXPECTATION OF GROWTH

The Company plans to expand I-Link's network, which expansion will require additional capital expenditures. There is no assurance that such capital will be available or that it will be available on terms beneficial to the Company. Moreover, the Company's ability to effectively achieve growth will require it to implement and improve operational, financial and management information systems and to train, motivate and manage employees, as well as to successfully market its products and services. These demands require the addition of new management personnel and the development of additional expertise by existing management. Failure to enhance customer support resources adequately to support increases in subscribers, or to adequately expand and enhance telecommunications infrastructure, may adversely affect the Company's ability to successfully conduct I-Link's business in the future. There can be no assurance that customer support or other resources will be sufficient to achieve future growth or that the Company will be able to implement in whole or in part the planned expansion. Any failure to do so could have a material adverse effect on the Company's future operating results. See "Business of the Company."

I-LINK BUSINESS COMPETITION

The market for telecommunications services is extremely competitive. The Company believes that its ability to compete in I-Link's business successfully will depend upon a number of factors, including the pricing policies of competitors and suppliers; the capacity, reliability, availability and security of I-Link's Intranet infrastructure; market presence and channel development; the timing of introductions of new products and services into the industry; ease of access to and navigation of the Internet or other such Data Communication Networks; the Company's ability in the future to support existing and emerging industry standards; the Company's ability to balance network demand with the fixed expenses associated with network capacity; and industry and general economic trends.

While the Company believes there is currently no competitor in the North American market providing the same type of capabilities in the same manner as I-Link will offer using the I-Link Intranet, there are many companies that offer business communications services, and therefore compete with the Company at some level. These range from large telecommunications companies and carriers such as AT&T, MCI, Sprint and LDDS, to smaller, regional resellers of telephone line access. These companies, as well as others, including manufacturers of hardware and software used in the business communications industry, could in the future develop products and services that could compete with those of the Company on a more direct basis. These entities are far better capitalized than the Company and control significant market share in their respective industry segments. In addition, there may be other businesses that are attempting to introduce products similar to the Company's for the transmission of business information over the Internet. There is no assurance that the Company will be able to successfully compete with these market participants. See "Business of the Company."

DEPENDENCE ON SUPPLIERS

I-Link relies on other companies to provide data communications capacity via leased telecommunications lines. A significant portion of the leased telecommunications lines used by I-Link are currently provided by Sprint, US West, Pacific Telesis, Southwest Bell, and IXC. Further, the Company uses Sprint as the primary supplier of inbound and outbound telephone services in geographic areas the Company's own network does not cover. If any of Sprint, US West, Pacific Telesis, Southwest Bell, and IXC are unable or unwilling to provide or expand their current levels of service to the Company in the future, the Company's operations could be materially adversely affected. Although leased telecommunications lines are available from several alternative suppliers, there can be no assurance that the Company could obtain substitute services from other providers at reasonable or comparable prices or in a timely fashion. The Company is also subject to risks relating to potential disruptions in such telecommunications services. No assurance can be given that significant interruptions of telecommunications services to the Company will not occur in the future. Changes in tariffs, regulations, or policies by any of the Company's telecommunications providers may adversely affect the Company's ability to continue to offer long-distance service on what it considers to be commercially reasonable or profitable terms. See "Business of the Company."

I-Link is also dependent on certain third party suppliers of hardware components. Although I-Link currently attempts to maintain a minimum of two vendors for each required product, certain components used by I-Link in providing networking services are currently acquired from only one source. I-Link may from time to time experience delays in the receipt of certain hardware components. A failure by a supplier to deliver quality products on a timely basis, or the inability to develop alternative sources if and as required, could result in delays which could materially adversely affect the Company's ability to integrate, conduct and implement expansion of I-Link's business.

SOFTWARE AND SERVICE DEVELOPMENT; TECHNOLOGICAL CHANGE

The Company's success in I-Link's business is highly dependent upon its ability to develop new software and services that meet changing customer requirements. The market for I-Link's services is characterized by rapidly changing technology, evolving industry standards, emerging competition and frequent new software and service introductions. There can be no assurance that the Company can successfully identify new service opportunities and develop and bring new software and services to the market in a timely manner, or that software, services or technologies developed by others will not render I-Link's software, services or technologies noncompetitive or obsolete in the future.
The Company's pursuit of technological advances may require substantial time and expense, and there can be no assurance that the Company will succeed in adapting the services currently provided by I-Link to alternate access devices and conduits.

DEPENDENCE ON NETWORK INFRASTRUCTURE; RISK OF SYSTEM FAILURE; SECURITY RISKS

Key to the quality of I-Link services and the future success of the Company is the capacity, reliability and security of its network infrastructure to support the services. The Company must expand and adapt network infrastructure as the number of users and the amount of information they wish to transfer increases and to meet changing customer requirements. The expansion and adaptation of the network infrastructure will require substantial financial, operational and management resources. There can be no assurance, however, that the Company will be able to expand or adapt the network infrastructure to meet additional demand or subscribers' changing requirements on a timely basis, at a commercially reasonable cost, or at all, or that the Company will be able to deploy successfully the contemplated network expansion. Any failure of the Company to expand the network infrastructure, as needed, on a timely basis or to adapt to changing subscriber requirements or evolving industry standards could have a material adverse effect on the Company's overall business, financial condition and results of operations in the future.

NEW AND UNCERTAIN BUSINESS

I-Link is a young business enterprise that is subject to all of the risks that present themselves to early stage companies, including but not limited to limited infrastructure, managerial resources, capitalization and market share. There can be no assurance that I-Link will be able to successfully compete with larger, more mature, better capitalized enterprises.

In order to realize subscriber growth, the Company must be able to replace terminating subscribers and attract additional subscribers. However, the sales and marketing expenses and subscriber acquisition costs associated with attracting new subscribers are substantial. Accordingly, the Company's ability to improve operating margins will depend in part on the ability to retain subscribers. The Company plans to invest significant resources in the telecommunications infrastructure, customer support resources, sales and marketing expenses and subscriber acquisition costs. There can be no assurance that the Company's future efforts in this area will improve subscriber retention. Since the market for the Company's services is new and the utility of available services is not well understood by new and potential subscribers, it is not possible to predict future subscriber retention rates. See "Business of the Company."

NETWORK MARKETING SALES PROGRAM

The Company has targeted all residential and small-business telecommunications users through the establishment of a Network Marketing sales program, providing individuals the opportunity to earn commissions on the sale of the Company's products. The Company formally launched its Network Marketing sales program in June 1997. A significant portion of the Company's current subscriber base was recruited through the Network Marketing sales program and future subscription growth depends in part on continued exploitation of this sales channel. See "Business of the Company".

CERTAIN RELATED PARTY TRANSACTIONS

During the first and second quarters of 1998 the Company obtained an aggregate of $7.768 million in new interim debt financing from Winter Harbor, LLC as consideration for Winter Harbor's commitment to make the loan, the Company agreed to issue 6,740,000 warrants to purchase common stock of the Company at exercise prices ranging from $5.50 to $7.22 based upon 110% of the closing price of the common stock on the day loan funds were advanced. The warrants have exercise periods of 7.5 years from issuance. The Company also agreed to extend the exercise period on all warrants previously issued to Winter Harbor (10,800,000) to seven and one-half years. Pursuant to the terms of the loan agreement with Winter Harbor, the initial borrowings of $5,768,000 were payable upon demand by Winter Harbor no earlier than May 15, 1998, and were collateralized by essentially all of the assets of the Company's subsidiaries. Because the loan was not repaid by May 15, 1998, the total loan, including additional borrowings of $2,000,000 obtained in the second quarter, continues on a demand basis with interest accruing at prime plus four percent. Additionally, Winter Harbor has the right to elect at any time until the loan is repaid to convert the unpaid balance of the loan into additional shares of the Company's Series M Preferred Stock, reduce the exercise price of the 6,740,000 Loan Warrants to $2.50 per share, and receive an additional 5,000,000 warrants to purchase common stock of the Company at an exercise price of $2.50 per share. See "The Company" and "Certain Relationships and Related Transactions."

POTENTIAL ADVERSE EFFECTS OF RATE CHANGES

The Company bills its customers for the various long-distance telecommunications services used by such customers. The total billing to each customer is generally less than the telephone charges for the same long-distance service that the customer would pay to a primary seller of such services, such as Sprint. I-Link's ability to undersell such primary seller arises as a result of the volume discount offered to I-Link in accordance with the terms of its contract with Sprint. The Company believes I-Link's lower customer bills is one of the most important factors in its ability to attract and retain customers. Therefore, narrowing of the differential between the rates charged to the Company's customers and the cost of the bulk-rate long-distance telecommunications services purchased by I-Link for resale to such customers would have a significant adverse effect on I-Link. To the extent this differential decreases, the savings I-Link is able to obtain for its customers would decrease and I-Link would lose customers and face increased difficulty in attracting new customers, and the Company's operating results would also be adversely affected. See "Business of the Company."

COMPETITION IN THE SWITCHED NETWORK MARKET

I-Link's competition in the switched network market is all other long-distance providers. Due to the number of regional and local carriers, the number of competitors varies by geographic region. However, the principal competition is the big four carriers, AT&T, MCI, Sprint, LDDS/WorldCom and local regional Bell companies. With these carriers controlling the majority of the market share throughout the U.S., the majority of the potential customers to which I-Link's products and services are marketed to are customers of one of these carriers. The competitive advantages these four largest carriers have are primarily pervasive nationwide networks, name recognition, operating histories, and substantial advertising resources. There can be no assurance that I-Link will be able to successfully compete with such carriers. See "Business of the Company."

FAILURE TO MEET SPRINT MINIMUM PURCHASE REQUIREMENTS; CONTINGENT LIABILITIES

In December 1997 the Company signed a two-year negotiated contract with Sprint for the supply of inbound and outbound telephone services with volume discounts in return for minimum monthly purchase requirements of $750,000 per month after the first three months of service under the contract, $1.0 million after nine months of service under the contract and $1.2 million after twelve months and through the remainder of service under the contract. Failure to achieve the minimum will require shortfall payments by the Company. There can be no assurance that the Company will be able to achieve the required levels of sales.

TECHNOLOGICAL CHANGE AND NEW SERVICES

The telecommunications services industry has been characterized by steady technological change, frequent new service introductions and evolving industry standards. The Company believes that its future success will depend in part on its ability to anticipate such changes and to offer on a timely basis market responsive services that meet these evolving industry standards. There can be no assurance that the Company will have sufficient resources to introduce new services that would satisfy an expanded range of customer needs.

CUSTOMER ATTRITION

The Company believes that a high level of customer attrition is common in the direct dial, long-distance industry. I-Link does not have a long history of operations and accordingly, the level of customer attrition experienced to date may not be indicative of future attrition levels. In addition, there can be no assurance that any steps taken by I-Link to counter increased customer attrition will be successful.

DEPENDENCE UPON THIRD PARTY TRANSMISSION FACILITIES

The future profitability of the Company is based upon its ability to transmit its customers' long distance telephone calls on a cost effective basis over transmission facilities leased from facilities based long distance carriers that compete with the Company. The Company owns only a limited portion of the transmission facilities needed to complete all of its customers' long distance telephone calls. Accordingly, the Company is vulnerable to changes in its lease arrangements and the Company's direct dial long distance telephone business and the profitability thereof is dependent upon its ability to enter into cost effective lease arrangements, both long and short term, with facilities based carriers for the transmission of calls. While the Company believes that it has ample access to transmission facilities at attractive rates and expects to continue to have such access, there can be no assurance that leased capacity will continue to be available at cost-effective rates.

YEAR 2000 ISSUE

The "Year 2000" issue affects the Company's installed computer systems, network elements, software applications, and other business systems that have time-sensitive programs that may not properly reflect or recognize the year 2000. Because many computers and computer applications define dates by the last two digits of the year, "00" may not be properly identified as the year 2000. This error could result in miscalculations or system failures. The Company is continuing its evaluation and upgrade of its computer systems and applications for the Year 2000. The Year 2000 issue may also affect the systems and applications of the Company's customers, vendors and resellers.

The Company is seeking or has obtained confirmation from its primary vendors that they are developing and implementing plans to minimize Year 2000 consequences. The Company's development of an enhanced services billing platform is being designed to be Year 200 compliant. In addition, proprietary software and technology for both internal use and for resale has been designed to be Year 2000 compliant.

The Company is utilizing both internal and external resources to identify, correct or reprogram, and test its systems for minimizing Year 2000 consequences and expects to incur internal labor as well as consulting and other expenses related to infrastructure and facilities enhancements necessary to prepare its systems for the Year 2000. The total cost of modifications and conversions is not know at this time; However, it is not expected to be material to the Company's financial position, results of operations or cash flows and is being expensed as incurred. Also, the Company is currently developing a contingency plan to deal with potential Year 2000 related business interruptions that may occur on January 1, 2000 or thereafter. The Company anticipates that the contingency plan will be completed by June 30, 1999.

If compliance is not achieved in a timely manner, the Year 2000 issue could have a material adverse effect on the Company's operations. However, the Company is focusing on identifying and addressing all aspects of its operations that may be affected by the Year 2000 issue and is addressing the most critical applications first. As a result, Company management does not believe its operations will be materially affected.

EQUIPMENT FAILURES; NATURAL DISASTER

Although the Company carries "commercial property/business interruption" insurance, such insurance does not include coverage of certain natural disasters. A major equipment failure or a natural disaster affecting any one of the Company's switching facilities could have a material adverse effect on the Company's operations.

GOVERNMENT REGULATION

Certain of the Company's operations are subject to regulation by the Federal Communications Commission ("FCC") under the Communications Act of 1934, as amended (the "Communications Act"). In addition, certain of the Company's businesses are subject to regulation by state public utility or public service commissions. Changes in the regulation of, or the enactment or changes in interpretation of legislation affecting, the Company's operations could have a material adverse effect on the Company and the value of the Common Stock. Recently, the Federal Government enacted the Telecommunications Act of 1996 (the "Telecommunications Act"), which, among other things, allows the Regional Bell Operating Companies ("RBOCs") and others to enter the long distance business. Entry of the RBOCs or other entities, such as electric utilities and cable television companies, into the long-distance business may have a negative impact on the Company or its customers. The Company anticipates that certain of such entrants will be strong competitors because, among other reasons, they may enjoy one or more of the following advantages: they may (i) be well capitalized; (ii) already have substantial end user customer bases; or (iii) enjoy cost advantages relating to local loops and access charges. The introduction of additional strong competitors into the switched long-distance business would mean that the Company would face substantially increased competition. This could have a material adverse effect on the Company and the value of the Common Stock. In addition, the Telecommunications Act provides that state proceedings may in certain instances determine access charges the Company is required to pay to the local exchange carriers. No assurance can be given that such proceedings will not result in increases in such rates. Such increases could have a material adverse effect on the Company or its customers and on the value of the Common Stock. See "Business of the Company -- Government Regulation."

ILC's activities are regulated by the public utility commissions of the various states in which the Company operates. Also, decisions by the FCC with respect to the permissible business activities or pricing practices may have an adverse impact on ILC's operations. ILC could be subject to complaints seeking damages and other relief filed by parties claiming to be harmed by ILC's failure to file tariffs. Moreover, any significant change in regulations by state governmental agencies could significantly increase ILC's costs or otherwise have an adverse impact on ILC's activities and on its expansion efforts. The FCC has recently taken or is currently considering action on various proposals, including proposals relating to interstate access transport services, public filing of rates, proprietary calling cards and billed party preference. Additionally, legislation has recently been enacted in Congress further liberalizing the telecommunications industry, specifically by permitting the Bell Operating Companies (BOCs) to provide service in the long-distance market and allowing the long-distance carriers such as AT&T, MCI and the Company into the local markets. Although safeguards have been inserted into the legislation to ensure fair competition, there can be no assurance that the entry of the BOCs into the long-distance market will not have a material adverse effect on the Company's business. See "Business of the Company

GOVERNMENT REGULATION OF INTERNET-RELATED BUSINESS

I-Link has been moving its customers off the facilities of existing long distance carriers, and has increased its reliance on a proprietary Internet protocol network for transmission in the hope of enjoying minimal federal regulation under current rules. Historically, the FCC has not regulated companies that provide the software and hardware for Internet telephony, or other Internet data functions, as common carriers or telecommunications service providers. Moreover, in May 1997 the FCC concluded that information and enhanced service providers are not required to contribute to federal universal service funding mechanisms. Notwithstanding the current state of the rules, the FCC's potential jurisdiction over the Internet is broad because the Internet relies on wire and radio communications facilities and services over which the FCC has long-standing authority. The FCC's framework for "enhanced services" confirms that the FCC has authority to regulate computer-enriched services, but provides that carrier-type regulation would not serve the public interest. Only recently has this general approach been questioned within the industry.

DISCONTINUED MEDICAL OPERATIONS

The majority of the Company's revenue in 1996 and 1995 was derived from owning and operating outpatient diagnostic imaging facilities in Florida. This revenue was primarily generated from two subsidiaries operating magnetic resonance imaging ("MRI") facilities. Effective December 31, 1997, the Company made the decision to sell its Medical Imaging Division. The Board of Directors approved the plan of disposal on March 23, 1998. Consequently, the Medical Imaging Division has been accounted for as a discontinued operation in the financial statements included herein. To the extent that the proceeds from such disposition are less than the expected disposition value, that will contribute further to the loss from discontinued operations.

EXPOSURE TO TORT LIABILITY IN MEDICAL INDUSTRY

The Company's discontinued medical operation operates, and has operated, medical equipment used to perform procedures on or diagnose disease in patients. The Company is exposed to tort liability in the event of harm to patients due to the negligence of the Company, its agents, and employees. The Company currently maintains professional liability insurance coverage in the amount of $1,000,000. The Company also maintains an umbrella policy covering, among other things, workers' compensation, general, and automobile liability in an amount of $9,000,000 in coverage. Any claims could have a material adverse effect on the Company. In addition, there is no assurance that the Company will be able to continue to maintain such insurance coverage in the future. The Company acts as general partner of a limited partnership controlled by the Company that directly owns, controls and operates the Company's discontinued medical facilities. As such, the Company is exposed to general liability for torts committed by such partnership and its agents and employees and for contracts entered into by those partnerships.

DILUTION

Holders of Common Stock of the Company will suffer significant dilution in the event that any of the Company's outstanding convertible securities, including outstanding shares of Preferred Stock, warrants and options are converted by the holders thereof. See "Description of Securities" and "Recent Transactions." Additional dilution may result in the event of the exercise of warrants and options, including options granted pursuant to the Company's stock option and purchase plans and employment agreements.

DIVIDENDS

The Company has not paid any dividends on any of its outstanding securities to date and, other than as set forth herein, does not anticipate paying any cash dividends on its securities in the foreseeable future. As of August 15, 1998, undeclared and unpaid cumulative dividends on all shares of Preferred Stock totaled $2,605,206. The Company currently intends to retain all working capital and earnings, if any, to finance the operations of its businesses and to expand its businesses.

Dividends on the Class C Preferred Stock will be payable when, as and if declared by the Board of Directors, to the extent permissible under the Florida Business Corporation Act, to the holders of the Class C Preferred Stock in cash or, at the option of the Company as determined by the Board of Directors, in shares of Common Stock. Dividends may be paid in shares of Common Stock only if such shares have been registered under the Securities Act. In connection with the Winter Harbor equity investment in the Company, the Company has issued an aggregate of 4,400 shares of Series M Preferred Stock. The Series M Preferred Stock will be entitled to receive cumulative dividends in the amount of 10% per annum. The Company's future cash flow and legal capital may be insufficient to enable the Company to pay dividends. See "Recent Transactions."

FUTURE ISSUANCES OF STOCK BY THE COMPANY; POTENTIAL ANTI-TAKEOVER EFFECT

The Company has authorized capital stock of 75,000,000 shares of Common
Stock, $.007 par value per share and 10,000,000 shares of preferred stock, $10.00 par value per share (the "Preferred Stock"). As of August 19, 1998, there were 18,556,384 shares of Common Stock issued and outstanding; 52,208 shares of Class C Preferred Stock were issued and outstanding; 4,400 shares of Series M Preferred Stock were issued and outstanding; and 1,000 shares of Series F Preferred Stock were issued and outstanding. Although, other than as disclosed herein, there are no present plans, agreements or undertakings with respect to the Company's issuance of any shares of stock or related convertible securities, the issuance of any of such securities by the Company could have anti-takeover effects insofar as such securities could be used as a method of discouraging, delaying or preventing a change in control of the Company. Such issuance could also dilute the public ownership of the Company. Inasmuch as the Company may, in the future, issue authorized shares of Common Stock or Preferred Stock without prior stockholder approval, there may be substantial dilution to the interests of the Company's stockholders. However, given that the Company is authorized to issue more stock, there can be no assurance that the Company will not do so. In addition, a stockholder's pro rata ownership interest in the Company may be reduced to the extent of the issuance and/or exercise of any options or warrants relating to the Common Stock or Preferred Stock. The issuance of additional shares of Common Stock may have the effect of rendering more difficult or discouraging an acquisition or change in control of the Company. See "Description of Securities."

FUTURE SALES OF STOCK BY STOCKHOLDERS

As of August 19, 1998, approximately 12,175,000 shares of Common Stock issued and outstanding were "restricted securities" as that term is defined under the Securities Act and in the future may only be sold in compliance with Rule 144 promulgated under the Securities Act or pursuant to an effective registration statement. Rule 144 provides, in essence, that a person (including a group of persons whose shares are aggregated) who has satisfied a one-year holding period for such restricted securities may sell within any three-month period, under certain circumstances, an amount of restricted securities which does not exceed the greater of 1% of that class of the Company's outstanding securities or the average weekly trading volume of that class of securities during the four calendar weeks prior to such sale. In addition, pursuant to Rule 144, persons who are not affiliated with the Company and who have held their restricted securities for at least two years are not subject to the quantity limitations or the manner of sale restrictions of the rule. As of the date hereof, substantially all of the Company's restricted securities are available for resale pursuant to Rule 144 or pursuant to a currently effective registration statement (separate from the registration statement of which this Prospectus forms a part), which will allow such shares to be resold into the market.

In the event that the shares of Common Stock which are not currently salable become salable by means of registration, eligibility for sale under Rule 144 or otherwise and the holders of such securities elect to sell such securities in the public market, there is likely to be a negative effect on the market price of the Company's securities and on the ability of the Company to obtain additional equity financing. In addition, to the extent that such securities enter the market, the value of the Company's securities in the over-the counter market may be reduced. No predictions can be made as to the effect, if any, that sales of such securities (or the availability of such securities for sale) will have on the market price of any of such securities which may prevail from time to time. Nevertheless, the foregoing could adversely affect such prevailing market prices.

AUTHORIZATION OF PREFERRED STOCK

The Company's Amended and Restated Articles of Incorporation, as further amended (the "Articles of Incorporation"), authorize the issuance of up to 10,000,000 shares of Preferred Stock with such rights and preferences as may be determined from time to time by the Board of Directors. Accordingly, the Board of Directors may, without stockholder approval, issue shares of Preferred Stock with dividend, liquidation, conversion, voting or other rights which are senior to the Shares or which could adversely affect the voting power or other rights of the holders of outstanding shares of Preferred Stock or Common Stock. In addition, the issuance of additional shares of Preferred Stock may have the effect of rendering more difficult, or discouraging, an acquisition of the Company or changes in control of the Company. Although, other than as set forth herein, the Company does not currently intend to issue any additional shares of Preferred Stock, there can be no assurance that the Company will not do so in the future. See "Risk Factors -- Future Issuances of Stock by the Company; Potential Anti-Takeover Effect," "Risk Factors -- Certain Provisions of Articles of Incorporation and Bylaws."

CONTINUED NASDAQ LISTING

The Common Stock is traded on the NASDAQ SmallCap Market tier of The NASDAQ Stock Market ("NASDAQ") under the symbol "ILNK." While the Common Stock is currently listed for quotation on NASDAQ, there can be no assurance given that the Company will be able to continue to satisfy the requirements for maintaining quotation on NASDAQ or that such quotation will otherwise continue. If, for any reason, the Common Stock becomes ineligible for continued listing and quotation, holders of the Company's securities may have difficulty selling their securities should they desire to do so.

Under applicable NASDAQ rules, in order to qualify for continued listing on NASDAQ, a company must have, among other things: (1) net tangible assets of at least $2,000,000 or market capitalization of at least $35,000,000 or net income in two of the previous three years of at least $500,000; (2) 500,000 or more publicly trading shares (not counting shares held by affiliates of the Company);
(3) market value of public float of at least $1,000,000; (4) minimum bid price of $1.00; (5) not fewer than two marketmakers; and (6) not fewer than 300 shareholders. Although the Company was able initially to satisfy the requirements for listing of its securities on NASDAQ, the Company may be unable to continue to satisfy the requirements for maintaining quotation of its securities thereon, and trading, if any, in the Company's securities would be conducted in the over-the-counter market in what are commonly referred to as the "pink sheets" of the National Quotation Bureau, Inc. or on the NASD OTC Electronic Bulletin Board. As a result, an investor may find it more difficult to dispose of or to obtain accurate quotations as to the price of such securities.

"PENNY STOCK" REGULATIONS

The Commission has adopted regulations which define a "penny stock" to be any equity security that has a market price (as defined) of less than $5.00 per share, subject to certain exceptions. For any transaction involving a penny stock, unless exempt, the rules require the delivery, prior to the transaction, of a disclosure schedule prepared by the Commission relating to the penny stock market. The broker-dealer also must disclose the commissions payable to both the broker-dealer and the registered representative, current quotations for the securities, and information on the limited market in penny stocks. In addition, the broker-dealer must obtain a written acknowledgment from the customer that such disclosure information was provided and must retain such acknowledgment for at least three years. Further, monthly statements must be sent to the customer disclosing current price information for the penny stock held in the account. While many NASDAQ-listed securities would otherwise be covered by the definition of penny stock, transactions in a NASDAQ-listed security would be exempt from all but the sole marketmaker provision for: (i) issuers who have $2,000,000 in tangible assets ($6,000,000 if the issuer has not been in continuous operation for three years); (ii) transactions in which the customer is an institutional accredited investor; and (iii) transactions that are not recommended by the broker-dealer. In addition, transactions in a NASDAQ-listed security directly with a NASDAQ marketmaker for such securities would be subject only to the disclosure with respect to commissions to be paid to the broker-dealer and the registered representative. The foregoing rules may materially adversely affect the liquidity for the market of the Company's securities. Such rules may also affect the ability of broker-dealers to sell the Company's securities and may impede the ability of holders of the Company's securities to sell such securities in the secondary market.

CERTAIN PROVISIONS OF ARTICLES OF INCORPORATION AND BYLAWS

Pursuant to the Articles of Incorporation, the Board of Directors has the authority to issue up to 10,000,000 shares of Preferred Stock without action by the stockholders in one or more series having such preferences, rights and other provisions as the Board of Directors may designate in providing for the issuance of such series. The Articles of Incorporation and Bylaws contain provisions which may discourage certain transactions which involve an actual or threatened change in control of the Company. See "Description of Securities -- Anti-Takeover Measures."

CLASSIFICATION OF THE BOARD OF DIRECTORS

The Board of Directors of the Company is classified into three classes.
Members of each class serve for staggered three year terms, with members of one class coming up for election each year. The classification of the Board of Directors may make it difficult for shareholders to effect a change in management. See "Management."

VOTING CONTROL

As of August 15, 1998, Winter Harbor owns 4,400 shares of Series M
Preferred Stock, which are convertible at any time into 4,400,000 shares of Common Stock, and it holds $7.768 million in promissory notes, which are convertible into 2,824.727 shares of Series M Preferred Stock, which in turn are convertible at any time into 2,824,727 shares of Common Stock. Winter Harbor also holds warrants, exercisable at any time, for the purchase of up to 17,540,000 shares of Common Stock. In addition, should Winter Harbor elect to convert its $7.768 million in promissory notes into additional shares of Series M Preferred Stock, it is entitled to receive additional warrants to purchase 5,000,000 shares of Common Stock. Upon the conversion of the Series M Preferred

Stock, conversion of the convertible promissory notes and the exercise of all of its warrants, securities then held by Winter Harbor would represent up to 61.6% of the voting securities of the Company. Mr. Keenan serves on the Board of Directors as the designee of Winter Harbor. As a group, the officers and directors of the Company may be deemed to beneficially own an aggregate of 3,054,896 shares, or approximately 14.2% of the outstanding voting securities. By virtue of their ownership of the Company's issued and outstanding Common Stock, the officers and directors of the Company have the ability to influence the election of directors and, consequently, influence the Company's business and affairs. See "Security Ownership of Certain Beneficial Owners and Management."

LACK OF PATENT PROTECTION

The Company does not currently hold any patents, although I-Link has filed patent applications for its technology for fax and voice communications over an internet environment. To the extent any technology included in such products is patentable, there can be no assurance that any patent will in fact be issued or that such patents will be effective to protect the Company's products from duplication by other developers. In addition, there can be no assurance that the Company will be able to afford the expense of any litigation that may be necessary to enforce its right under any patent.

NEW PRODUCTS

New products are subject to substantial risks, including high costs of introduction, market acceptance and duplication by other developers. See "Risk Factors -- I-Link Business Competition" and "Business of the Company."

DILUTIVE IMPACT OF OUTSTANDING OPTIONS, WARRANTS AND CONVERTIBLE SECURITIES

The holders of outstanding options, warrants and convertible securities have the opportunity to profit from a rise in the market price of the Common Stock, if any, without assuming the risk of ownership, with a resulting dilution in the interest of other shareholders. The Company may find it more difficult to raise additional equity capital if it should be needed for the business of the Company while such options and warrants are outstanding. At any time at which the holders thereof might be expected to exercise them, the Company would probably be able to obtain additional capital on terms more favorable than those provided by such options and warrants. The holders of such options and warrants have the right to require registration under the Securities Act of the shares of Common Stock that are issuable upon exercise of such options and warrants and have certain demand and/or "piggy-back" registration rights. The cost to the Company of effecting any such registration may be substantial.


                                 THE COMPANY

I-Link Incorporated (formerly known as Medcross, Inc. and previously defined as the "Company") was incorporated in Florida in April 1983. In January 1997 the Company acquired I-Link Communications (formerly Family
Telecommunications, Inc. and referred to herein as "ILC") and in August 1997 the Company acquired MiBridge, Inc. In 1997, the Company launched operations of a network marketing program through I-Link Worldwide, LLC, to market its products.

In the first quarter of 1998, the Company formed ViaNet Technologies, Ltd. ("ViaNet"). ViaNet, headquartered in Ramat Hasharon, Israel, operates as a wholly owned subsidiary of I-Link. The subsidiary will focus on research and development of new communications access devices. ViaNet is I-Link's third research and development group.

The technology that distinguishes I-Link from other telecommunications companies is the capability to carry high volumes of long-distance traffic at significantly reduced cost and provide enhanced services through its proprietary combination of IP and compression technologies, while maintaining the ease of use, high quality, and reliability of traditional phone systems. During the first and second quarters of 1998, the Company benefitted from the commercial deployment of its technology through its Communication Engines established at its facilities in Los Angeles, Dallas/Ft. Worth, Phoenix and Salt Lake City, and steadily increased the commercial telecommunications traffic carried over its Communications Engines. This permitted the Company to announce a new 4.9-cent-per-minute long-distance calling rate to customers whose long-distance calls both originate and terminate in the more than 25 calling areas located in these metropolitan markets. The Company intends to continue to expand the geographic areas covered by its Communications Engines.

During the second quarter of 1998, the Company announced the development of a communications product that would increase the telephone line capacity in any household or business. Initially dubbed "C4" (Customer Communications Control Center), the product will provide home and small business customers the capacity of up to 24 phone lines using the existing telephone lines and wires that are connected to their homes or offices today. In addition, C4 will provide around-the-clock Internet access and access to the enhanced services I-Link currently offers, including voice mail, fax, paging, e-mail, conference calling and follow-me-anywhere one-number service. C4 uses existing telecommunications networks, including the standard copper-wire lines currently installed in nearly every home and business, as well as high-speed data lines and infrastructure that have been announced or are being installed by local and long-distance telecommunications companies. The C4 should undergo early field trials in the Fourth quarter of 1998 and the Company anticipates shipping in 1999.

Continuing the Company's efforts to provide state of the art quality services to its customers, the Company furthered the development of its enhanced services billing (ESB) platform during the second quarter of 1998. The ESB system is an integrated software solution providing order entry, provisioning, fulfillment, billing, collections and customer service capabilities for both retail and wholesale telecommunication markets. ESB will provide among other things the following specific features: (1) easy product definition for products and services, (2) quick access to on-line customer information, (3) tracking of provisioning and fulfillment status, (4) convergent billing of products and services, (5) seamless integration with third party credit card, collections and telecommunication tax providers, (6) facilitation of import/export files and
(7) designs for future selling of packet and byte billing increments. These automated features will enhance our customer service and handling procedures.

In early 1998 the Company determined that it would refocus the resources of the Company to concentrate on those channels of distribution of its products which had higher profit margins (primarily the Network Marketing Channel) and accordingly terminated certain relationships, including its single largest reseller account, which accounted for 21% of the Company's telecommunication services revenues during the first quarter of 1998. The loss of these revenues was the primary cause of the decrease in telecommunications service revenue in the second quarter of 1998. Telecommunications service revenue from other channels, including Network Marketing, continued to increase during the second quarter of 1998.

EMPLOYEES

As of August 15, 1998, the Company employed approximately 206 full-time employees, including six persons in management and twelve administrative personnel. The Company is not a party to any collective bargaining agreement and the Company's employees are not represented by any labor union. The Company considers its relationship with its employees to be good. The Company's success depends in large part upon its ability to attract, develop, motivate and retain highly skilled employees, of which there can be no assurance.

                               USE OF PROCEEDS

The Securities subject hereto are issuable as dividends on previously issued shares of Class C Preferred Stock. Consequently, the Company will not receive any of the proceeds from the sales of the Dividend Shares.

                               CAPITALIZATION

The following table sets forth the capitalization of the Company as of June 30, 1998.

   Stockholders' Equity:
     Preferred Stock, $10.00 par value; 10,000,000
        shares authorized; 83,215 shares outstanding,
        liquidation preference of $19,357,000 at 6/30/98     $    832,150
     Common Stock, $.007 par value; 75,000,000
        shares authorized and 17,918,016 shares
        outstanding                                               125,425
     Additional Paid-In Capital                                78,550,981
     Deferred Compensation from Stock Options                 ( 1,492,143)
     Accumulated Deficit                                      (75,163,845)
                                                               ----------
        Total Capitalization                                 $  2,852,568
                                                               ==========

                               DIVIDEND POLICY

Other than as set forth herein, the Company does not currently anticipate paying any dividends on its Common Stock in the foreseeable future. Dividends on the Class C Preferred Stock may be paid in shares of Common Stock (the "Dividend Shares") at the option of the Company provided that the Dividend Shares are the subject of a registration statement which has been declared effective under the Securities Act. It is the Company's intention henceforth to pay such dividends in shares of Common Stock. The shares of Common Stock which are the subject of this Prospectus will be issued in payment of dividends due and payable and to become payable to holders of Class C Preferred Stock. As of August 19, 1998, accrued and unpaid dividends on all shares of Preferred Stock totaled $2,605,206. The Company currently intends to retain all working capital and earnings, if any, to finance the operations of its businesses and to expand its businesses.

                     MANAGEMENT'S DISCUSSION AND ANALYSIS

FORWARD-LOOKING INFORMATION

This Prospectus contains certain forward-looking statements and information relating to the Company that are based on the beliefs of management as well as assumptions made by and information currently available to management. When used in this document, the words "anticipate," "believe," "estimate," "expect," and "intended" and similar expressions, as they relate to the Company or its management, are intended to identify forward-looking statements. Such statements reflect the current view of the Company respecting future events and are subject to certain risks and uncertainties as noted below. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described herein as anticipated, believed, estimated, expected or intended.

Among many factors that could cause actual results to differ materially are the following: the Company's ability to finance and manage expected rapid growth; the Company's ability to attract support and motivate a rapidly growing number of independent representatives; competition in the long distance telecommunications and ancillary industries; the Company's ongoing relationship with its long distance carriers and vendors; dependence upon key personnel; subscriber attrition; the adoption of new, or changes in, accounting policies, litigation, federal and state governmental regulation of the long distance telecommunications and internet industries; the Company's ability to maintain, operate and upgrade its information systems and network; the Company's success in deploying it's Communication Engine network in internet telephony and the Company's success in the offering of other enhanced service products.

Actual events, transactions and results may materially differ from the anticipated events, transactions or results described in such statements. The Company's ability to consummate such transactions and achieve such results is subject to certain risks and uncertainties. Such risks and uncertainties include, but are not limited to, the existence of demand for and acceptance of the Company's products and services, regulatory approvals and developments, economic conditions, the impact of competition and pricing, results of the Company's financing efforts and other factors affecting the Company's business that are beyond the Company's control. The Company undertakes no obligation and does not intend to update, revise or otherwise publicly release the result of any revisions to these forward-looking statements that may be made to reflect future events or circumstances.

LIQUIDITY AND CAPITAL RESOURCES - SIX MONTHS ENDED JUNE 30, 1998 AND 1997

Cash and cash equivalents as of June 30, 1998 were $930,176, restricted certificates of deposits were $1,136,661 and the working capital deficit was $14,123,371. Cash used by operating activities during the six-month period ended June 30, 1998 was $7,109,634 as compared to $5,040,728 during the same period ended June 30, 1997. The increase in cash used by operating activities in 1998 was primarily due to an increase in accounts receivable and the increased operating loss as the Company continued to develop its infrastructure and product base.

Net cash used by investing activities in the six-month period ended June
30, 1998 was $1,063,444 as compared to net cash used of $48,680 in the same period ended June 30, 1997. Cash used by investing activities in 1998 was attributable to the purchase of furniture, fixtures and equipment of $1,906,659 which was offset by $310,000 received from sale of certain assets from discontinued operations and $533,215 from matured restricted certificates of deposit. In the first six months of 1997 cash used by investing activities was primarily due to purchase of furniture, fixtures and equipment of $483,992 which was offset by cash received of $435,312 in the acquisition of ILC.

Financing activities provided net cash of $7,474,130 in the first six months of 1998 as compared to cash provided of $1,765,567 in the same period of 1997. Cash provided in 1998 included proceeds of $7,768,000 from notes payable and warrants and $684,943 in proceeds from exercises of common stock warrants and options. Payments on long-term debt and capital lease obligations of $808,348 from continuing operations and $170,465 from discontinued operations offset these proceeds. During the same six months in 1997, financing activities provided cash of $1,765,567 including $2,000,000 in proceeds from issuance of notes payable and warrants and $22,499 from the exercise of common stock warrants and options which sources were offset by repayments of $185,724 on long-term debt and capital lease obligations from continuing operations and $71,208 from discontinued operations.

The Company incurred a net loss from continuing operations of $18,071,592 for the first six months 1998, and as of June 30, 1998 had an accumulated deficit of $75,163,845. The Company anticipates that revenues generated from its continuing operations will not be sufficient during 1998 to fund its operations, continued expansion of its private telecommunications network facilities and anticipated growth in subscriber base. To provide a portion of its capital needs, the Company has entered into two financing arrangements as described below. The Company anticipates that additional funds will be necessary from public or private financing markets to fund continued operations and to successfully integrate and finance the planned expansion of the business communications services and to discharge the financial obligations of the Company.

LIQUIDITY AND CAPITAL RESOURCES - YEARS ENDED DECEMBER 31, 1997, 1996 AND 1995

Cash and cash equivalents as of December 31,1997 were $1,643,805, short term certificates of deposits were $1,628,500 and working capital deficit was $2,955,180. Cash used by operating activities during 1997 was $12,008,526 as compared to $4,840,285 in 1996 and cash provided by operating activities of $319,362 in 1995. The increase in cash used by operating activities in 1997 and 1996 was primarily due to increased operating losses as the Company continued to develop its infrastructure and product base.

Net cash used by investing activities in 1997 was $1,387,526 as compared to $2,573,486 in 1996 and to net cash provided of $4,283 in 1995. The increase in cash used by investing activities in 1997 was primarily attributable to the purchase of property and equipment of $1,948,857 which was offset by cash received in connection with the acquisitions of ILC and MiBridge of $514,886 and $53,500 from maturity of a certificate of deposit. In 1996 the increase in cash used by investing activities was due primarily to purchases of property and equipment of $669,970 and certificates of deposit-restricted of $1,962,601 which uses were offset by $60,000 from maturity of a certificate of deposit.

Financing activities provided net cash of $10,623,680 in 1997 and $11,834,681 in 1996. Cash provided in 1997 included $5,000,000 in long-term debt, which was subsequently exchanged for equity, $6,618,888 of net proceeds from the sale of preferred stock and $137,933 from the exercise of warrants and options. During 1997 the Company repaid $1,079,585 of long-term debt and capital lease obligations. Cash provided in 1996 included $2,502,333 from long-term debt and $12,290,000 net proceeds from the sale of preferred stock. During 1996 the Company repaid $2,990,385 of long-term debt and capital lease obligations.

The Company incurred a net loss from continuing operations of $28,667,692 for the year ended December 31, 1997, and as of December 31, 1997 had an accumulated deficit of $56,984,247. The Company anticipates that revenues generated from its continuing operations will not be sufficient during 1998 to fund its operations, continued expansion of its private telecommunications network facilities and anticipated growth in subscriber base. To provide a portion of its capital needs, the Company has entered into two financing arrangements as described below. The Company anticipates that additional funds will be necessary from public or private financing markets to fund continued operations and to successfully integrate and finance the planned expansion of the business communications services and to discharge the financial obligations of the Company.

CURRENT POSITION/FUTURE REQUIREMENTS

During 1998, the Company plans to use available cash to fund the development and marketing of I-Link products and services. During the second quarter of 1998 revenues from continuing operations decreased $854,585 from the first quarter of 1998 primarily due to decreases of $646,010 in telecommunication services and $377,285 in marketing services, both of which were offset by an increase of $168,710 in technology licensing and development. The decrease in telecommunication services resulted from the Company's decision in early 1998 to refocus the resources of the Company to concentrate on the those channels of distribution of its products which produce higher profit margins (primarily the Network Marketing Channel). The effect of this decision was the Company's termination of several reseller accounts during the second quarter of 1998 including the Company's single largest reseller account. Terminating these relationships resulted in decreased revenues of $852,000 in the second quarter as compared to the first quarter of 1998. However, this decrease in revenue was offset by an increase in telecommunication services revenue in the Network Marketing Channel of $360,000 which represents growth of telecommunication services revenue from this channel in the second quarter as compared to the first quarter of 1998. The decrease from marketing services revenue was primarily due to the Company's decision to discontinue sale of the V-Phone and Net Link 1+ products ($179,340) during the second quarter and a cyclical decrease in revenues from national conventions and training, promotional and presentation materials ($197,945) (the Company's national conventions are held in the first and third quarters). The Company anticipates that revenue from all sources of continuing operations will continue to grow in 1998 and will increasingly contribute to the cash requirements of the Company. The Company released several new products in late 1997 and early 1998 such as V-Link and has deployed several of its Communication Engines, all of which continue to increase revenues and profit margins. The Company also believes that revenue and cash flows from software sales and development will continue to increase in 1998 due to maturation of its products and royalty and licensing agreements.

The Company anticipates that cash requirements for operations and the continued market penetration and deployment of I-Link products and services will be at increasingly higher levels than those experienced in 1997. The Company also expects that expenditures for research and development will continue at approximately the same level as the first six months for the remainder of 1998 as it continues development of new technology. In March 1998, the Company committed approximately $2.2 million (of which $529,000 had been paid as of June 30, 1998) to development of a new internal information system that will encompass nearly all computer systems.

In order to provide for capital expenditure and working capital needs, during the second quarter of 1998 the Company obtained a total of $2 million (in addition to $5.768 million in the first quarter) in new interim debt financing from Winter Harbor, LLC Pursuant to the terms of the loan agreement with Winter Harbor, (which bears interest at prime plus four), the Company agreed to issue 1,740,000 warrants to purchase common stock of the Company at exercise prices ranging from $6.12 to $6.67 based upon 110% of the closing price of the common stock on the day loan funds were advanced. The warrants expire seven and one-half years from the grant date. The loan is due upon demand and collateralized by essentially all of the assets of the Company's subsidiaries. Additionally, Winter Harbor has the right to elect at any time until the loan (including the $5.768 million loan in the first quarter of 1998) is repaid to convert the unpaid balance of the loan into additional shares of the Company's Series M Preferred Stock, reduce the exercise price of the 6,740,000 Loan Warrants (including 5,000,000 warrants issued in connection with the $5.768 million loan in the first quarter of 1998) to $2.50 per share, and receive an additional 5,000,000 warrants to purchase common stock of the Company at an exercise price of $2.50 per share.

On July 9, 1998, the Company entered into an agreement with JNC Opportunity
Fund Ltd. ("JNC") by which it obtained a $10,000,000 equity investment which resulted in net proceeds to the Company of $9,470,000. The terms of the equity investment were amended on July 28, 1998. Under the original terms of the equity investment, JNC purchased shares of the Company's newly created 5% Series E Convertible Preferred Stock (the "Series E Preferred Stock"), which were convertible into the Company's common shares at a conversion price of the lesser of 110% of the market price of the Company's publicly traded common shares as of the date of closing, and 90% of the market price at the time of conversion. In addition, JNC obtained a warrant to purchase 250,000 shares of the Company's common stock at an exercise price equal to 120% of the market price of the Company's publicly traded common shares as of the date of closing. On July 28, 1998, the terms of the equity investment were amended to provide a floor to the conversion price, and to effect such amendment the Company created the 5% Series F Convertible Preferred Stock (the "Series F Preferred Stock") with which the Series E Preferred Shares originally issued to JNC were exchanged. Pursuant to the amendment, the Series F Preferred Shares are convertible into common shares at a conversion price of the lesser of $4.00 per common share or 87% of the market price of the Company's common shares at the time of conversion, subject to a $2.50 floor. In the event the market price remains below $2.50 for five consecutive trading days, the floor will be re-set to the lower rate, provided, however, that the floor shall not be less than $1.25. JNC also received an additional warrant to purchase 100,000 shares of the Company's common stock at an exercise price of $4.00 per common share. The Series F Preferred Shares may be converted at any time, are automatically converted at the end of three years, and are subject to specific provisions that would prevent any issuance of I-Link common stock at a discount if and to the extent that such shares would equal or exceed in the aggregate 20% percent of the number of common shares outstanding prior to the recent $10,000,000 placement absent shareholder approval as contemplated by the NASDAQ stock market non-quantitative designation criteria. In addition, the Company is required to use the net proceeds from the sale of the Series F Preferred Stock for working capital purposes, except for up to $4 million which can be used in part to retire indebtedness owed to Winter Harbor LLC and to satisfy the Company's arbitration settlement with MCI Communications, Inc.

In March 1998, the Company entered into a written agreement with a private investor under the terms of which the investor agreed to provide to the Company a credit facility of from $10 million to $20 million. Subsequently, the investor defaulted in its obligations to make the loans to the Company in the time frames provided for in the agreement. Despite continued representations from the investor that it intends to provide the funding to the Company, the investor remains in default. The Company has declared the investor in breach of the written agreement

The Company anticipates that additional funds will be necessary from public or private financing markets to fund continued operations and to successfully integrate and finance the planned expansion of the business communications services and to discharge the financial obligations of the Company. The availability of such capital sources will depend on prevailing market conditions, interest rates, and financial position and results of operations of the Company. There can be no assurance that such financing will be available, that the Company will receive any proceeds from the exercise of outstanding options and warrants or that the Company will not be required to arrange for additional debt, equity or other type of financing.

RESULTS OF OPERATION

SIX-MONTH PERIOD ENDED JUNE 30, 1998 COMPARED TO SIX-MONTH PERIOD ENDED JUNE 30, 1997

In December 1997, the Company made the decision to dispose of the operations of the subsidiaries of the Company operating in the medical services industry in order to concentrate on its telecommunications and technology sectors. Accordingly, medical services operations during the six-month periods ending June 30, 1998 and 1997 have been reported as discontinued operations.

REVENUES

Telecommunications service revenue increased $4,501,119 to $8,915,944 in the first six months of 1998 as compared to $4,414,825 in the first six months of 1997. The increase is due primarily to the new customers obtained through the Network Marketing channel which began generating revenues in the third quarter of 1997.

Marketing services revenue, which includes revenues recognized from independent representatives for training, promotional and presentation materials, V-Phone and Netlink 1+ product sales, and ongoing administrative support was $2,305,209 in the first six months of 1998 as compared to $720,490 in the same period of 1997. The network marketing channel and its related product offerings began late in the second quarter of 1997.

Technology licensing and development revenue was $580,610 in the first six months of 1998. These revenues are from the licensing and development of technology through MiBridge, Inc., which was acquired in September 1997. Accordingly there was no such revenue in the first quarter of 1997.

OPERATING COSTS AND EXPENSES

Telecommunication network expenses increased $2,444,760 in the first six months of 1998 to $9,510,550 as compared to $7,065,790 for the same period in 1997. These expenses include the costs related to the continuing development and deployment of the Company's communication network and expenses related to the telecommunication services revenue. The increase in expense was primarily due to the increase in telecommunications services revenue. The Company expects that telecommunications network expense will increase as telecommunication services revenue increases but at a lesser rate of growth as the Company benefits from economies of scale and increased traffic on the Company's enhanced IP (Internet protocol) telephony network.

Marketing service costs were $3,210,957 in the first six months of 1998 as compared to $640,739 for the same period in 1997. The expenses relate directly to the Company's marketing service revenue that began late in the second quarter of 1997 and accordingly expenses incurred in the first six months of 1998 and 1997 are not directly comparable. Marketing service expenses include commissions and the costs of providing training, promotional and presentation materials and ongoing administrative support to independent representatives.

Selling, general and administrative expense increased $580,175 to $4,932,092 in the first six months of 1998 as compared to $4,351,917 in the first six months in 1997. The increase was primarily due to increased administrative expense associated with the launch of the Network Marketing channel late in the second quarter of 1997 and general increases in overhead and personnel expenses associated with growing the Company's telecommunication business.

The provision for doubtful accounts increased $1,103,662 to $1,448,662 in the six months of 1998 as compared to $345,000 in the same period in 1997. This increase is primarily due to the following: (1) growth in the Company's telecommunication services revenue and (2) an increase in uncollectible accounts receivable associated with the Company's decision in early 1998 to concentrate its resources on those channels of distribution of its products with higher profit margins (primarily Network Marketing), the effect of which was to terminate relationships with several reseller accounts in the second quarter of 1998, including the Company's single largest reseller account.

Depreciation and amortization increased $1,236,675 to $2,049,826 in the first quarter of 1998 as compared to $813,151 in the first six months of 1997. The increase is primarily due to increased amortization associated with intangible assets recorded in the third quarter of 1997 with the release from escrow of the final 1,000,000 shares of common stock in connection with the 1996 acquisition of I-Link Worldwide Inc. and the third quarter 1997 acquisition of MiBridge. This resulted in $12,336,410 of additional intangible assets. Depreciation expense also increased due to continued acquisition of telecommunication equipment.

Research and development increased $798,821 to $1,144,155 in the first six months of 1998 as compared to $345,334 in the same period in 1997. The increase is associated with the Company's acquisition of MiBridge, Inc in the third quarter of 1997 and the formation of a wholly-owned Israeli subsidiary, ViaNet, in early 1998 to increase the Company's research and development efforts.

Interest expense increased $7,267,306 to $7,640,577 in the first six months of 1998 as compared to $373,271 in the same period in 1997. The net increase is primarily due to $7,274,000 (non-cash) in amortization of debt discount related to certain warrants granted in connection with $7,768,000 in loans to the Company in the first six months of 1998 as compared to $320,000 (non-cash) on certain convertible notes in the same period of 1997.

Interest and other income decreased $77,260 to $63,464 in the first six months of 1998 as compared to $140,724 in the same period of 1996. The decrease was primarily due to a decrease in the average balance of cash on hand in the first six months of 1998.

THREE-MONTH PERIOD ENDED JUNE 30, 1998 COMPARED TO THE THREE-MONTH PERIOD ENDED JUNE 30, 1997

In December 1997, the Company made the decision to dispose of the operations of the subsidiaries of the Company operating in the medical services industry in order to concentrate on its telecommunications and technology sectors. Accordingly, medical services operations during the three-month periods ending March 31, 1998 and 1997 have been reported as discontinued operations.

REVENUES

Telecommunication services revenue increased $1,867,358 to $4,134,967 in the second quarter of 1998 as compared to $2,267,609 in the second quarter of 1997. The increase is due primarily to the new customers obtained through the Network Marketing channel which began generating revenue in the third quarter of 1997.

Marketing services revenue, which includes revenue recognized from independent representatives for training, promotional and presentation materials, V-Phone and Netlink 1+ product sales, and ongoing administrative support was $963,962 in the second quarter of 1998 as compared to $720,490 in the same quarter of 1997. The network marketing channel and its related product offerings began late in the second quarter of 1997.

Technology licensing and development revenue was $374,660 in the second quarter of 1998. These revenues are from the licensing and development of technology through MiBridge, Inc., which was acquired in September 1997. Accordingly there was no such revenue in the second quarter of 1997.

OPERATING COSTS AND EXPENSES

Telecommunication network expense increased $597,626 in the second quarter of 1998 to $4,612,334 as compared to $4,014,708 for the same quarter of 1997. These expenses include the costs related to the continuing development and deployment of the Company's communication network and expenses related to the telecommunication services revenue. The increase in expense was primarily due to the increase in telecommunication services revenue. The Company expects that telecommunications network expense will increase as telecommunication services revenue increases but at a lesser rate of growth as the Company benefits from economies of scale and increased traffic on the Company's enhanced IP (Internet protocol) telephony network.

Marketing service costs were $1,343,072 in the second quarter of 1998 as compared to $640,739 for the same quarter of 1997. The expenses relate directly to the Company's marketing services revenue that began late in the second quarter of 1997. Marketing services expense includes commissions and the costs of providing training, promotional and presentation materials and ongoing administrative support to independent representatives.

Selling, general and administrative expense increased $281,075 to $2,520,506 in the second quarter of 1998 as compared to $2,239,431 in the second quarter of 1997. The increase was primarily due to increased overhead and personnel costs associated with growing the Company's telecommunication business.

The provision for doubtful accounts increased $405,000 to $675,000 in the second quarter of 1998 as compared to $270,000 in the same quarter of 1997.
This increase is primarily due to the following: (1) growth in the Company's telecommunication services revenue and (2) an increase in uncollectible accounts receivable associated with the Company's decision in early 1998 to concentrate its resources on those channels of distribution of its products with higher profit margins (primarily Network Marketing), the effect of which was to terminate relationships with several reseller accounts in the second quarter of 1998, including the Company's single largest reseller account.

Depreciation and amortization increased $524,049 to $1,039,099 in the second quarter of 1998 as compared to $515,050 in the second quarter of 1997. The increase is primarily due to increased amortization associated with intangible assets recorded in the third quarter of 1997 with the release from escrow of the final 1,000,000 shares of common stock in connection with the 1996 acquisition of I-Link Worldwide Inc. and the third quarter 1997 acquisition of MiBridge. This resulted in $12,336,410 of additional intangible assets. Depreciation expense also increased due to continued acquisition of telecommunication equipment.

Research and development increased $501,814 to $576,060 in the second quarter of 1998 as compared to $74,246 in the same period of 1997. The increase is associated with the Company's acquisition of MiBridge, Inc in the third quarter of 1997 and the formation of a wholly-owned Israeli subsidiary, ViaNet, in early 1998 to increase the Company's research and development efforts.

Interest expense increased $5,421,856 to $5,459,535 in the second quarter of 1998 as compared to $37,679 in the same quarter of 1997. The net increase is primarily due to $5,213,000 (non-cash) in amortization of debt discount related to certain warrants granted in connection with $7,768,000 in loans to the Company from Winter Harbor LLC and interest on the same loans of $235,909.

Interest and other income decreased $38,244 to $18,172 in the second quarter of 1998 as compared to $56,416 in the same quarter of 1997. The decrease was primarily due to a decrease in the average balance of cash on hand in the second quarter of 1998 as compared to the same quarter of 1997.

YEAR ENDED DECEMBER 31, 1997 COMPARED TO THE YEAR ENDED DECEMBER 31, 1996

Operating results for 1997, 1996 and 1995 are not comparable due to changes in the operations of the Company. The operations of the Company in 1995 were related to diagnostic and clinical services to healthcare facilities and sales of medical equipment through several subsidiaries of I-Link Incorporated (formerly Medcross, Inc.). In February 1996 I-Link Incorporated acquired I-Link Systems, Inc. (formerly I-Link Worldwide Inc.). In January 1997 the Company acquired I-Link Communications (formerly Family Telecommunications, Inc. and referred to herein as "ILC") and in August 1997 the Company acquired MiBridge, Inc. In 1997, the Company launched operations of a network marketing program (the "Network Marketing channel") through I-Link Worldwide, LLC, to market its products. In December 1997, the Company made the decision to dispose of the operations of the subsidiaries of the Company operating in the healthcare industry in order to concentrate on its telecommunications and technology sectors. Accordingly, the healthcare operation during the three years ended December 31, 1997 has been reported as discontinued operations. Therefore 1995 has no revenue or expense from continuing operations, 1996 includes the operations of I-Link Systems and 1997 includes the operations of I-Link Communications Inc., I-Link Systems Inc., I-Link Worldwide, LLC and MiBridge Inc.

REVENUES

Net operating revenue of the Company in 1997 included three new sources of revenue which were: (1) telecommunication service revenues of $11,081,007 which is a result of the acquisition of ILC in January 1997; (2) marketing services of $2,637,331 which began in June 1997 and includes revenues from the Network Marketing channel, including revenues from independent representatives for training, promotional and presentation materials; and (3) technology licensing and development revenues of $346,875 which began in August 1997 upon the acquisition of MiBridge, Inc. which develops and licenses communications software that supports multimedia communications over the public switched and local area networks and the Internet. In 1996 the Company had other revenue of $170,532 which was associated with internet service provider services the Company did not offer in 1997.

OPERATING COSTS AND EXPENSES

Telecommunications network expenses increased $13,514,220 to $14,634,999 in 1997 as compared to $1,120,779 in 1996. The increase is related to the costs of continuing development and deployment of the Company's communication network and expenses related to the telecommunication service revenue that began in 1997 with the acquisition of ILC.

Marketing services costs were $4,294,014 in 1997 and $0 in 1996. These costs directly relate to the Company's marketing services revenue that began late in the second quarter of 1997 and include commissions and the costs of providing training, promotional and presentation materials and ongoing administrative support of the Network Marketing channel.

Selling, general and administrative expenses increased $9,044,840 to $11,948,568 in 1997 as compared to $2,903,728 in 1996. The increase was primarily due to increased administrative expense associated with the launch of the Network Marketing channel and an increase in overhead and personnel expenses associated with growing the Company's telecommunication and technology licensing and development businesses.

Provision for doubtful accounts increased $1,369,004 to $1,385,000 in 1997 as compared to $15,996 in 1996. The increase is related directly to the growth in telecommunication service revenues, and, specifically, one marketer of the Company's services, which relationship will be terminated in the first half of 1998.

Depreciation and amortization increased $1,858,362 to $2,549,282 in 1997 as compared to $690,920 in 1996. The increase is primarily due to increased amortization ($1,566,500) of intangible assets acquired in the acquisition of ILC and MiBridge in 1997 and the issuance in 1997 of the final 1,000,000 shares of common stock associated with the acquisition of I-Link Worldwide Inc. in 1996. Depreciation expense also increased due to the acquisition of telecommunication equipment in late 1996 and throughout 1997.

Acquired in-process research and development decreased $10,342,112 to $4,235,830 in 1997 as compared to $14,577,942 in 1996. The $4,235,830 in 1997 was related to the acquisition of MiBridge in 1997 whereas the $14,577,942 in 1996 was related to the acquisition of I-Link Worldwide Inc. in February 1996. These amounts were expensed because technological feasibility of the in-process technology had not yet been established and the technology was deemed to have no alternative future use. These expenses related to specific acquisition of other companies and as such are not of a recurring nature other than as may occur if the Company were to acquire other similar entities in the future.

Research and development increased $531,078 to $878,582 in 1997 as compared to $347,504 in 1996. The increase is primarily associated with the Company's continuing telecommunication network research and development efforts.

OTHER INCOME (EXPENSE)

Interest expense increased $1,010,277 to $3,022,619 in 1997 as compared to $2,012,342 in 1996. The increase is primarily due to the expensing of $2,371,575 in debt discounts (non-cash) related to certain warrants granted in connection with $5,000,000 in loans to the Company during the year and interest of $103,000 on those loans. These loans were exchanged for equity during the year and accordingly all of the debt discount was immediately expensed. The increase is also due to $320,000 (non-cash) of interest expense associated with the issuance of convertible notes issued at a discount in 1996.

Litigation settlement expense of $821,000 occurred in 1996 only and was associated with the Company's settlement of the JW Charles litigation. The expense (non-cash) was directly related to issuance of 175,000 warrants (related to the settlement) to purchase common stock at an exercise price less than fair market value of the common stock at the date of issuance.

Interest and other income increased $60,287 to $215,989 in 1997 as compared to $155,702 in 1996. The increase was primarily due to an increase in the average balance of cash on hand during 1997 as compared to 1996.

YEAR ENDED DECEMBER 31, 1996 COMPARED TO THE YEAR ENDED DECEMBER 31, 1995

The operations of the Company in 1995 were related to diagnostic and clinical services to healthcare facilities and sales of medical equipment through several subsidiaries of I-Link Incorporated (formerly Medcross, Inc.). The Company decided to dispose of the operations of these subsidiaries and accordingly, these operations in 1995 and 1996 are reported as discontinued operations. Therefore 1995 has no revenue or expense from continuing operations to compare to the continuing operations of 1996.

The results of continuing operations in 1996 reflect only the operations of I-Link Worldwide Inc., which was acquired in February 1996 and thus had no comparable results of operation in 1995.

YEAR 2000 ISSUE

The "Year 2000" issue affects the Company's installed computer systems, network elements, software applications, and other business systems that have time-sensitive programs that may not properly reflect or recognize the year 2000. Because many computers and computer applications define dates by the last two digits of the year, "00" may not be properly identified as the year 2000. This error could result in miscalculations or system failures. The Company is continuing its evaluation and upgrade of its computer systems and applications for the Year 2000. The Year 2000 issue may also affect the systems and applications of the Company's customers, vendors and resellers.

The Company is seeking or has obtained confirmation from its primary vendors that they are developing and implementing plans to minimize Year 2000 consequences. The Company's development of an enhanced services billing platform is being designed to be Year 200 compliant. In addition, proprietary software and technology for both internal use and for resale has been designed to be Year 2000 compliant.

The Company is utilizing both internal and external resources to identify, correct or reprogram, and test its systems for minimizing Year 2000 consequences and expects to incur internal labor as well as consulting and other expenses related to infrastructure and facilities enhancements necessary to prepare its systems for the Year 2000. The total cost of modifications and conversions is not know at this time; However, it is not expected to be material to the Company's financial position, results of operations or cash flows and is being expensed as incurred. Also, the Company is currently developing a contingency plan to deal with potential Year 2000 related business interruptions that may occur on January 1, 2000 or thereafter. The Company anticipates that the contingency plan will be completed by June 30, 1999.

If compliance is not achieved in a timely manner, the Year 2000 issue could have a material adverse effect on the Company's operations. However, the Company is focusing on identifying and addressing all aspects of its operations that may be affected by the Year 2000 issue and is addressing the most critical applications first. As a result, Company management does not believe its operations will be materially affected.


                           BUSINESS OF THE COMPANY

The primary business of the Company, as carried on through its wholly-owned subsidiaries I-Link Systems, Inc. (formerly named I-Link Worldwide Inc.), I-Link Communications, Inc. (formerly named Family Telecommunications Incorporated), MiBridge, Inc., and I-Link Worldwide, LLC (collectively referred to as the "Company" or "I-Link"), is the development, sale and delivery of communications products and services to residential, small business and wholesale customers. I-Link is an Enhanced Internet Protocol (IP) communications company that, as a result of new technology and architectural innovations, is able to deliver to its customers enhanced communications services not available through traditional telecommunications companies, and lower the cost of telephone service, while maintaining the traditional reliability, functionality and ease of use of their existing communications equipment. Unlike other providers of communications services utilizing IP technology, I-Link does not use the Internet as its primary source of delivering services. Rather, I-Link's communications services and products are delivered to customers via both a dedicated data communication network established by I-Link that operates in the same manner as the Internet (the "I-Link Intranet") and existing switched telecommunications networks. I-Link seeks to provide more effective communications solutions and enhanced capabilities to users of traditional telecommunications services through utilization of the I-Link Intranet and other existing data communications networks, as well as through volume purchasing of capacity on traditional switched telecommunications networks. I-Link has developed patent-pending technology and has deployed a national network infrastructure of communications equipment and dedicated lines that enable it to carry traditional telecommunications services over the I-Link Intranet in a manner that maintains traditional telecommunications quality, is transparent to the user, and permits the customer to use his or her existing telecommunications devices and equipment (telephone, fax, pager, etc.).

With its acquisition of Family Telecommunications Incorporated (now renamed I-Link Communications, Inc.), a regional long distance telecommunications carrier with nationwide delivery of telecommunications services over traditional switched telecommunications networks, the Company in January 1997 launched its marketing efforts and began to obtain customers for its long distance telecommunications services through I-Link. In June 1997, I-Link launched its Network Marketing program, I-Link Worldwide, LLC, to market its products and services to the residential and small business markets. Through its marketing activities and through strategic acquisitions of existing customer bases, I-Link will aggressively seek to enlarge its overall customer base. In a given geographic area, the I-Link services are initially delivered across existing switched telecommunications networks. As the number of I-Link customers grows and reaches targeted customer-base size in the geographic area, customer traffic is moved from the traditional switched telecommunications networks to the network of dedicated lines I-Link has established and over which its proprietary technology is deployed (the "I-Link Intranet"). The move from the traditional switched telecommunications network to the I-Link Intranet is transparent to the customer and permits I-Link to make available to the customer an array of enhanced communications services. It also results in a significant reduction in the cost of delivering the services, both increasing profitability and permitting I-Link to offer increased savings to its customers, as well as differentiating I-Link and its services in a highly commoditized market. I-Link believes this strategy of building customer bases in geographic areas on traditional switched networks and transitioning the traffic to the I-Link Intranet as the size of the customer base increases will result in the most cost effective nationwide deployment of the I-Link Intranet.

With the acquisition of MiBridge, Inc. ("MiBridge"), a New Jersey-based communications technology company, I-Link is able to develop and offer further communications capability to its customers. MiBridge is engaged in the design, development, integration and marketing of a range of software telecommunication products that support multimedia communications over the public switched telephone network (PSTN), local area networks (LAN), and the Internet. Historically, MiBridge has concentrated its development efforts in compression systems such as voice and fax over IP. MiBridge has developed patent-pending technologies which combine sophisticated compression capabilities with IP telephony technology. The acquisition of MiBridge has permitted I-Link to accelerate the development and deployment of its own IP technology and add strength and depth to its research and development team, and provides I-Link with the opportunity to generate income and develop industry alliances through the strategic licensing of its technologies to other companies within the industry, such as Lucent Technologies and others.

I-Link's technology enables the user to employ its existing telephone, fax machine, pager or modem (hereafter referred to as "conventional communications equipment") to achieve high-quality communications with other conventional communications equipment, while exploiting and advancing the capabilities of IP technology. Transmission takes place on I-Link's V-Link Network, which is comprised of traditional telecommunication facilities integrated with I-Link's private Intranet. The Intranet portion of the V-Link Network is comprised of leased data lines routing TCP/IP packets. Gateways comprised of sophisticated communications equipment and proprietary software, which I-Link calls Communication Engines , are used to integrate the traditional segments of the V-Link Network with the Intranet segments. The resulting network allows for customers to send and receive communication via the V-Link Network at reduced rates and with much greater capabilities.

I-Link uses a multi-tiered infrastructure strategy. In some cases, I-Link has and will continue to establish its own local equipment to route communications traffic over the switched public telephone network ("switched facilities"). In others, I-Link will partner with nationally recognized telephone service resellers and Internet Service Providers ("ISPs") to provide the needed local switched facilities consistent with I-Link's service requirements. I-Link will continue to establish its own local switched facilities incrementally as growth in customer base and business needs dictate. Establishment of local switched facility sites is a relatively simple process involving pre-configured Communication Engines (consisting of computer and networking hardware and proprietary software) and communications lines.

The Communication Engine represents I-Link's patent-pending technology.
This technology provides the method which enables conventional communication equipment to communicate with other conventional communication devices via I-Link's combination of traditional switched network and dedicated Intranet. The unique combination of traditional switched network facilities with new data facilities is called the V-Link Network. The V-Link Network receives traffic from the public switched telephone network ("PSTN") as a TDM stream (time division multiplexing) and converts it to IP (internet/intranet protocol) data packets. The data is converted from the PCM (pulse code modulation) format standard to traditional telephony to an I-Link proprietary coding. The I-Link proprietary coding can distinguish among and handles voice, fax and modem communications differently. Voice is compressed using a voice coder or codec, fax and modem traffic are demodulated/modulated. The data can then be stored (such as recording a message), altered (as in changing a fax call from 14400 BPS to 9600 BPS) or redistributed to multiple recipients (as in the case of conferencing).

The data portion of the V-Link network is called an Intranet. Unlike the traditional telecommunication network, the Intranet uses TCP/IP as its communication protocol. This is the same protocol used by the Internet for computer-to-computer communication. I-Link uses TCP/IP because of the potential for interoperability between diverse technologies. This provides the potential for the V-Link Network to integrate fax, voice, e-mail, websites, video conferencing, speech recognition servers, intelligent call processing servers, Internet Information servers, and other technologies in an efficient way. Not all of these technologies are currently implemented within the V-Link network. However, because communication is being carried over a TCP/IP protocol these solutions can be integrated into I-Link's offerings at a fraction of the cost of traditional telecommunication implementations. The advantage of communication via the TCP/IP protocol is that it allows for efficient integration of many enhanced information services as noted above. I-Link doesn't need to build all of the services which are presented to the user; it can easily integrate additional services because the communication protocol offers interoperability between all types of conventional communication equipment. The other advantage to TCP/IP is that the cost of integration is substantially less as a result of network design. New services, enhancements and updates can be enabled at a central location and linked automatically to a subscriber's packet of services, thus eliminating the costs and time restrictions of installing the enhancement at each physical facility. The result of these benefits is lower cost with higher capabilities.

Customers take advantage of the V-Link network benefits by subscribing to V-Link. The following two scenarios illustrate V-Link's enhanced communication environment:

    * Caller making a call off-net, or from an area in which I-Link's Intranet is not fully deployed
    * Caller making a call on-net, or from an area in which I-Link's Intranet is fully deployed

In both cases the caller is attached to V-Link, I-Link's enhanced communications environment. Connecting to V-Link can be done via a local call or a toll-free (800) number. Establishing a connection can be done automatically and transparently via NetLink1+ (an I-Link product which provides intelligent accesses to the V-Link network) or manually by dialing the local number or (800) number. Once inside the V-Link communication environment, the same functionality is obtained for both on-net and off-net calls. Long distance calls are routed either through the Intranet, or through the traditional network, transparent to the user. In addition to long distance calling capability, entering the V-Link communications environment allows a multitude of enhanced capabilities to the user without the need of any special equipment by the user. Once the communications session is established, a subscriber has the ability to perform multiple operations within the session. Following is a short list of capabilities currently available in the V-Link Communications Environment.

     Enhanced Local or Long Distance Service. Long distance calls can be made at significantly lower rates. The user is provided the ability to multi-task multiple operations within the session. Options include fax, voice, conference call, paging, fax to e-mail conversion, information retrieval, e-mail.

     Single Number Service. Set up to ring a subscriber's office phone, home office phone, cellular phone (or any phone number the subscriber specifies) and pager simultaneously so that he may be reached wherever he is, and without the caller having to try multiple numbers or know his party's current location.

   Call Screening. The subscriber can hear the name of the person calling before deciding to accept the call or send it to voice mail.

   The Personal PBX. Enables the type of services used by a large business PBX, such as putting a caller on hold, music on hold, etc.

   Conference Calling. Provides the ability to conference in up to 9 people at one time.

   Portable Fax. The subscriber receives a fax to his Single Number Service, he is notified that there is a fax in his mailbox, and he can choose to route the fax to any fax machine, or to his e-mail through a fax-to-e-mail gateway.

   Local LEC Services. Services such as voice mail, call waiting, etc.

   Other Features. Other features are possible as I-Link continues to integrate services which it designs and builds as well as those which other providers design and build. One of the key strengths of the V-Link environment is the ability to integrate services from other providers. This integration typically results in systems which are easier to learn and use. Examples of current integration include news services, stock quotes, directory services, and address books.

MARKET OPPORTUNITIES

Virtually every home and business in the United States today uses long distance telephone services. Even though competition between the various providers of long distance telephone services is intense, I-Link believes the significant cost savings and the increased capabilities that are achieved through the utilization of the V-Link Network and technology make I-Link highly competitive in this marketplace. I-Link targets residential and small-business customers for its "I-Link" branded services through I-Link Worldwide, LLC, a nationwide network marketing and sales program. Marketing and sales of the "I-Link" branded products to larger business users will be carried out by traditional sales agents. I-Link wholesales its services on a non-branded basis to various distributors, aggregators, resellers and member organizations that then resell the products to both residential and business end-users.

Opportunity to Provide Substantial Savings to Users. Use of I-Link services afford the opportunity to substantially reduce the long distance telephone and data transmission charges presently borne by the current user of long distance telephone services. Charges for the use of land-line networks traditionally used in long distance telecommunications are generally based on time and distance, often resulting in substantial long distance charges. In contrast, the charges associated with the new data communications networks (such as I-Link's Intranet and the Internet) are generally fixed.

Integration of Distinct Networks. There are currently a number of distinct information-transmission networks. Telephone, cable, wireless, and private and public networks are primary examples. Technologies supporting these networks will continue to integrate and evolve, allowing for previously unavailable opportunities for information distribution and access. The current business infrastructure presents impediments to the easy use of those networks. For example, in the fax industry there is a proliferation of fax or fax-like communication technologies, including fax machines, fax servers, fax software and e-mail. But these technologies are not well integrated; a party wishing to send information to others may have to format and send the data several different ways depending on the messaging equipment and systems available to the recipients. I-Link's V-Link Network leverages TCP/IP to integrate these networks and deliver these services to its users.

Opportunity to Deliver Enhanced Capabilities. The TCP/IP networking protocol and new transmission media such as are often associated with a data communications network such as I-Link's Intranet or the Internet ("Data Communications Network") offer substantially reduced cost and improved data communication capabilities. However, as highlighted above, telephones and fax machines are not TCP/IP-enabled. In the past, in order to take full advantage of the TCP/IP protocol and the Data Communications Network, users first must own or have access to a computer, and then obtain access to the Data Communications Network. Therefore, telephones and fax machines have used traditional land-line telecommunications networks to transmit their voice and data. Charges for the use of those traditional networks are generally based on time and distance, often resulting in high long distance charges. In contrast, the charges associated with the new Data Communications Networks are generally fixed.

Market Response. Many of the responses seen in the marketplace to the opportunities discussed above are problematic in that they are often computer-oriented. Solutions typically require that a user (i) own a personal computer;
(ii) have access to a Data Communications Network; and (iii) have software compatible with software other users own and use. This significantly limits the market for the solution. Moreover, the responses often follow a product approach rather than a service approach. The product approach, usually modeled after the same approach followed by computer software vendors, imposes further requirements on the user. This approach requires version management, with users required to ensure that their software is current; it requires training and re-training as procedures change; and gives a customer an interface-driven product that often has more capacity than a user needs. I-Link's strategic response to the market is to provide, above all, a true service-based approach, providing customers access to a Data Communications Network via their existing conventional communications equipment and offering an array of enhanced services.

Another important limitation associated with current Internet telephony solutions is the problem of poor voice quality. I-Link's technology manages and compresses voice, fax, and modem traffic in such a way that calls made via the I-Link V-Link Network retain traditional telephone landline quality.

Also problematic in the market's current response to new internet protocol opportunities is that products and services are impeded by the delays, down times and intermittent slowness of the traditional Internet. By managing and controlling its Intranet, I-Link can ensure that communication is as "real-time" as customers have become dependant upon.

THE RESIDENTIAL MARKET

I-Link, through I-Link Worldwide, LLC, has targeted all residential users, initially throughout the United States, through the establishment and implementation of a Network Marketing sales program, providing individuals the opportunity to earn commissions on the sale of the I-Link Services to their neighbors and acquaintances. A large amount of interest in I-Link has been generated throughout the network marketing industry, and I-Link believes a significant market opportunity exists through the exploitation of this marketing and sales channel to reach a large number of potential residential customers. I-Link formally launched its Network Marketing sales operation and began marketing in this channel in June 1997.

THE BUSINESS MARKET

The management of I-Link categorizes its domestic and international target business users as follows: (i) small office/home office (SOHO -- up to 10 employees); (ii) small and medium sized businesses (less than 500 employees);
(iii) large businesses (500 or more employees); and (iv) vertical markets. I-Link's current primary target market is composed of the residential and SOHO customers. The advantages of I-Link's technology will over time be beneficial to the other markets. As I-Link grows and matures as a company it will pursue channels which target the other market segments.

Small and medium-sized businesses often have a difficult time obtaining and using technology. Typically, they lack the resources and/or expertise needed to obtain strategic advantage from state-of-the-art technology. Although I-Link defines small and medium-sized businesses as businesses with less than 500 employees, it is also important to note that departments or offices within larger businesses may also be placed in this category. Larger businesses can dedicate resources and/or funds to technology customization or even technology development. Smaller businesses often must accept off-the-shelf solutions designed for general use. I-Link believes that its services are of significant strategic advantage to small and medium-sized businesses. Without having to adopt new technology or procedures, small and medium-sized businesses can immediately improve their profitability. Large businesses and high-end national accounts have significant long distance telephone and fax traffic. Management believes those businesses could also realize substantial savings from I-Link's services.

DISTRIBUTION PLAN

I-Link targets the following distribution methods: (i) Network Marketing sales program; (ii) direct sales using independent sales agents; (iii) selling through independent telephone company or "Telco" resellers; (iv) acquisition of smaller carriers with established customer bases; (v) selling through Internet service providers ("ISPs"); (vi) selling through cable/broadcasting companies;
(vii) selling through direct sales organizations; (viii) direct sales to top national accounts and vertical market resellers ("VMRs"); (ix) selling through established channels of distribution in the retail computer/technology markets;
(x) leveraging OEM channels; and (xi) telemarketing/telesales. Distribution methods currently used by the Company are described below.

Network Marketing Sales Program. I-Link, through I-Link Worldwide, LLC, has targeted all residential and small-business users, initially throughout the United States, through the establishment and implementation of a Network Marketing sales program, providing individuals the opportunity to earn commissions on the sale of the products to their neighbors and acquaintances. A large amount of interest in I-Link has been generated throughout the network marketing industry, and I-Link believes a significant market opportunity exists through the exploitation of this marketing and sales channel to reach a large number of potential residential customers. I-Link formally launched its Network Marketing sales operation and commenced marketing in this channel in June 1997.

Direct Sales. I-Link intends to use independent sales agents for direct sales of I-Link's products on a commission basis.

Reselling. It is I-Link's intention to offer telephone service resellers, cable and broadcast companies, ISPs and direct sales organizations significant partnering opportunities. By adding I-Link enabling services to their current list of services, these potential partners enhance their competitive position in highly competitive and increasingly fragmented markets.

Acquisition of Smaller Carriers. In January 1997, the Company acquired
Family Telecommunications Incorporated (now renamed I-Link Communications, Inc. and referred to herein as "ILC"), a regional long distance carrier with over 17,000 established customers. This acquisition brought to I-Link an existing customer base, useful facilities and established industry relationships, and afforded ILC the means to differentiate and enhance the products and services it could offer to existing and potential customers in a highly competitive marketplace. I-Link believes that there exist numerous other local and regional carriers with established customer bases and facilities that could be acquired in the same manner. I-Link intends to continue to seek out these opportunities provided it is able to negotiate terms that are in the Company's best interest.

OEM Channels. I-Link currently sells MiBridge software and services through an OEM ("original equipment manufacturer") channel. MiBridge customers buy enabling technology which augment their existing or future offerings. These customers pay I-Link an up-front development fee and a recurring royalty. Over time some of the V-Link services will be delivered through this channel.

Telemarketing. I-Link will use the telemarketing and telesales channels employed by many service providers. As in the example of current business communications providers, I-Link will directly contact customers in strategic markets, stressing the significant cost benefits associated with I-Link services while fielding sales inquiries derived from advertising.

TECHNOLOGY ISSUES

I-Link has established Communication Engines at strategic locations in the United States to allow subscribers to access I-Link's network locally, and intends to continue to establish Communication Engines in other strategic locations both in North America and worldwide as the customer base warrants. The I-Link Intranet is a high-speed interconnected network of Communication Engines. I-Link has created this network by leasing high-speed data lines and/or partnering with existing communications and ISPs that currently provide access to such lines.

Capacity. Capacity, or lack thereof, is a frequently discussed topic with regard to data transmission via Data Communications Networks such as the Internet. "Slow service" resulting from inadequate capacity is one of the common complaints among Internet users. Capacity is a function of "bandwidth" on the network or the ability of the infrastructure to carry potentially large amounts of data to and from large numbers of users.

The I-Link Intranet is comprised of dedicated telecommunications lines leased from large interexchange carriers ("IXCs") with rigorous performance standards and managed by I-Link. In some cases, parts of the network may be contractually provided by other entities in the future. Management believes I-Link has the ability to monitor and manage all of its network capacity. I-Link Communication Engines monitor and store statistical capacity-related data. Transmission locations, transmission size, and transmission times are easily stored and accessed by the I-Link Intranet. A Network Operations Center monitors data and can immediately detect when utilization levels are high. I-Link can then add capacity as needed. Because I-Link data is associated with specific capabilities (e.g., faxes) and is transmitted between (and encoded and decoded by) I-Link Communication Engines, the type and purpose of the data is well understood and "overhead" bandwidth needs are better addressed. Data segmentation gives the Communication Engines additional ability to maximize capacity. As a result I-Link uses bandwidth up to twelve times as efficiently as traditional telephony and fax systems do over the same medium.

Security. Security is a major concern associated with data transmission across Data Communications Networks. I-Link controls the routing of data from one Communication Engine to another. Management believes that I-Link's system provides a measure of security that actually makes phone, fax and modem transmission more secure than using traditional methods.

COMPETITION

The market for business communications services is extremely competitive.
I-Link believes that its ability to compete in I-Link's business successfully will depend upon a number of factors, including the pricing policies of competitors and suppliers; the capacity, reliability, availability and security of the I-Link Intranet infrastructure; market presence and channel development; the timing of introductions of new products and services into the marketplace; ease of access to and navigation of the Internet or other such Data Communication Networks; I-Link's ability in the future to support existing and emerging industry standards; I-Link's ability to balance network demand with the fixed expenses associated with network capacity; and industry and general economic trends.

While I-Link believes there is currently no competitor in the North
American market providing the same capabilities in the same manner as I-Link will offer using the I-Link Intranet, there are many companies that offer communications services, and therefore compete with I-Link at some level. These range from large telecommunications companies and carriers such as AT&T, MCI, Sprint, LDDS/WorldCom, Excel, and Qwest, to smaller, regional resellers of telephone line access, and to companies providing Internet telephony. These companies, as well as others, including manufacturers of hardware and software used in the business communications industry, which could in the future develop products and services that compete with those of I-Link on a more direct basis. These entities may be far better capitalized than I-Link and control significant market share in their respective industry segments. In addition, there may be other businesses that are attempting to introduce products similar to I-Link's for the transmission of business information over the Internet. There is no assurance that I-Link will be able to successfully compete with these market participants.

GOVERNMENT REGULATION

General. Traditionally, the Federal Communications Commission (the "FCC") has sought to encourage the development of enhanced services as well as Internet-based services by keeping such activities free of unnecessary regulation and government influence. Specifically in the area of telecommunications policy and the use of the Internet, the FCC has refused to regulate most online information services under the rules that apply to telephone companies. This approach is consistent with the passage of the Telecommunications Act of 1996 ("1996 Act") which expresses a Congressional intent "to preserve the vibrant and competitive free market that presently exists for the Internet and other interactive computer services, unfettered by Federal or State regulation."

Federal. Since 1980, the FCC has refrained from regulating value-added networks ("VANs"), software or computer equipment that offer customers the ability to transport data over telecommunications facilities. By definition, VAN operators purchase transmission facilities from "facilities-based" carriers and resell them packaged with packet transmission and protocol conversion services. Under current rules, such operators are excluded from regulation that applies to "telecommunications carriers" under Title II of the Communications Act.

In the wake of the 1996 Act, however, the FCC is revisiting many of its past decisions and could impose common carrier regulation on some of the transport and resold telecommunications facilities used to provide telecommunications services as a part of an enhanced or information service package. The FCC also may conclude that I-Link's protocol conversions, computer processing and interaction with customer-supplied information are insufficient to afford the Company the benefits of the "enhanced service" classification, and thereby may seek to regulate some of the Company's operations as common carrier/telecommunications services. The FCC could conclude that such decisions are within its statutory discretion, especially with respect to voice services.

I-Link has been moving its customers off the facilities of existing long distance carriers, and has increased its reliance on a proprietary Internet protocol network for transmission in the hope of enjoying minimal federal regulation under current rules. Historically, the FCC has not regulated companies that provide the software and hardware for Internet telephony, or other Internet data functions, as common carriers or telecommunications service providers. Moreover, in May 1997 the FCC concluded that information and enhanced service providers are not required to contribute to federal universal service funding mechanisms.

Notwithstanding the current state of the rules, the FCC's potential jurisdiction over the Internet is broad because the Internet relies on wire and radio communications facilities and services over which the FCC has long-standing authority. The FCC's framework for "enhanced services" confirms that the FCC has authority to regulate computer-enriched services, but provides that carrier-type regulation would not serve the public interest. Only recently has this general approach been questioned within the industry.

In March 1996, for instance, America's Carriers Telecommunications
Association ("ACTA"), a trade association primarily comprised of small and medium-size interexchange carriers, filed a petition with the FCC asking that the FCC regulate Internet telephony. ACTA argued that providers of software that enable real-time voice communications over the Internet should be treated as common carriers and subject to the regulatory requirements of Title II of the Communications Act. The FCC sought comment on the request and has not yet issued its decision.

Congress directed the FCC to submit a report by April 10, 1998, describing how its classification of information and telecommunications services is affecting contributions to universal service charge funds. U.S. Senators from several states with large rural areas have expressed concern that migration of voice services to the Internet could erode the contribution base for universal service subsidies. There will likely be continuing pressure from those Senators to classify Internet telephony as a telecommunications service, rather than an information service, so that it can be subjected to a regulatory assessment for universal service contributions.

Any FCC determination that Internet-based service providers should be subject to some level of Title II regulation could affect the manner in which I-Link operates, to the extent it uses the Internet to provide facsimile or voice capabilities, as well as the costs of complying with federal common carrier requirements. With the passage of the 1996 Act, the precise dividing line or overlap between "telecommunications" and "information" services as applied to Internet-based service providers is uncertain. Consequently, I-Link's activities may be subject to evolving rules as the FCC addresses novel questions presented by the increased use of the Internet to offer services that appear functionally similar to traditionally-regulated telecommunications services. At this time, it is impossible to determine what effect, if any, such regulations may have on the future operation of the Company.

State. While states generally have declined to regulate enhanced services, their ability to regulate the provision of intrastate enhanced services remains uncertain. The FCC originally intended to preempt state regulation of enhanced service providers, but intervening case law has cast doubt on the earlier decision. Moreover, some states have continued to regulate particular aspects of enhanced services in limited circumstances, e.g., to the extent they are provided by incumbent local exchange carriers.

Whether the states within which I-Link makes its Intranet services capabilities available will seek to regulate I-Link's activities as a telecommunications carrier will depend largely on whether the states determine that there is a need for or other public benefits of such regulation. The staff of the Nebraska Public Service Commission, for example, recently informally concluded that an Internet telephony gateway service operated by a Nebraska Internet Service Provider was required to obtain state authority to operate as a telecommunications carrier. The FCC has authority to preempt state regulation that impedes competition; it has not, however, had occasion to consider this or similar decisions. Under certain circumstances, the FCC may have occasion to preempt state regulation. This issue has not yet been squarely placed before the FCC for resolution.

DELIVERY OF SERVICES OVER EXISTING SWITCHED TELECOMMUNICATIONS NETWORKS

A portion of I-Link's communications services are currently delivered over existing switched telecommunications networks through I-Link Communications, Inc. (formerly named Family Telecommunications Incorporated, and referred to herein as "ILC"). ILC is a long distance telecommunications carrier that provides long distance service to all states of the United States except Alaska. In January 1997 ILC was acquired by the Company in a share exchange transaction. Through this acquisition, ILC provided the Company, through ILC's contractual agreements with other primary carriers and utilization of telephone facilities and equipment owned and operated by ILC, access to the switched telephone network at favorable rates. Access to the switched telephone network is a necessary component of the I-Link Intranet in order for phone and fax transmissions to be routed to destinations in lesser populated geographic areas that are not serviced by one of I-Link's Communication Engines. In addition, the access to the switched telephone network at favorable pricing permits I-Link to develop and expand its customer bases in given geographic areas across the switched telephone network until such time as management determines the size of the customer base and the capacity and timing of the deployment of the I-Link Intranet in the area can support the transfer of the customers from the switched telephone network to the I-Link Intranet.

ILC was incorporated under the laws of the state of Utah in 1996, and maintains its principal place of business in Phoenix, Arizona. ILC also maintains facilities in Salt Lake City, Utah. Through its Carrier Agreement with Sprint, I-Link provides 1-plus long distance service, 800/888 service, worldwide calling card service, worldwide prepaid phone card service, long distance cellular phone service, data line service and T-span service. Customers using Bell South, Bell Atlantic, Ameritech, GTE Corp., NYNEX Corp., Pacific Telesis Group, US West, Southwestern Bell, Sprint, SNET, ALLTEL Corp., Rochester Telephone Corp., Cincinnati Bell Telephone, and Citizens as their local telephone company are being offered I-Link's long distance programs. This represents approximately 97% of all telephone lines in the United States; however, there can be no assurance the Company will be successful in attracting new customers or increasing its market share of long distance services.

ILC currently maintains switch facilities in twelve states. This equipment allows I-Link to offer additional services in the geographic areas in its home state and surrounding states, and to offer specialized services, including a variety of customized 800/888 service, voice mail, voice inter-active services, debit cards, travel cards and other customized services to its entire customer base.

TELEPHONY INDUSTRY DESCRIPTION & HISTORY

The telecommunications industry today is an interconnected network consisting of four corporations (AT&T, MCI, Sprint and LDDS/WorldCom) that together control a significant majority of the interexchange market, and hundreds of smaller companies. In recent years, the industry has changed dramatically due to divestiture, deregulation, and technological innovation.

For most of this century, the industry was divided between the Bell System, companies owned by or affiliated with AT&T, and the 1,600 or so local telephone independents, companies not affiliated with AT&T, but often components of large non-Bell holding companies. Although the independents served more geographic areas, the Bell System accounted for more than 80% of the telephones and provided most of the intermediate long distance toll lines. In the 1970's, the picture began to change when several smaller companies began to offer long distance services to customers in direct competition with AT&T, usually at lower prices. Due to this competition, the projected growth of the markets, and rapid technological changes, among other factors, the Department of Justice in 1974 filed an antitrust suit against AT&T alleging monopolistic practices. The settlement of the suit that occurred in January 1982 mandated that AT&T spin-off the local telephone companies into seven regional independent operating companies (the "Baby Bells") that would remain monopolies in their respective territories, but would be prohibited from selling long distance services that crossed geographic boundaries, and permitted AT&T to keep its manufacturing, research and development, and interexchange assets. Beginning in 1984, the Baby Bells were required under the settlement to provide access to all long distance carriers "equal in type, quality and price" to that provided to AT&T.

The AT&T spin-off and the equal access regulation has enabled the long distance telephone industry to experience significant growth. The telephone system that has been developed is referred to as a "switched network." In a switched network the phone call first goes from the terminal (the telephone, computer or printer) over local lines to a local switch (the local exchange). The telephone number dialed tells the switch whether the destination is inside or outside the exchange. If the call is directed to a phone within the exchange, the switch will send an electronic signal to the number being called. Once the phone is picked up, the connection is made. If the called number is outside the exchange, the switch will send the call signal over a trunk line to the switch in the correct exchange and that switch will signal the phone at the destination in order to make the connection. The central office is owned by the local phone company and contains switching equipment that is hardwired to every telephone in its area. In addition, it has trunk cables that connect the central office to other central offices. In a seven-digit telephone exchange number, the first three digits of every phone number designates the local area served by the central office. Several central offices, and, therefore, several exchange numbers, are grouped together to form calling areas serviced by the local phone company.

Often the telephone call is a destination number that crosses a boundary between groups of central offices, known as the Local Access and Transport Area
(LATA). There are well over a hundred LATAs in the U.S. The area code dialed signals the local switch that an interexchange or inter-LATA or toll or long distance call is to be terminated. The local switch then sends the call to a toll switch, which directs the call over toll, long distance, or interexchange network lines to the toll switch at the destination city. That switch, in turn, directs the call to the proper local exchange switch which signals the phone at the number dialed. At present, most transmission on the local level is by means of copper wires, coaxial cable or fiber optics, but long distance communication also takes place by means of wire cable, terrestrial or satellite radio, or by a combination of transmission media. The trend is to replace these other media with fiber optics for more flexible services.

The most common method of making long distance calls is to first dial a "1" plus the number to be called. The number includes an area code destination comprised of three digits, followed by the three digit telephone exchange and then the four digit location. The call goes first to the local phone company central office and then it is handed off to the long distance carrier chosen by the customer. At the terminating end of the call, it is passed back to the local phone company in the terminating area code for completion. Both local telephone companies collect access charges from the long distance carrier for these services. Whenever an interstate call is preceded by a "1" and an area code, the local phone company hands the call off to a long distance carrier, who will complete the call. The local telephone company knows that a long distance call must be handed off when the number dialed has ten digits.

Although the telecommunications industry was originally developed to send electronic analog signals representing the speech pattern of the person talking, the industry is evolving from the analog pattern to a digital network. Digital lines provide higher quality service and, because of the computer technology, make it possible for switches and lines to handle many times more calls at one time than they could previously. The only significant part of the telephone system that is still analog today is from the phone to the central telephone office.

While a monumental step, the AT&T breakup and the creation of the independent Regional Bell Operating Companies ("RBOCs") originally did nothing more than reshape the existing ownership. Initially, the breakup left AT&T with a near monopoly on long distance service. It was the requirement of "equal access" that led to the birth of a competitive long distance market in the U.S. As part of the settlement, the Department of Justice required that the Bell Operating Companies (BOCs) offer their customers access to all long distance or IXCs, not just AT&T. Under "equal access," the phone subscribers were given the opportunity to preselect the "long line" carrier of their choice and, thereafter, to obtain from their BOC automatic access to that preselected IXC.

With deregulation and its concomitant "equal access" requirement, the number of independent long distance carriers in the United States has grown from the handful existing ten years ago to over 600 IXCs today, which control close to one-half the market share in terms of long distance or interexchange minutes. The bulk of the market capture was accomplished by MCI, Sprint and LDDS/WorldCom through extensive and mass advertising campaigns and the ability to offer service throughout the entire U.S. These three carriers have priced their product at approximately the same price or just below that of AT&T. The smaller carriers have captured only a small portion of this new market. Management believes this is largely due to two factors. The first is the inability to offer service throughout the U.S. Instead, most small carriers can only offer service to a small geographic location and thus have a limited number of customers from which to draw. The second reason is the lack of resources to commit to large advertising campaigns. The smaller carriers have captured market share basically by offering prices that are substantially below those of the largest four carriers.

The FCC has extensive authority to regulate long distance carriers and has the power to review requests for interstate rate changes and other aspects of a carrier's operations. It has generally not exercised this power to review changes in the domestic charges of the smaller carriers that compete with the big four. The FCC has generally allowed competition to be the determinant of the prices these small competitors charge. Moreover, except in certain circumstances, the FCC increasingly has sought to reduce the level of regulation on all interstate service providers, including AT&T.

In recent years, the European Commission has opened Europe's nationalized telecommunications industry to free market competition. Much like the AT&T breakup, the operation of basic local telephone services has been left to each country's current national carrier, with "deregulation" focused on the more lucrative long distance and value-added (e.g. data transmission) markets.

COMPETITION IN THE SWITCHED NETWORK MARKET

I-Link's competition in the switched network market is all other long distance providers. Due to the number of regional and local carriers, the number of competitors varies by geographic region. However, the principal competition is the big four carriers, AT&T, MCI, Sprint, LDDS/WorldCom and local regional Bell companies. With these carriers controlling the vast majority of the market share throughout the U.S., the majority of the potential customers to which I-Link's products and services are marketed are customers of one of these carriers. The competitive advantages these four largest carriers have are primarily pervasive nationwide networks, name recognition, operating histories, and substantial advertising resources.

FEDERAL REGULATION

I-Link competes in an industry that, to a large degree, continues to be regulated by federal and state governmental agencies. At approximately the same time as the required divestiture of the BOCs from AT&T in 1984, the FCC announced rules that were created to foster a self-regulating interstate telecommunications industry, relying upon competitive forces to keep rates and services in check.

The FCC has regulatory jurisdiction over interstate and international telecommunications common carriers, including ILC. Since 1981, the FCC has sought to deregulate substantially the interstate activities of non-dominant interexchange carriers such as ILC. For instance, in addition to subjecting non-dominant carriers to streamlined regulation, on numerous occasions the FCC has attempted to exempt non-dominant carriers from federal tariffing requirements altogether. Most recently, the FCC sought to forebear from imposing tariffing requirements on the domestic telecommunications offerings of non-dominant carriers pursuant to Section 10 of the 1996 Act. The FCC's order taking this action, however, was stayed by the United States Court of Appeals for the District of Columbia Circuit on February 13, 1997. FCC rules, therefore, continue to require interstate service providers to tariff their service offerings at the FCC.

In addition to various annual filing requirements, interstate common carriers also are required by federal law to ensure that their rates are reasonable and do not discriminate unreasonably among and between similarly-situated customers. Moreover, facilities-based interstate carriers are subjected to additional reporting requirements not imposed on interstate service resellers.

INTERSTATE ACCESS TRANSPORT PROCEEDING

In an effort to encourage competition in the provision of interstate access services, the FCC granted increased pricing flexibility to its local exchange carriers for "access transport" services. Access transport refers to the connection provided by local exchange carriers between long distance carriers' long distance facilities and the customer's telephone. These rate structures previously were designed such that local telephone companies assessed an equal charge per unit of access to all long distance carriers, regardless of the volume of local access that these long distance carriers independently generated. Under the new FCC pricing plan, adopted in the fall of 1993, local telephone companies were allowed to offer more cost effective access to those long distance carriers with very high access volumes in a particular local market. Accordingly, long distance carriers with lesser access requirements, such as ILC, could experience increases in their overall average access cost relative to larger competitors.

The FCC pricing plan implemented in the fall of 1993 was set to expire in November 1995. In principle, the plan has been extended pending implementation of the 1996 Act (discussed below). Consideration of these issues has been delayed as the FCC has sought to meet tight statutory deadlines imposed by the 1996 Act on other matters. The FCC, however, is in the process of reconsidering the federal access charge regime in a pending rulemaking proceeding. The Company is unable to predict the course and effect of the FCC's actions on this issue at this time.

RECENT LEGISLATION

In February 1996, the Telecommunications Act of 1996 (previously defined as the "1996 Act") was signed into law. The purpose of the 1996 Act is to promote competition in all aspects of telecommunications. The 1996 Act requires telecommunications carriers to interconnect with other carriers and to provide for resale, number portability, dialing parity, access to rights-of-way and compensation for reciprocal traffic. Additionally, incumbent local exchange companies ("ILECs") are required to provide nondiscriminatory unbundled access, resale at wholesale rates and notice of changes that would affect interoperability of facilities and networks.

In August 1996, the FCC adopted a national regulatory framework for implementing the local competition provisions of the 1996 Act, including adoption of rules delineating interconnection obligations of ILECs, unbundling requirements for ILEC network elements, requirements for access to local rights of way, dialing parity and telephone numbering and requirements for resale of and nondiscriminatory access to ILEC services. In many instances, the FCC left the task of implementing the FCC's regulatory standards to the individual states. Numerous states and ILECs have appealed the FCC's decisions and a judicial determination of the legality of the FCC's interconnections rules is pending at the United States Court of Appeals of the Eighth Circuit and there is currently a stay in place on many of the FCC's interconnection rules promulgated under the 1996 Act. A reversal of the legality of the FCC's decisions could affect the development of local competition in the markets in which I-Link operates, as well as the pricing of services of interest to I-Link. It also could affect I-Link's future plans to expand into new markets to the extent efficient interconnection to local facilities is required for competitive market entry.

Pursuant to Section 254 of the 1996 Act, the FCC also recently initiated a rulemaking to establish a new federal universal service mechanism, and state authorities are revisiting the method by which universal service is funded. The proceeding will determine the extent to which interstate carriers will be required to contribute to federal universal service funds, as well as their ability to draw universal service support. Resolution of the issues raised in this proceeding will affect the cost of providing interstate service and the way I-Link conducts its business.

The 1996 Act also provides that RBOCs may provide long distance service upon enactment that is out-of-region or incidental to: (1) audio/video programming; (2) Internet for schools; (3) mobile services; (4) information or alarm services; and (5) telecommunications signaling. In order for a BOC to provide in-region long distance service, the 1996 Act requires the BOC to comply with a comprehensive competitive checklist and expands the role of the U.S. Department of Justice in the FCC's determination of whether the entry of a BOC into the competitive long distance market is in the public interest. Additionally, there must be a real facilities-based competitor for residential and business local telephone service (or the failure of the potential providers to request access) prior to a BOC providing in-region long distance service. BOCs must provide long distance services through a separate subsidiary of at least three years. Until the BOCs are allowed into long distance or three years have passed, long distance carriers with more than five (5) percent of the nation's access lines may not jointly market BOC resold local telephone service, and states may not require the BOCs to provide intraLATA dialing parity.

Telecommunications companies also may provide video programming and cable operators may provide telephone service in the same service area. The 1996 Act prohibits telecommunications carriers and cable operators from acquiring more than ten percent of each other, except in rural and other specified areas.

The impact of the 1996 Act on I-Link is unknown because a number of important implementation issues (such as the nature and extent of continued subsidies for local rates) still need to be decided by state or federal regulators. However, the 1996 Act offers opportunities as well as risks. The new competitive environment should lead to a reduction in local access fees, the largest single cost in providing long distance service today. For instance, as discussed above, the FCC has initiated a rulemaking to reform its system of interstate access charges to make the pricing of interstate access more compatible with the pricing principles of the 1996 Act and with federal and state actions to open local networks to competition. The FCC proceeding will affect the current pricing relationships between interstate carriers, such as ILC, and ILECs. Specifically, it will determine what is paid to the ILECs for access to their facilities and how it will be paid. While it is generally expected that access charges will decrease under the new rules, it is impossible to predict how the proposals may affect existing pricing relationships.

Moreover, the removal of the long distance restrictions on the BOCs is not anticipated to have an immediate significant impact on I-Link because of the substantial preconditions that must be met before the BOCs can provide most in-region long distance services. Nevertheless, the entry of these local telephone companies into long distance telecommunications services could result in new competition and there is a possibility that the local telephone companies will be able to use local access to gain a competitive advantage over other long distance providers such as I-Link.

STATE REGULATION

The 1996 Act bars states from applying any restrictions that have the legal or practical effect of prohibiting the competitive provision of local or long distance telecommunications services, and the FCC has exercised its authority under the 1996 Act to preempt such restrictions. In most states, ILC is required to obtain state regulatory certification prior to commencing operations. As of August 27, 1998, ILC had received authorization to provide telecommunications services to its customers in all of the states with the exception of Alaska, and is in the process of applying for authorization to provide telecommunications services to customers in Alaska . In addition, ILC is required to maintain on file at the state regulatory commissions in those states a tariff or schedule of its intrastate rates and charges. As I-Link expands the geographic scope of its direct dial long distance business, ILC may be required to obtain additional state regulatory approvals to provide intrastate long distance services.

Various state legislatures and public utility commissions are considering a variety of regulatory policy questions which could adversely affect I-Link. At this time, however, it is impossible to determine what effect, if any, such regulations, including the cost of compliance with such regulations, may have on I-Link's operations.

MEDICAL IMAGING DIVISION

The majority of the Company's revenue in 1996 and 1995 was derived from owning and operating outpatient diagnostic imaging facilities in Florida. This revenue was primarily generated from two subsidiaries operating magnetic resonance imaging ("MRI") facilities. Effective December 31, 1997, the Company made the decision to sell its Medical Imaging Division. The Board of Directors approved the plan of disposal on March 23, 1998. Consequently, the Medical Imaging Division has been accounted for as a discontinued operation in the financial statements included herein.

                           DESCRIPTION OF PROPERTY

In September 1996, I-Link entered into a lease for 14,000 square feet of space for its offices and other facilities in Draper, Utah pursuant to a commercial lease dated September 11, 1996. The term of the lease is seven years commencing November 5, 1996, subject to the right to extend for an additional five years. The initial base rent is approximately $11,650 per month. I-Link has delivered $162,000 in certificates of deposit to the landlord as a security deposit under the lease. I-Link also leases several other spaces to house its Communication Engines throughout the United States. Such spaces vary in size and are rented on a month-to-month basis.


ILC currently leases and occupies approximately 3,600 square feet of office space in Phoenix, Arizona, pursuant to a commercial lease dated March 18, 1996. The lease term is four years and two months commencing March 18, 1996 beginning with a base rent of $3,598 per month and escalating to $4,498 per month at the end of the lease. ILC also currently leases and occupies approximately 5,100 square feet of office space in Salt Lake City, Utah, pursuant to a commercial lease dated July 1, 1996. The lease term is five years commencing July 1, 1996 beginning with a base rent of $5,313 per month and escalating to $5,843 per month at the end of the lease.

MiBridge rents 1,800 square feet of office space in Eatontown, New Jersey under a one-year lease effective May 1, 1997 at a cost of $2,000 per month. After the initial term of the lease, MiBridge may continue occupancy of its space on a month-to-month basis. MiBridge may cancel such lease without penalty upon 30 days notice to the lessor.

The Company currently occupies approximately 3,400 square feet on a month-to-month basis for its Medical Imaging Division offices located in St. Petersburg, Florida. The Company leases approximately 2,400 square feet for its outpatient MRI center located in Tampa, Florida. The lease for the medical facility expired on May 31, 1998. The Company had the option to extend the medical facility lease an additional two years, but determined not to exercise that option in view of the discontinuance of the Medical Imaging Division's operations.

                              LEGAL PROCEEDINGS

On May 12, 1998, I-Link and MCI Telecommunications, a unit of MCI
Communications Corp., agreed to a settlement of the arbitration action filed in November 1997 by I-Link against MCI and a related counterclaim by MCI against I-Link. Pursuant to the terms of the settlement all claims and counterclaims shall be dismissed, I-Link shall pay to MCI over a six-month period the sum of $2,083,425 representing agreed actual long-distance usage (previously accrued in the financial statements) by I-Link prior to the termination of its relationship with MCI, and payment on the Company's existing note payable to MCI (outstanding principal balance as of June 30, 1998 of approximately $2.39 million) will be restructured to provide for a fixed monthly payment of $250,436 over the term of the note, in place of the original escalating monthly payment schedule.

The Company is also involved in litigation relating to claims arising out of its operations in the normal course of business, none of which are expected, individually or in the aggregate, to have a material adverse affect on the Company.


                       DIRECTORS AND EXECUTIVE OFFICERS

           The directors and executive officers of the Company are:


           NAME                    AGE                 TITLE
  ----------------------    ----------    -------------------------------------
  John W. Edwards               43        Chairman of the Board,
                                          President and Chief Executive Officer

  Karl S. Ryser, Jr.            43        Treasurer and Chief Financial Officer

  David E. Hardy                45        Secretary

  Henry Y.L. Toh                41        Director and Assistant Secretary

  Thomas A. Keenan              33        Director

  Joseph A. Cohen               51        Director

The Company's Articles of Incorporation provide that the number of directors of the Company shall not be less than five or more than nine. Currently, the Board of Directors has four members; the Company is working to identify at least one additional individual to be elected as a director. The

Company's Articles of Incorporation provide that the Board of Directors is divided into three classes and that each director shall serve a term of three years. The term of office of Mr. Keenan, the sole Class I Director, will expire at the 1998 annual meeting of shareholders. The term of office of Messrs. Toh and Cohen, the Class II Directors, will expire at the 1999 annual meeting of shareholders, and the term of office of Mr. Edwards, the sole Class III Director, will expire at the annual meeting of shareholders in 2000. Mr. Cohen serves as the designee of Commonwealth, although he is no longer affiliated with Commonwealth. Commonwealth has the right to approve the Company's selection of on additional outside director pursuant to the terms of a Sales Agency Agreement between the Company and Commonwealth. Mr. Keenan serves as the designee of Winter Harbor, and Winter Harbor has the right to designate one additional member of the Board of Directors pursuant to the Company's financing arrangements with Winter Harbor.

Biographical information with respect to the present executive officers, directors, and key employees of the Company are set forth below. There are no family relationships between any present executive officers and directors except that John W. Edwards and Robert W. Edwards, the Company's Vice President of Network Operations, are brothers.

John W. Edwards, Chairman of the Board, President and Chief Executive
Officer of the Company. Mr. Edwards was selected to fill a vacancy on the Board of Directors as a Class III director in June 1996. He was elected Chairman of the Board in August 1997. Mr. Edwards serves as the Chief Executive Officer of I-Link and, as of September 30, 1996, serves as the President and Chief Executive Officer of the Company. Mr. Edwards served as Acting Chief Financial Officer of the Company from September 1996 to January 1997. Mr. Edwards served as President and a director of Coresoft, Inc., a software company developing object-oriented computer solutions for small businesses from September 1995 to April 1996. During the period August 1988 through July 1995, Mr. Edwards served in a number of executive positions with Novell, Inc., a software company providing networking software, including Executive Vice President of Strategic Marketing, Executive Vice President of the Appware and Desktop Systems Groups and Vice President of Marketing of the NetWare Systems Group. Mr. Edwards was involved in the development of the NetWare 386 product line. Until May 1996, he was a visiting faculty member at the Marriott School of Management at Brigham Young University. Mr. Edwards received a B.S. degree in Computer Science from Brigham Young University and has taken graduate courses in Computer Science at Brigham Young University. Mr. Edwards was re-elected to the Board of Directors as a Class III Director at the 1997 Annual Meeting.

Karl S. Ryser, Jr., Treasurer and Chief Financial Officer of the Company and of I-Link. Mr. Ryser was elected Treasurer of the Company and Treasurer and Chief Financial Officer of I-Link in September 1996, and Chief Financial Officer of the Company in January 1997. Mr. Ryser was self-employed as a corporate financial consultant from May 1995 until September 1996, when he joined I-Link as its Treasurer. From July 1993 through April 1995, Mr. Ryser served as Vice President of Finance and Treasurer of Megahertz Corporation, a publicly-held manufacturer of data communication products, in which position he served until Megahertz was acquired by U.S. Robotics Corporation. After earning his MBA, Mr. Ryser's work experience was concentrated in the investment banking field, working first with the Capital Markets Division of First Security Corporation and later with Dain Bosworth, Inc. Mr. Ryser holds a B.S. degree in Finance from the University of Utah in 1979, and an MBA from the University of San Diego in 1982.

David E. Hardy, Secretary of the Company. Mr. Hardy was appointed Secretary of the Company in December 1996. He is a founding partner of the law firm of Hardy & Allen, in Salt Lake City. From February 1993 to April 1995, Mr. Hardy served as Senior Vice President and General Counsel of Megahertz Corporation, a publicly-held manufacturer of data communication products. Prior to his association with Megahertz Corporation, Mr. Hardy was a senior partner of the law firm of Allen, Hardy, Rasmussen & Christensen which was founded in 1982. Mr. Hardy holds a Bachelor of Arts degree from the University of Utah and a Juris Doctor degree from the University of Utah School of Law.

Henry Y.L. Toh, Director of the Company. Mr. Toh was elected by the Board of Directors as a Class II Director and as Vice Chairman of the Board of Directors in March 1992. Mr. Toh was elected President of the Company in May 1993, Acting Chief Financial Officer in September 1995 and Chairman of the Board in May 1996, and served as such through September 1996. He was appointed Assistant Secretary of the Company in May 1997. Mr. Toh is a Director of Four M. Mr. Toh served as a senior tax manager in international taxation and mergers and acquisitions with KPMG Peat Marwick from March 1980 to February 17, 1992. He is a graduate of Rice University.

Thomas A. Keenan, Director of the Company.  Mr. Keenan was elected by the
Board of Directors as a Class III Director on September 1, 1998, upon the resignation of R. Huston Babcock. Mr. Keenan was elected to fill this board seat pursuant to the right of Winter Harbor, LLC to designate up to two board members under the Shareholder Agreement dated September 30, 1997 between Winter Harbor and the Company. Mr. Keenan is the principal of Wolfeboro Holdings, an investment fund based in Wellesley, Massachusetts. Mr. Keenan received a J.D. from the University of Michigan Law School, and from September 1994 to August 1996 was employed by McKinsey & Company, an international management consulting firm.

Joseph A. Cohen, President of an investment firm and Director of the Company. Mr. Cohen was appointed a Class II Director of the Company in September 1996 as the designee of Commonwealth, however he no longer has an affiliation with Commonwealth. He has been the Chairman, Chief Executive Officer and Director of New Frontier Entertainment, Inc. ("New Frontier") since its formation in May 1995 and held the same positions since January 1993 in New Frontier's predecessor company, The Frondelle Company, Inc. He is also President of Leslie Group, Inc., a diversified company with holdings primarily in the music, film, home video and other entertainment-oriented businesses. He is also a Founder and President of Leslie/Linton Entertainment Inc., a merchant banking company that provides investment funds and assists in raising capital and debt for companies. Mr. Cohen also serves as President of Pickwick Communications, Inc., an independent music publishing company. From 1977 to 1986, Mr. Cohen served as Executive Vice President of the National Association of Recording Merchandisers, Inc. and Founder and Executive Vice President of Video Software Dealers Association, Inc., trade associations representing all segments of the recorded music and home video industries, respectively.

Each officer of the Company is chosen by the Board of Directors and holds his or her office until his or her successor shall have been duly chosen and qualified or until his or her death or until he or she shall resign or be removed as provided by the Bylaws.

There are no material proceedings to which any director, officer or affiliate of the Company, any owner of record or beneficially of more than five percent of any class of voting securities of the Company, or any associate of any such director, officer, affiliate of the Company or security holder is a party adverse to the Company or any of its subsidiaries or has a material interest adverse to the Company or any of its subsidiaries.

COMMITTEES OF THE BOARD OF DIRECTORS

Audit Committee. The Company's audit committee (the "Audit Committee") is responsible for making recommendations to the Board of Directors concerning the selection and engagement of the Company's independent certified public accountants and for reviewing the scope of the annual audit, audit fees, and results of the audit. The Audit Committee also reviews and discusses with management and the Board of Directors such matters as accounting policies and internal accounting controls, and procedures for preparation of financial statements. Its membership is currently comprised of Joseph A. Cohen, (chairman), Henry Y.L. Toh and Thomas A. Keenan.

Compensation Committee. The Company's compensation committee (the
"Compensation Committee") approves the compensation for executive employees of the Company. Its membership is currently comprised of Thomas A. Keenan (chairman), Joseph Cohen and John Edwards.

Finance Committee. The Company's finance committee (the "Finance
Committee") is responsible for reviewing and evaluating financing, strategic business development and acquisition opportunities. Its membership is currently comprised of Joseph A. Cohen (chairman), Thomas A. Keenan and John Edwards Committee.

The Company has no nominating committee or any committee serving a similar function.

                            EXECUTIVE COMPENSATION

The following table sets forth the aggregate cash compensation paid for services rendered to the Company during the last three years by each person serving as the Company's Chief Executive Officer during the last year and the Company's five most highly compensated executive officers serving as such at the end of the year ended December 31, 1997, whose compensation was in excess of $100,000.

                                                            LONG TERM COMPENSATION
                                                      ----------------------------------
                     ANNUAL COMPENSATION                      AWARDS           PAYOUTS
           -----------------------------------------  ----------------------  ----------
                                                                  SECURITIES
NAME AND                                  OTHER       RESTRICTED  UNDERLYING              ALL OTHER
PRINCIPAL                                 ANNUAL        STOCK      OPTIONS/     LTIP      COMPENSA-
POSITION   YEAR  SALARY($) BONUS($)  COMPENSATION($)   AWARDS($)    SARS(#)   PAYOUTS($)   TION($)
---------  ----  --------  --------  ---------------  ----------  ----------  ----------  ---------
John W.    1997    98,292        0             0             0      520,000          0        N/A
Edwards    1996   101,663(1)     0             0             0    1,250,000(2)       0        N/A
President  1995        --       --            --            --                                 --
and CEO

Karl S.    1997   125,000        0             0             0      550,000          0        N/A
Ryser,     1996    41,665(3)     0             0             -      250,000         --        N/A
Jr.        1995        --       --            --            --                                 --
Treasurer
and CFO

-----------------
(1) Mr. Edwards began his employment with I-Link in April 1996 and was appointed President and CEO as of September 30, 1996; his annual salary was $175,000 from April to August 21, 1996 and was voluntarily reduced to $96,000 for the balance of 1996. Mr. Edwards' annual salary continued at $96,000 in 1997 until August, when it was increased to an annual salary of $150,000. In November 1997 Mr. Edwards again voluntarily reduced his annual salary to $35,000, for the balance of 1997 and until the Company's financial restraints are reduced. See " -Employment Agreements."
(2) Excludes warrants to purchase 25,000 shares of Common Stock at an exercise price of $4.875 per share issued in connection with a bridge loan. See "Certain Relationships and Related Transactions."
(3) Mr. Ryser began his employment with I-Link in September 1996; his annual salary during the 1996 and 1997 fiscal years was $125,000. See "Employment Agreements."

OPTION/SAR GRANTS IN LAST FISCAL YEAR (1997)

The following table sets forth certain information with respect to the options granted during the year ended December 31, 1997, for the persons named in the Summary Compensation Table (the "Named Executive Officers"):

                     NUMBER OF      PERCENT OF     TOTAL
                     SECURITIES   TOTAL OPTIONS/  EXERCISE
                     UNDERLYING    SARS GRANTED   OR BASE
                    OPTIONS/SARS   TO EMPLOYEES    PRICE    EXPIRATION
     NAME            GRANTED(#)   IN FISCAL YEAR   ($/SH)      DATE
------------------  ------------  --------------  --------  ----------
John W. Edwards(1)       10,000          *         $4.875     1/2/2007
                         10,000          *          5.375     2/6/2007
                        500,000       16.5%         5.188    8/29/2007
                      1,000,000       23.1%         7.000     4/8/2006
                        250,000        5.8%         4.875    8/21/2006
Karl S. Ryser, Jr.      550,000       18.2%        $5.188    8/29/2007
                        250,000        5.8%         4.410   10/15/2006

----------------------
*       Less than 1%.
(1) Does not include warrants to purchase 25,000 shares of Common Stock at an exercise price of $4.875 issued in connection with a bridge loan. See "Certain Relationships and Related Transactions."

AGGREGATED OPTION/SAR EXERCISES IN LAST FISCAL YEAR AND FISCAL YEAR-END OPTION/SAR VALUES

The following table sets forth certain information with respect to options exercised during 1997 by the Named Executive Officers and with respect to unexercised options held by such persons at the end of 1997.

                                                    NUMBER OF SECURITIES       VALUE OF UNEXERCISED
                                                  UNDERLYING UNEXERCISED            IN THE MONEY
                      SHARES                     OPTIONS/SARS AT FY-END(#)  OPTIONS/SARS AT FY-END($)(1)
                    ACQUIRED ON      VALUE      --------------------------- ---------------------------
       NAME         EXERCISE(#)    REALIZED($)   EXERCISABLE  UNEXERCISABLE  EXERCISABLE  UNEXERCISABLE
------------------ ------------- -------------- ------------- ------------- ------------- -------------
John W. Edwards              0              0       796,564       973,436    $  765,292    $1,041,333
Karl S. Ryser, Jr.           0              0       528,788       271,212    $1,219,100    $  575,000

--------------------
(1) The calculations of the value of unexercised options are based on the difference between the closing bid price on NASDAQ of the Common Stock on December 31, 1997, and the exercise price of each option, multiplied by the number of shares covered by the option.

DIRECTOR COMPENSATION

During 1997, Directors of the Company then serving received options to purchase 10,000 shares of Common Stock on the first business day of January at an exercise price equal to the fair market value of the Common Stock on the date of grant. Effective February 6, 1997 and the first business day of January of each year thereafter, each Director then serving will receive options, to purchase 10,000 shares (20,000 shares effective January 1, 1998) of Common Stock and, for each committee on which the Director serves, options to purchase 5,000 shares of Common Stock. The exercise price of such options shall be equal to the fair market value of the Common Stock on the date of grant. The Directors are also eligible to receive options under the Company's stock option plans at the discretion of the Board of Directors. In addition to the above options, Mr. Cohen received options to purchase 64,000 shares of Common Stock upon his appointment to the Board. On August 29, 1997 Mr. Cohen was also granted 150,000 options to purchase Common Stock, 50,000 of such options vested upon closing of the Winter Harbor equity investment in October 1997, 50,000 will vest when the Company reaches the break even point, and the balance will vest at such time as the Company has attained $50 million in annual sales. Mr. Cohen also has a consulting agreement with the Company in the amount of $4,000 per month for a 36-month period commencing September 1996. See " Consulting Agreements."

EMPLOYMENT AGREEMENTS

In February 1996, the Company entered into a two-year employment agreement with Henry Y.L. Toh. The Employment Agreement was for an initial period ending on December 31, 1997 and is automatically renewable for successive one-year periods unless written notice to the contrary is given by the Company not less than 120 days prior to expiration of the term. Pursuant to the terms of the employment agreement, Mr. Toh is required to devote such of his time to the business and affairs of the Company as is required to fulfill the duties and responsibilities of his office. Mr. Toh is entitled under his employment agreement to receive compensation at the rate of $54,000 per year. He is entitled to an annual bonus at the discretion of the Board of Directors and may participate in fringe benefits, deferred compensation, stock benefits and option plans of the Company. In the event of termination of his employment by the Company other than for "cause" (as defined in the agreement) or by Mr. Toh upon "good reason" (as defined in the agreement), the Company is required to pay Mr. Toh, as liquidated damages or severance pay, monthly termination payments equal to the base salary in effect for a period of six months after such termination. The employment agreement contains confidentiality and non-solicitation provisions.

I-Link entered into three-year employment agreements on February 21, 1996 with Alex Radulovic, Senior Engineer of I-Link. Under his employment agreement, Mr. Radulovic is employed at a salary of $90,000 per annum, subject to adjustment upon satisfaction of performance criteria. In the event of termination by the Company not involving just cause (as defined in the agreement), or upon a material breach by the Company which is unremedied for 30 days after written notice, Mr. Radulovic is entitled to receive, as liquidated damages or severance pay, an amount equal to the Monthly Compensation (as defined in the agreement) for the remaining term of the agreement and, in addition, all options shall vest. The agreement contains non-competition and confidentiality provisions. On July 1, 1996, the Company approved the grant of options to purchase 500,000 shares of Common Stock at $7.00 per share for five years, to Mr. Radulovic. To the extent vested, the options may be exercised commencing June 30, 1997. The options vest on June 30, 2001; provided however, that vesting will accelerate in 25% increments at such time as the average closing bid price of a share of Common Stock equals or exceeds $10, $15, $20 and $25, respectively.

On April 8, 1996, I-Link entered into a three-year employment agreement with John W. Edwards, President, Chief Executive Officer and Director of the Company. Pursuant to the terms of the employment agreement, Mr. Edwards is employed as the Chief Executive Officer and a Director of I-Link, and is required to devote substantially all of his working time to the business and affairs of I-Link. Mr. Edwards is entitled under his employment agreement to receive compensation at the rate of $175,000 per year and is entitled to a profitability bonus in the discretion of the I-Link Board of Directors and to participate in fringe benefits of the Company as are generally provided to executive officers. In addition, Mr. Edwards is entitled to receive an option to purchase 1,000,000 shares of Common Stock of the Company at an exercise price of $7.00 per share. Of such options, 83,333 vested immediately and 83,333 vest and become exercisable on the first calendar day of each quarter after April 8, 1996. In the event of termination by I-Link or in the event of a violation of a material provision of the agreement by I-Link which is unremedied for thirty
(30) days and after written notice or in the event of a "change in control" (as defined in the agreement), Mr. Edwards is entitled to receive, as liquidated damages or severance pay, an amount equal to the Monthly Compensation (as defined in the agreement) for the remaining term of the agreement and all options shall thereupon be fully vested and immediately exercisable. The agreement contains non-competition and confidentiality provisions. Mr. Edwards agreed to amend his contract, effective August 21, 1996, to reduce his annual salary from $175,000 to $96,000; and in consideration of the salary reduction, the Company has agreed to grant him options to purchase 250,000 shares of Common Stock at an exercise price of $4.875 per share. In August 1998 his annual salary was increased to $150,000, but was again voluntarily reduced to $35,000 for the balance of calendar 1997, given the Company's financial restraints. In 1998 his annual salary was increased to $125,000.

In October 1996, I-Link entered into three-year employment agreements with Karl S. Ryser, Jr., Treasurer and Chief Financial Officer of the Company, and with William H. Flury, I-Link's Vice President, Sales and Marketing. Pursuant to the terms of the employment agreements, each such officer is required to devote all of his time to the business and affairs of the Company except for vacations, illness or incapacity. Mr. Ryser is entitled under his employment agreement to receive compensation at the rate of $125,000 per year and a bonus in the sole discretion of the Chief Executive Officer and Mr. Flury is entitled to compensation at the rate of $137,500 per year and a bonus commensurate with his performance and that of I-Link. In May 1998 Mr. Flury's annual salary was voluntarily reduced to $125,000. Each such employee may participate in fringe benefits, deferred compensation, stock benefits and option plans of the Company. In addition, each of Mr. Ryser and Mr. Flury is entitled to options to purchase 250,000 shares of Common Stock exercisable at an exercise price equal to the closing bid price on the date of the employment agreement. Options issuable to Mr. Ryser to purchase 25,000 shares vested immediately and the remaining options were to vest in quarterly increments of 20,455 commencing January 1, 1997. On April 29, 1997, the Company modified the original vesting schedule of the 250,000 options in the employment agreement allowing for the immediate vesting of 100,000 of the non-vested options and the balance of the non-vested to vest evenly over four quarters. Options issuable to Mr. Flury to purchase 41,666 shares vest six months from the date of the employment agreement and the remaining options will vest in quarterly increments of 20,833. In the event of a change of control or upon termination of the employment agreement by the Company without cause all options shall thereupon be fully vested and immediately exercisable. In the event of termination by the Company other than for "cause" (as defined in the agreement), the Company is required to pay Mr. Ryser or Mr. Flury, as the case may be, a lump sum severance payment equal to one year's then current salary. Each of the employment agreements contains confidentiality and non-competition provisions.

In August 1997 I-Link entered into a three-year employment contract with Jon McKillip, Vice President of I-Link Worldwide LLC Pursuant to the terms of the employment contract, Mr. McKillip is required to devote all his time to the business and affairs of the Company except vacations, illness or incapacity. Mr. McKillip is entitled under his employment agreement to receive compensation at the rate of $120,000 per year and a bonus commensurate with his performance and that of I-Link. In addition, Mr. McKillip is entitled to options to purchase 150,000 shares of Common Stock at an exercise price equal to the closing bid price on the date of employment agreement and vesting over 12 quarters. Mr. McKillip may participate in fringe benefits, deferred compensation, and stock benefits and option plans of the Company.

In September 1997, the Company entered into a two-year employment agreement with Dror Nahumi as Vice President of Emerging Technologies of the Company to manage the operations of MiBridge, Inc. Pursuant to the terms of the employment agreement, Mr. Nahumi is required to devote all of his time to the business and affairs of MiBridge, Inc. and is entitled to receive compensation at the rate of $100,000 per year, and a bonus to the extent bonuses are declared by the Company's Board of Directors. Mr. Nahumi may participate in fringe benefits, deferred compensation, stock benefits and option plans of the Company. Mr. Nahumi's employment agreement contains non-competition and confidentiality provisions, and provides for the assignment by Mr. Nahumi to the Company of all of his rights, title, interest and intellectual property in and to his employment inventions (as such terms are defined in the employment agreement).

In February 1998, I-Link entered into a two year employment contract with Rami Shmueli, General Manager of Vianet Technologies Ltd., an Israeli company formed in 1998 and a wholly-owned subsidiary of I-Link. Pursuant to the terms of the employment contract, he is required to devote all his time to the business and affairs of the Company except vacations, illness or incapacity. Mr. Shmueli is entitled under his employment agreement to receive compensation at the rate of approximately $90,000 per year and a bonus commensurate with his performance and that of I-Link. In addition, Mr. Shmueli is entitled to options to purchase 60,000 shares of Common Stock at an exercise price equal to the closing bid price on the date of employment agreement and vesting over 12 quarters. Mr. Shmueli may participate in fringe benefits, deferred compensation, stock benefits and option plans of the Company. Mr. Shmueli is entitled to receive customary benefits dictated by Israeli law.

CONSULTING AGREEMENTS

The Company entered into a Consulting Agreement with David E. Hardy effective February 6, 1997 and for a term of 36 months thereafter. Pursuant to the Agreement, Mr. Hardy shall provide legal services to the Company in exchange for compensation at the rate of $10,417 per month for the term of the Agreement. In addition, in the event the Company increases the salary of its senior-level vice presidents, the consulting fee shall be equally increased and in the event the Company shall pay any company performance-based bonuses to its senior level vice presidents, the Company shall pay an equal amount to Mr. Hardy. In addition, Mr. Hardy was granted options to purchase 250,000 shares of the Company's Common Stock at an exercise price equal to the closing price of the Company's publicly traded shares as of the effective date of the Agreement ($5.375 per share). The options vest as to 47,500 shares upon the execution of the Agreement and options relating to 20,250 shares were to vest at the commencement of each calendar quarter for ten quarters, with the first quarterly vesting to occur on April 1, 1997 and the final quarterly vesting to occur July 1, 1999. On April 29, 1997, the Company modified the original vesting schedule of the 250,000 options in the employment agreement allowing for the immediate vesting of 100,000 of the non-vested options and the balance of the non-vested to vest evenly over four quarters. In the event of the termination of the Agreement prior to the expiration of the full term for any reason other than as a result of a material, unremedied breach by Mr. Hardy which remains uncured following 30 days written notice, Mr. Hardy is entitled to a lump sum payment equal to the lesser of the monthly consulting fee payable through the end of the term of the Agreement or the monthly consulting fee payable over 12 months and all unvested options shall accelerate and immediately become fully vested and exercisable.

The Company entered into a three-year consulting agreement with Joseph A.
Cohen (a member of the board of directors), effective September 1996, pursuant to which he will be compensated $4,000 per month and received 64,000 options to purchase common stock upon appointment to the Board of Directors. On August 29, 1997 Mr. Cohen was also granted 150,000 options to purchase Common Stock, 50,000 of such options vested upon closing of the Winter Harbor equity investment in October 1997, 50,000 will vest when the Company reaches the break even point, and the balance will vest at such time as the Company has attained $50 million in annual sales.

DIRECTOR STOCK OPTION PLAN

The Company's Director Stock Option Plan (the "DSOP") authorizes the grant of stock options to directors of the Company. Options granted under the DSOP are non-qualified stock options exercisable at a price equal to the fair market value per share of Common Stock on the date of any such grant. Options granted under the DSOP are exercisable not less than six (6) months nor more than ten
(10) years after the date of grant.

As of August 15, 1998, options for the purchase of 8,169 shares of Common
Stock at prices ranging from $.875 to $3.875 per share were outstanding. As of August 15, 1998, options to purchase 15,228 shares of Common Stock have been exercised. In connection with adoption of the 1995 Director Plans (as hereinafter defined) the Board of Directors authorized the termination of future grants of options under the DSOP; however, outstanding options granted under the DSOP will continue to be governed by the terms thereof until exercise or expiration of such options.

STOCK PURCHASE PLAN

In accordance with the Employee Qualified Stock Purchase Plan (the
"Purchase Plan"), employees may contribute up to ten percent of their base wages toward the purchase of Common Stock. The exercise price of options granted under the Purchase Plan is the lesser of 85% of the market value on the first business day of the payment period (September 1) or the last business day of the payment period (August 31). As of August 15, 1998, the Company had 34,376 shares of Common Stock reserved for issuance on exercise of the purchase rights granted under the Purchase Plan.

1995 DIRECTOR STOCK OPTION PLAN

In October 1995, the stockholders of the Company approved adoption of the Company's 1995 Director Stock Option and Appreciation Rights Plan, which plan provides for the issuance of incentive options, non-qualified options and stock appreciation rights (the "1995 Director Plan").

The 1995 Director Plan provides for automatic and discretionary grants of stock options which qualify as incentive stock options (the "Incentive Options") under Section 422 of the Internal Revenue Code of 1986, as amended (the "Code"), as well as options which do not so qualify (the "Non-Qualified Options") to be issued to directors. In addition, stock appreciation rights (the "SARs") may be granted in conjunction with the grant of Incentive Options and Non-Qualified Options. No SARs have been granted to date.

The 1995 Director Plan provides for the grant of Incentive Options, Non-Qualified Options and SARs to purchase up to 250,000 shares of Common Stock (subject to adjustment in the event of stock dividends, stock splits and other similar events). To the extent that an Incentive Option or Non-Qualified Option is not exercised within the period of exercisability specified therein, it will expire as to the then-unexercised portion. If any Incentive Option, Non-Qualified Option or SAR terminates prior to exercise thereof and during the duration of the 1995 Director Plan, the shares of Common Stock as to which such option or right was not exercised will become available under the 1995 Director Plan for the grant of additional options or rights to any eligible employees. The shares of Common Stock subject to the 1995 Director Plan may be made available from either authorized but unissued shares, treasury shares, or both.

The 1995 Director Plan also provides for the grant of Non-Qualified Options on a non-discretionary basis pursuant to the following formula: each member of the Board of Directors then serving shall receive a Non-Qualified Option to purchase 10,000 shares of Common Stock at an exercise price equal to the fair market value per share of the Common Stock on that date. Pursuant to such formula, directors received options to purchase 10,000 shares of Common Stock as of October 17, 1995, options to purchase 10,000 shares of Common Stock on January 2, 1996, and will receive options to purchase 10,000 shares of Common Stock on the first business day of each January. Each option is immediately exercisable for a period of ten years from the date of grant. The Company has 190,000 shares of Common Stock reserved for issuance under the 1995 Director Plan. As of August 15, 1998, options exercisable to purchase 170,000 shares of Common Stock at prices ranging from $1.00 to $1.25 per share are outstanding under the 1995 Director Plan. As of August 15, 1998, options to purchase 60,000 shares have been exercised under the 1995 Director Plan.

1995 EMPLOYEE STOCK OPTION PLAN

In October 1995, the stockholders of the Company approved adoption of the Company's 1995 Employee Stock Option and Appreciation Rights Plan (the "1995 Employee Plan"), which plan provides for the issuance of Incentive Options, Non-Qualified Options and SARs.

Directors of the Company are not eligible to participate in the 1995
Employee Plan. The 1995 Employee Plan provides for the grant of stock options which qualify as Incentive Stock Options under Section 422 of the Code, to be issued to officers who are employees and other employees, as well as Non-Qualified Options to be issued to officers, employees and consultants. In addition, SARs may be granted in conjunction with the grant of Incentive Options and Non-Qualified Options. No SARs have been granted to date.

The 1995 Employee Plan provides for the grant of Incentive Options, Non-Qualified Options and SARs of up to 400,000 shares of Common Stock (subject to adjustment in the event of stock dividends, stock splits and other similar events). To the extent that an Incentive Option or Non-Qualified Option is not exercised within the period of exercisability specified therein, it will expire as to the then-unexercised portion. If any Incentive Option, Non-Qualified Option or SAR terminates prior to exercise thereof and during the duration of the 1995 Employee Plan, the shares of Common Stock as to which such option or right was not exercised will become available under the 1995 Employee Plan for the grant of additional options or rights to any eligible employee. The shares of Common Stock subject to the 1995 Employee Plan may be made available from either authorized but unissued shares, treasury shares, or both. The Company has 400,000 shares of Common Stock reserved for issuance under the 1995 Employee Plan. As of August 15, 1998, options to purchase 375,000 shares of Common Stock with exercise prices of $1.125 to $6.75 per share have been granted under the 1995 Employee Plan. As of August 15, 1998, 25,000 options have been exercised under the 1995 Employee Plan.

1997 RECRUITMENT STOCK OPTION PLAN

In October 1997, the stockholders of the Company approved adoption of the Company's 1997 Recruitment Stock Option and Appreciation Rights Plan, which plan provides for the issuance of incentive options, non-qualified options and stock appreciation rights (the "1997 Plan").

The 1997 Plan provides for automatic and discretionary grants of stock options which qualify as incentive stock options (the "Incentive Options") under
Section 422 of the Code, as well as options which do not so qualify (the "Non-Qualified Options") to be issued to directors. In addition, stock appreciation rights (the "SARs") may be granted in conjunction with the grant of Incentive Options and Non-Qualified Options. No SARs have been granted to date.

The 1997 Plan provides for the grant of Incentive Options, Non-Qualified Options and SARs to purchase up to 4,400,000 shares of Common Stock (subject to adjustment in the event of stock dividends, stock splits and other similar events). To the extent that an Incentive Option or Non-Qualified Option is not exercised within the period of exercisability specified therein, it will expire as to the then-unexercised portion. If any Incentive Option, Non-Qualified Option or SAR terminates prior to exercise thereof and during the duration of the 1997 Plan, the shares of Common Stock as to which such option or right was not exercised will become available under the 1997 Plan for the grant of additional options or rights to any eligible employees. The shares of Common Stock subject to the 1997 Plan may be made available from either authorized but unissued shares, treasury shares, or both. As of August 15, 1998, options to purchase 1,060,000 shares of Common Stock, with exercise prices of $4.375 to $8.625 per share have been granted under the 1997 Plan. As of August 15, 1998, no options have been exercised under the 1997 Plan. See "Executive Compensation

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

John Edwards is Chairman of the Board and an executive officer of the Company. Thomas A. Keenan and Joseph A. Cohen are non-employee directors to the Company See "Executive Compensation" generally, "Executive Compensation - Employment Agreements", "Executive Compensation - Consulting Agreement" and Executive Compensation - Director Compensation" as well as "Security Ownership of Certain Beneficial Owners and Management".

                CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

See "Executive Compensation" for descriptions of the terms of employment and consulting agreements between the Company and certain officers, directors and other related parties.

ISSUANCES OF STOCK AND OPTIONS TO CERTAIN SHAREHOLDERS, EMPLOYEES AND
CONSULTANTS

In addition to options issued in connection with employment or consulting arrangements, the Company has approved grants as follows: The grant to Clay Wilkes, formerly a Director of the Company, of options to purchase 1,500,000 shares of Common Stock, the vesting of which would occur on June 30, 2001; provided that the vesting shall accelerate in increments of 25% in the event that the average closing bid price per share of Common Stock for five (5) consecutive trading days equals or exceeds $10, $15, $20 and $25, respectively, upon the graduated achievement of Common Stock prices of $10, $15, $20 and $25, and exercisable to the extent vested commencing June 30, 1997 at a price of $7.00 per share. As of the date hereof, 25% of each of such options has vested. The options lapse on June 30, 2002. The Company has agreed to issue options to purchase 64,000 shares of Common Stock at an exercise price of $5.25 to Joseph Cohen. The Company has also agreed to issue warrants to purchase 25,000 and

5,000 shares of Common Stock at an exercise price of $4.875 and $2.50, respectively, to Mr. John Edwards and Mr. Flury, in connection with the loan by such persons to I-Link of $125,000 and $100,000, respectively, in August 1996. On May 15, 1997 Mr. Flury, Mr. Ryser and Mr. Hardy were each granted options to purchase 250,000 shares of Common Stock and John Edwards, and Robert Edwards, Vice President of Network Operations of I-Link, were each granted options to purchase 500,000 shares of Common Stock, each at the exercise price of $5.188; such options vest in three annual installments. Furthermore, directors of the Company approved the grant of options to purchase 10,000 shares of Common Stock to each director and an additional 5,000 options per director per committee on which he or she serves for an aggregate of options to purchase 95,000 shares. Effective January 1, 1998, the number of options awarded for serving as director and committee member was increased to 20,000 and 5,000, respectively, resulting in additional 1998 aggregate awards of options to purchase 115,000 shares. On May 15, 1997 the Company granted 300,000 options to each of Messrs. Ryser and Hardy at an exercise price of $5.188 per share; such options were contingent upon the closing of the investment in the Company by Winter Harbor and vested in full upon the closing. See "Management," "Executive Compensation - Employment Agreements," and "Recent Transactions."

TRANSACTIONS WITH WINTER HARBOR, LLC

On June 5, 1997, the Company entered into a term loan agreement ("Loan Agreement") and promissory note ("Note") with Winter Harbor, LLC ("Winter Harbor") pursuant to which Winter Harbor agreed to loan to the Company the principal sum of $2,000,000 (the "Loan") for capital expenditures and working capital purposes. In August 1997, the Company and Winter Harbor amended their agreement to provide that the Company would be allowed to borrow up to an additional $3,000,000 (thus revising the maximum amount of the Loan to $5,000,000). The Company initially borrowed $2,000,000. On August 18, 1997, the Company borrowed an additional $3,000,000 pursuant to such arrangement, bringing the total principal amount due under the Note to $5,000,000,. The Company and Winter Harbor executed a Sales Purchase Agreement, dated as of September 30, 1997, and closed on October 10, 1997, pursuant to which Winter Harbor invested $12,100,000 to purchase 4,400 shares of a new series of the Company's convertible preferred stock (the "Series M Preferred Stock"). A portion of such shares were paid for by exchanging $5,000,000 of the principal amount and $100,000 accrued interest under the Winter Harbor loans. In the first quarter of 1998, Winter Harbor made an additional loan to the Company in an aggregate of $5,768,000 for capital expenditures and working capital purposes. In May 1998 Winter Harbor loaned the Company an additional $2,000,000. For additional information relating to the Winter Harbor transactions, including terms of warrants issued, see "Recent Transactions." See also "Management's Discussion and Analysis -- Current Position/Future Requirements" and "Security Ownership of Certain Beneficial Owners and Management."

Winter Harbor is owned by First Media, L.P., a private media and communications company which is a private investment principally of Richard E. Marriott and his family. The Company's general counsel, David E. Hardy, is a brother of Ralph W. Hardy, Jr. who is general counsel and a minority equity holder in Winter Harbor. David E. Hardy has no ownership or association with Winter Harbor. As a result of this relationship, as well as personal relationships of David E. Hardy with the principals of Winter Harbor, discussions were initiated which led to Winter Harbor's investment in the Company.

The Company's management has been informed that Winter Harbor holds an ownership interest in the consulting company which is developing the Company's new internal information system. The Company's referral to the consulting firm did not come through Winter Harbor, and Winter Harbor played no part in the negotiation of such consulting arrangement.

MIBRIDGE ACQUISITION; SERIES D PREFERRED STOCK

On August 12, 1997 the Company entered into an agreement with MiBridge, Inc., a New Jersey corporation ("MiBridge") and Mr. Dror Nahumi, the principal shareholder of MiBridge, pursuant to which the Company acquired all of the issued and outstanding stock of MiBridge (the "MiBridge Acquisition"). The MiBridge Acquisition subsequently closed on September 2, 1997. MiBridge is the owner of patent-pending audio-conferencing technology and is a leader in creating speech-encoding and compression algorithms designed to produce superior audio quality and lower delay over low-band networks. The Company will pay the stockholders of MiBridge (the "MiBridge Stockholders") consideration consisting of (i) an aggregate $2,000,000 in cash, payable in quarterly installments over two years, and (ii) an aggregate 1,000 shares of a series of the Company's convertible preferred stock (the "Series D Preferred Stock"). The 1,000 shares of Series D Preferred Stock were convertible at the option of the MiBridge

Stockholders, at any time during the nine months following the closing of the MiBridge Acquisition, into such number of shares of Common Stock as shall equal the sum of $6,250,000 divided by $9.25 (the "Series D Conversion Price"), which price was the closing bid price of the Company's Common Stock on June 5, 1997 (the date that the first letter agreement relating to the transaction was executed). As of August 19, 1998, all 1,000 shares of Series D Preferred Stock had been converted into an aggregate of 1,092,174 shares of Common Stock, and the balance payable in cash to MiBridge stockholders was $1,000,000.

         SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

Other than the Series M Preferred Stock issued on October 10, 1997, the
Common Stock constitutes the only voting securities of the Company. Each share of Class C Preferred Stock is convertible, at the option of the holder thereof, into 24 shares of Common Stock, and each share of Class M Preferred Stock is convertible, at the option of the holder thereof, into 1,000 shares of Common Stock. The table below sets forth information, to the best of the Company's knowledge, with respect to the total number of shares of the Company's Common Stock, Class C Preferred Stock or Class M Preferred Stock beneficially owned by each director, the Named Executive Officers, each beneficial owner of more than five percent of the Common Stock, and all directors and executive officers as a group, as of August 19, 1998. On that date, there were 18,556,384 shares of Common Stock issued and outstanding, 52,008 shares of Class C Preferred Stock issued and outstanding, 4,400 shares of Class M Preferred Stock issued and outstanding; and 1,000 shares of Series F Preferred Stock outstanding.

CAPTION>
                                                                  % of
                                                               Outstanding
                                                Number of       Shares of
                                                  Shares       Common Stock
 Name and Address                Title of      Beneficially   Beneficially
 of Beneficial Owner(1)            Class          Owned         Owned(2)
------------------------------  ------------  --------------  --------------
Joseph A. Cohen                 Common Stock      246,000(4)        1.2%
1370 Avenue of the Americas     Class C             3,000
Americas                        Preferred
New York, NY 10019              Stock

John W. Edwards                 Common Stock    1,074,996(5)        5.5%
13751 S. Wadsworth Park Drive
Draper, UT 84020

David E. Hardy                  Common Stock      806,554(6)        4.2%
60 East South Temple
Salt Lake City, UT 84111

Thomas A. Keenan                Common Stock       70,000(11)         *
Winter Harbor, LLC
11400 Skipwith Lane
Potamac, MD 20854

Dror Nahumi                     Common Stock      926,976           5.0%
13751 S. Wadsworth Park Drive
Draper, UT 84020

Karl S. Ryser, Jr.              Common Stock      633,845(7)        3.3%
13751 S. Wadsworth Park Drive
Draper, UT 84020

Henry Y.L. Toh                  Common Stock      223,501(8)       1.2%
3227 Bennet Street North
St. Petersburg, FL 33713

Clay Wilkes                     Common Stock    2,179,874(9)      11.5%
2100 E. Bengal Blvd. #M104
Salt Lake City, UT 84121

Winter Harbor, LLC              Common Stock   29,764,727(10)     61.6%
c/o First Media, L.P.           Series M            4,400
11400 Skipwith Lane             Preferred
Potomac, MD 20854               Stock



All Executive Officers          Common Stock    3,054,896(12)     14.2%
and Directors as a              Class C             3,000
Group (6 Persons)               Preferred
                                Stock

------------------
*       Indicates less than one percent.
(1) Unless noted, all of such shares of Common Stock are owned of record by each person or entity named as beneficial owner and such person or entity has sole voting and dispositive power with respect to the shares of Common Stock owned by each of them.
(2) As to each person or entity named as beneficial owners, such person or entity's percentage of ownership is determined by assuming that any options or convertible securities held by such person or entity which are exercisable or convertible within 60 days from the date hereof have been exercised or converted, as the case may be.
(3)     [Reserved.]
(4) Includes 174,000 shares of Common Stock issuable pursuant to options and 72,000 shares of Common Stock issuable to the Leslie Group, Inc. upon conversion of 3,000 shares of Class C Preferred Stock held of record by Leslie Group, Inc., of which Mr. Cohen is President.
(5) Represents 666,664 shares of Common Stock subject to the vested portion of Mr. Edwards' option to purchase 1,000,000 shares of Common Stock and 408,332 shares of Common Stock subject to warrants and other options.
See "Executive Compensation -- Employment Agreements" and "Certain Relationships and Related Transactions."
(6) Includes 802,554 shares of Common Stock issuable pursuant to options and warrants.
(7) Represents shares of Common Stock issuable pursuant to options and warrants.
(8) Represents shares of Common Stock issuable pursuant to options. Does not include shares held of record by Four M International, Ltd., of which Mr. Toh is a director. Mr. Toh disclaims any beneficial ownership of such shares.
(9) Includes 375,000 shares of Common Stock which represents the exercisable portion of an option to purchase 1,500,000 shares of Common
Stock, and 50,000 shares of Common Stock issuable upon exercise of other options.
(10) Includes 4,400,000 shares of Common Stock issuable upon conversion of Series M Preferred Stock, 2,824,727 shares of Common Stock issuable upon conversion of Series M Stock which may be issued on conversion of promissory notes held by the named stockholder, and 17,540,000 shares of Common Stock issuable upon exercise of warrants. In addition, the Company includes herein 5,000,000 shares of Common Stock issuable upon exercise of warrants which the named stockholder will be entitled to receive should it convert its promissory notes to Common Stock.
(11) Mr. Keenan serves on the Board of Directors as the designee of Winter Harbor; however, Mr. Keenan disclaims beneficial ownership of the securities held by Winter Harbor. See Footnote 10.
(12) Represents 74,000 shares of Common Stock issued, 2,908,896 shares of Common Stock which may be obtained pursuant to options and warrants exercisable within 60 days of the date hereof and 72,000 shares of Common Stock into which 3,000 shares of Class C Preferred Stock are convertible.

                         MARKET FOR THE COMMON STOCK
                       AND RELATED SHAREHOLDER MATTERS

The Company's Common Stock is traded on the NASDAQ SmallCap Market
("NASDAQ") tier of the NASDAQ Stock Market under the symbol "ILNK." Prior to March 8, 1996, the Common Stock was traded on NASDAQ under the symbol "MDCR." Although the Common Stock is currently listed for quotation on NASDAQ, there can be no assurance given that the Company will be able to continue to satisfy the requirements for maintaining quotation of such securities on NASDAQ or that such quotation will otherwise continue. The Company has no current plans to apply for listing of any of the shares of Class B Preferred Stock, Class C Preferred Stock, the Commonwealth Warrants or any of its other securities for quotation on NASDAQ. See "Risk Factors -- Continued NASDAQ Listing."

The range of high and low bid information for the Common Stock for each full quarterly period during 1997 and within the two prior fiscal years is as follows:

               QUARTER ENDED            HIGH BID     LOW BID
               -------------            --------     -------
               March 31, 1996            $ 7.63       $ 1.00
               June 30, 1996               9.75         6.13
               September 30, 1996          7.50         4.06
               December 31, 1996           6.00         4.00

               March 31, 1997            $ 7.50       $ 3.63
               June 30, 1997              15.50         4.00
               September 30, 1997         10.56         4.00
               December 31, 1997           8.44         4.94

               March 31, 1998            $ 8.94       $ 5.25
               June 30, 1998               8.44         4.90

These quotations reflect interdealer prices, without retail markup, markdown, or commission and may not represent actual transactions.

As of August 19, 1998, there were approximately 420 holders of record of Common Stock and approximately 7,100 beneficial owners. On August 31, 1998, the closing bid price for a share of Common Stock was $3.438.

                            RECENT TRANSACTIONS

On June 5, 1997, the Company entered into a term loan agreement ("Loan Agreement") and promissory note ("Note") with Winter Harbor, LLC ("Winter Harbor") pursuant to which Winter Harbor agreed to loan to the Company the principal sum of $2,000,000 (the "Loan") for capital expenditures and working capital purposes. As further consideration for Winter Harbor's commitment to make the Loan, the Company granted to Winter Harbor a warrant ("Loan Warrant") to purchase up to 500,000 shares of Common Stock at a purchase price of $4.97 per share, subject to adjustment, pursuant to the terms of a Warrant Agreement between the parties. The Loan Warrant expires on March 11, 2002, and contains demand and piggyback registration rights and customary anti-dilution terms. The maturity date of the Note is October 15, 1998; however, the Loan Agreement anticipated an equity investment in the Company by Winter Harbor (the "Investment"). Upon closing of the Investment, all principal and accrued interest then due under the Note may, at the option of Winter Harbor, be credited toward payment of Winter Harbor's purchase price for the Investment and the Note shall be canceled. The loan from Winter Harbor has an interest rate of prime plus 2%. In addition to the stated interest rate, the Company will recognize debt issuance cost (non-cash) over the life of the loan (maturity date is October 15, 1998) of approximately $3,800,000 which reflects the approximate fair value of the warrants issued in connection with the debt. The Company expended significant time and effort pursuing various financing alternatives and determined that the Winter Harbor proposal was the best alternative available to the Company.

In August 1997, the Company and Winter Harbor amended their agreement to provide that the Company would be allowed to borrow up to an additional $3,000,000 (thus revising the maximum amount of the Loan to $5,000,000). In the event the Company borrows against such additional credit, it has agreed to issue to Winter Harbor warrants to purchase 100,000 shares of Common Stock for each $1,000,000 in additional borrowing. The exercise price for such additional warrants shall equal the closing bid price of the Common Stock on the date each such $1,000,000 increment is borrowed by the Company. On August 18, 1997, the Company borrowed an additional $3,000,000 pursuant to such arrangement, bringing the total principal amount due under the Note to $5,000,000, and issued an additional 300,000 warrants to Winter Harbor in connection therewith.

Winter Harbor is owned by First Media, L.P., a private media and communications company which is a private investment principally of Richard E. Marriott and his family. The Company's general counsel, David E. Hardy, is a brother of Ralph W. Hardy, Jr. who is general counsel and a minority equity holder in Winter Harbor. David E. Hardy has no ownership or association with Winter Harbor. As a result of this relationship, as well as personal relationships of David E. Hardy with the principals of Winter Harbor, discussions were initiated which led to Winter Harbor's investment in the Company.

The Company and Winter Harbor executed a Sales Purchase Agreement, dated as of September 30, 1997, and closed on October 10, 1997, pursuant to which Winter Harbor invested $12,100,000 in a new series of the Company's convertible preferred stock (the "Series M Preferred Stock"). Winter Harbor purchased approximately 2,545 shares of Series M Preferred Stock (convertible into 2,545,000 shares of Common Stock) for an aggregate cash consideration of approximately $7,000,000 (equivalent to $2.75 per share of Common Stock). The agreement with Winter Harbor provided for purchase of approximately 1,855 additional shares of Series M Preferred Stock (convertible into 1,855,000 shares of Common Stock). Such additional shares of Series M Preferred Stock were paid for by exchanging the $5,000,000 outstanding principal balance plus approximately $100,000 accrued interest due under the Note. As additional consideration for its equity financing commitments, Winter Harbor was issued additional warrants by the Company to acquire (a) 2,500,000 shares of Common Stock at an exercise price of $2.75 per share (the "Series A Warrants"), (b) 2,500,000 shares of Common Stock at an exercise price of $4.00 per share (the "Series B Warrants") and (c) 5,000,000 share of Common Stock at an exercise price of $4.69 per share (the "Series C Warrants"). The respective exercise prices for the Series A Warrants, the Series B Warrants and the Series C Warrants (collectively, the "Investment Warrants"), shall be subject to adjustment. The Series A Warrants will be exercisable at any time for thirty months from the date of issuance, and the Series B Warrants and Series C Warrants will be exercisable at any time for sixty months from the date of issuance. All of the Investment Warrants (i) have demand registration rights and anti-dilution rights and (ii) contain cashless exercise provisions. See "Security Ownership of Certain Beneficial Owners and Management."

The Series M Preferred Stock is entitled to receive cumulative dividends in the amount of 10% per annum before any other class of preferred or common stock receives any dividends. Thereafter, the Series M Preferred Stock will participate with the Common Stock in the issuance of any dividends on a per share basis. Moreover, the Series M Preferred Stock will have the right to veto the payment of dividends on any other class of stock. The Series M Preferred Stock shall be convertible at any time prior to the fifth anniversary of its issuance, at the sole option of Winter Harbor, into shares of Common Stock on a one thousand-for-one basis; provided, however, that the Series M Preferred Stock shall be automatically converted to Common Stock on the fifth anniversary of its issuance at no cost to Winter Harbor. The conversion price shall be, in the case of discretionary conversion, $2.75 per share of Common Stock, or, in the case of automatic conversion, the lesser of $2.75 per share or 50% of the average closing bid price of the Common Stock for the ten trading days immediately preceding the fifth anniversary of issuance. The basis for discretionary conversion, or the conversion price for automatic conversion, shall be adjusted upon the occurrence of certain events, including without limitation, issuance of stock dividends, recapitalization of the Company, or the issuance of stock by the Company at less than the fair market value thereof.

Upon completion of the Winter Harbor Investment, the Company recognized a (non-cash) preferred stock dividend in the approximate amount of $89,000,000 at the date of the investment. This amount is calculated as the difference between the exercise or conversion price per common share per the agreement as compared to the market price of the Common Stock on the date of the closing, plus the value of the warrants issuable in connection with the Investment.

During the first and second quarters of 1998 the Company obtained an aggregate of $7.768 million in new interim debt financing from Winter Harbor, LLC As consideration for Winter Harbor's commitment to make the loan, the Company agreed to issue 6,740,000 warrants to purchase common stock of the Company at exercise prices ranging from $5.50 to $7.22 based upon 110% of the closing price of the common stock on the day loan funds were advanced. The warrants have exercise periods of 7.5 years from issuance. The Company also agreed to extend the exercise period on all warrants previously issued to Winter Harbor (10,800,000) to seven and one-half years. Pursuant to the terms of the loan agreement with Winter Harbor, the initial borrowings of $5,768,000 were payable upon demand by Winter Harbor no earlier than May 15, 1998, and were collateralized by essentially all of the assets of the Company's subsidiaries. Because the loan was not repaid by May 15, 1998, the total loan, including additional borrowings of $2,000,000 obtained in the second quarter, continues on a demand basis with interest accruing at prime plus four percent. Additionally, Winter Harbor has the right to elect at any time until the loan is repaid to convert the unpaid balance of the loan into additional shares of the Company's Series M Preferred Stock, reduce the exercise price of the 6,740,000 Loan Warrants to $2.50 per share, and receive an additional 5,000,000 warrants to purchase common stock of the Company at an exercise price of $2.50 per share.

On August 12, 1997 the Company entered into an agreement with MiBridge, Inc., a New Jersey corporation ("MiBridge") and Mr. Dror Nahumi, the principal shareholder of MiBridge, pursuant to which the Company acquired all of the issued and outstanding stock of MiBridge (the "MiBridge Acquisition"). The MiBridge Acquisition subsequently closed on September 2, 1997. MiBridge is the owner of patent-pending audio-conferencing technology and is a leader in creating speech-encoding and compression algorithms designed to produce superior audio quality and lower delay over low-band networks. The Company will pay the stockholders of MiBridge (the "MiBridge Stockholders") consideration consisting of (i) an aggregate $2,000,000 in cash, payable in quarterly installments over two years, and (ii) an aggregate 1,000 shares of a series of the Company's convertible preferred stock to be created (the "Series D Preferred Stock"). The 1,000 shares of Series D Preferred Stock are convertible at the option of the MiBridge Stockholders, at any time during the nine months following the closing of the MiBridge Acquisition, into such number of shares of Common Stock as shall equal the sum of $6,250,000 divided by $9.25 (the "Series D Conversion Price"), which price was the closing bid price of the Company's Common Stock on June 5, 1997 (the date that the first letter agreement relating to the transaction was executed). As of August 19, 1998, all shares of Series D Preferred Stock had been converted to an aggregate of 1,092,174 shares of Common Stock.

On July 9, 1998, the Company entered into an agreement with JNC, by which it obtained a $10,000,000 equity investment which resulted in net proceeds to the Company of $9,470,000. The terms of the equity investment were amended on July 28, 1998. Under the original terms of the equity investment, JNC purchased shares of the Company's newly created 5% Series E Convertible Preferred Stock (the "Series E Preferred Stock"), which were convertible into the Company's common shares at a conversion price of the lesser of 110% of the market price of the Company's publicly traded common shares as of the date of closing, and 90% of the market price at the time of conversion. In addition, JNC obtained a warrant to purchase 250,000 shares of the Company's common stock at an exercise price equal to 120% of the market price of the Company's publicly traded common shares as of the date of closing. On July 28, 1998, the terms of the equity investment were amended to provide a floor to the conversion price, and to effect such amendment the Company created the 5% Series F Convertible Preferred Stock (the "Series F Preferred Stock") with which the Series E Preferred Shares originally issued to JNC were exchanged. Pursuant to the amendment, the Series F Preferred Shares are convertible into common shares at a conversion price of the lesser of $4.00 per common share or 87% of the market price of the Company's common shares at the time of conversion, subject to a $2.50 floor. In the event the market price remains below $2.50 for five consecutive trading days, the floor will be re-set to the lower rate, provided, however, that the floor shall not be less than $1.25. JNC also received an additional warrant to purchase 100,000 shares of the Company's common stock at an exercise price of $4.00 per common share. The Series F Preferred shares may be converted at any time, are automatically converted at the end of three years, and are subject to specific provisions that would prevent any issuance of I-Link common stock at a discount if and to the extent that such shares would equal or exceed in the aggregate 20% percent of the number of common shares outstanding prior to the recent $10,000,000 placement absent shareholder approval as contemplated by the NASDAQ Stock Market Non-Quantitative Designation Criteria. In addition, the Company is required to use the net proceeds from the sale of the Series F Preferred Stock for working capital purposes, except for up to $4 million which can be used in part to retire indebtedness owed to Winter Harbor LLC and to satisfy the Company's arbitration settlement with MCI Communications, Inc.

The Company also issued warrants to purchase an aggregate of 75,000 shares of the Company's common stock at a price of $4.89 per share to two companies as a brokerage fee in connection with the JNC equity investment.

                          DESCRIPTION OF SECURITIES

COMMON STOCK

The Company is currently authorized to issue 75,000,000 shares of Common
Stock, having a par value of $.007 per share. As of August 19, 1998, there are 18,556,384 shares of Common Stock issued and outstanding and approximately 420 holders of record of the Common Stock, and approximately 7,100 beneficial owners. Each share of Common Stock entitles the holder thereof to one vote on each matter submitted to the stockholders of the Company for a vote thereon. The holders of Common Stock: (i) have equal ratable rights to dividends from funds legally available therefor when, as and if declared by the Board of Directors;
(ii) are entitled to share ratably in all of the assets of the Company available for distribution to holders of Common Stock upon liquidation, dissolution or winding up of the affairs of the Company; (iii) do not have preemptive, subscription or conversion rights, or redemption or sinking fund provisions applicable thereto; and (iv) as noted above, are entitled to one non-cumulative vote per share on all matters submitted to stockholders for a vote at any meeting of stockholders. Prior to any payment of dividends to the holders of Common Stock, all accrued and unpaid dividends on any outstanding shares of Preferred Stock must be paid. Other than as set forth herein, the Company anticipates that, for the foreseeable future, it will retain earnings, if any, to finance the operations of its businesses. The payment of dividends in the future will depend upon, among other things, the capital requirements and the operating and financial conditions of the Company.

ANTI-TAKEOVER MEASURES

The Articles of Incorporation and Bylaws contain provisions that could discourage potential takeover attempts and prevent shareholders from changing the Company's management. The Articles of Incorporation provide for a classified Board of Directors and that vacancies on the Board of Directors shall be filled only by a majority of the remaining directors then in office.

In addition, the Bylaws provide, among other things, that no proposal by a stockholder shall be presented for vote at a special or annual meeting of stockholders unless such stockholder shall, not later than the close of business on the fifth day following the date on which notice of the meeting is first given to stockholders, provide the Board of Directors or the Secretary of the Company with written notice of intention to present a proposal for action at the forthcoming meeting of stockholders, which notice shall include the name and address of such stockholder, the number of voting securities he or she holds of record and which he or she holds beneficially, the text of the proposal to be presented at the meeting and a statement in support of the proposal. Any stockholder may make any other proposal at an annual meeting or special meeting of stockholders and the same may be discussed and considered, but unless stated in writing and filed with the Board of Directors or the Secretary prior to the date set forth above, such proposal shall be laid over for action at an adjourned, special, or annual meeting of the stockholders taking place sixty days or more thereafter. This provision shall not prevent the consideration and approval or disapproval at the annual meeting of reports of officers, directors, and committees; but in connection with such reports, no new business proposed by a stockholder (acting in such capacity) shall be acted upon at such annual meeting unless stated and filed as described above.

TRANSFER AND WARRANT AGENT

American Stock Transfer & Trust Company, New York, New York is the Registrar and Transfer Agent for the Company's Class C Preferred Stock and Common Stock.

                             PLAN OF DISTRIBUTION

The Securities subject hereto are being distributed by the Company as payment of dividends payable and to become payable upon Class C Preferred Stock. Consequently, the holders of such Securities will receive the proceeds from any resale of such securities pursuant to this Prospectus. The Securities may be sold from time to time by the holders thereof or by pledgees, transferees, or other successors in interest, on NASDAQ (or such other exchange on which the securities are listed at the time of sale) at prices and terms then prevailing or related to the then current market price, delivered in satisfaction of previously incurred indebtedness or other contractual obligations, or sold directly to purchasers in privately negotiated transactions by and subject to the discretion of the holders of Dividend Shares. They may from time to time offer their respective securities for sale through underwriters, dealers or agents, who may receive compensation in the form of underwriting discounts, concessions or commissions from the holders of Dividend Shares and/or the purchasers of such securities for whom they may act as agents.

In order to comply with the applicable securities laws, if any, of certain states, the Securities will be offered or sold in such states through registered or licensed brokers or dealers in those states. In addition, in certain states, such securities may not be offered or sold unless they have been registered or qualified for sale in such states or an exemption from such registration or qualification requirement is available and is complied with.

The Company has paid all of the expenses incident to the registration of the foregoing securities (including registration pursuant to the securities laws of certain states) other than commissions, expenses, reimbursements and discounts of underwriters, dealers or agents, if any.

                                LEGAL MATTERS

Certain legal matters in connection with the registration of the securities offered hereby will be passed upon for the Company by De Martino Finkelstein Rosen & Virga, Washington, D.C.

                                   EXPERTS

The consolidated balance sheets of I-Link Incorporated as of December 31, 1997 and 1996, and the consolidated statements of operations and cash flows for each of the three years in the period ended December 31, 1997 included in this prospectus have been included herein in reliance on the reports of PricewaterhouseCoopers L.L.P. (formerly Coopers & Lybrand, L.L.P.), independent accountants, given the authority of that firm as experts in accounting and auditing.

                        INDEX TO FINANCIAL STATEMENTS


I-LINK INCORPORATED AND SUBSIDIARIES



Report of Independent Accountants. . . . . . . . . . . . . . . . . . .F-2
Consolidated Balance Sheets as of December 31, 1997 and 1996 . . . . .F-3
Consolidated Statements of Operations for the Years Ended
  December 31, 1997, 1996 and 1995 . . . . . . . . . . . . . . . . . .F-4
Consolidated Statement of Changes in Stockholders' Equity
  for the Years Ended December 31, 1997, 1996 and 1995 . . . . . . . .F-5
Consolidated Statements of Cash Flows for the Years Ended
  December 31, 1997, 1996 and 1995 . . . . . . . . . . . . . . . . . .F-7
Notes to Consolidated Financial Statements . . . . . . . . . . . . . .F-9

Consolidated Balance Sheet (unaudited) as of June 30, 1997 . . . . . .F-29
Consolidated Statements of Operations (unaudited) for the
  Six Month and Three Month Periods Ended June 30, 1998
  and 1997 . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .F-30
Consolidated Statement of Changes in Stockholders' Equity
  (unaudited) for the Six Months Ended June 30, 1998 . . . . . . . . .F-31
Consolidated Statements of Cash Flows (unaudited) for the
  six months ended June 30, 1998 and 1997. . . . . . . . . . . . . . .F-32
Notes to Consolidated Financial Statements . . . . . . . . . . . . . .F-33

                    REPORT OF INDEPENDENT ACCOUNTANTS




To the Board of Directors and Shareholders of I-Link Incorporated and Subsidiaries:

We have audited the accompanying consolidated balance sheets of I-Link Incorporated and Subsidiaries ("the Company") as of December 31, 1997 and 1996, and the related consolidated statements of operations, changes in stockholders' equity, and cash flows for each of the three years in the period ended December 31, 1997. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of I-Link Incorporated and Subsidiaries as of December 31, 1997 and 1996, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 1997 in conformity with generally accepted accounting principles.






Coopers & Lybrand  L.L.P.
Salt Lake City, Utah
April 9, 1998

                          I-LINK INCORPORATED AND SUBSIDIARIES
                              CONSOLIDATED BALANCE SHEETS
                            as of December 31, 1997 and 1996

                                 ASSETS

                                                    1997             1996
                                               --------------   --------------
Current assets:
  Cash and cash equivalents                     $  1,643,805     $  4,407,465
  Accounts receivable, less allowance for
    doubtful accounts of $1,385,000 and
    $0 as of December 31, 1997 and 1996,           3,233,207            7,812
    respectively
  Certificates of deposit                          1,628,500          208,500
  Other current assets                               321,488           11,411
                                                  ----------       ----------
    Total current assets                           6,827,000        4,635,188

Furniture, fixtures and equipment, net             3,551,917        1,575,769
Other assets:
  Intangible assets, net                          12,314,080            7,320
  Certificates of deposit  restricted                259,000        1,761,312
  Other assets                                       705,502          216,884
  Net assets of discontinued operations              595,377        1,668,223
                                                  ----------       ----------
    Total assets                                 $24,252,876      $ 9,864,696
                                                  ==========       ==========

                  LIABILITIES AND STOCKHOLDERS' EQUITY

Current liabilities:
  Accounts payable                               $ 4,833,452      $ 1,086,103
  Accrued liabilities                              2,770,997        1,339,224
  Current portion of long-term debt                2,008,416          717,000
  Current portion of obligations under
    capital leases                                   169,315          187,047
                                                  ----------       ----------
    Total current liabilities                      9,782,180        3,329,374

Long-term debt                                     1,854,341                -
Obligations under capital leases                      67,159          236,705
                                                  ----------       ----------
    Total liabilities                             11,703,680        3,566,079
                                                  ----------       ----------
Commitments and contingencies (notes 8, 11 and 15)

Stockholders' equity:
  Preferred stock, $10 par value, authorized
    10,000,000 shares, issued and outstanding
    119,926 and 247,500 at December 31, 1997 and
    1996, respectively, liquidation preference of
    $23,903,456 at December 31, 1997               1,199,260        2,475,000
  Common stock, $.007 par value, authorized
    75,000,000 shares, issued and outstanding
    16,036,085 and 10,607,597 at December 31, 1997
    and 1996, respectively                           112,251           74,253

  Additional paid-in capital                      70,511,697       30,874,910
  Deferred compensation                          ( 2,289,765)               -
  Accumulated deficit                            (56,984,247)     (27,125,546)
                                                  ----------       ----------
    Total stockholders' equity                    12,549,196        6,298,617
                                                  ----------       ----------
    Total liabilities and stockholders' equity   $24,252,876      $ 9,864,696
                                                  ==========       ==========


The accompanying notes are an integral part of these consolidated financial statements

                  I-LINK INCORPORATED AND SUBSIDIARIES
                  CONSOLIDATED STATEMENTS OF OPERATIONS
          for the years ended December 31, 1997, 1996 and 1995

                                                           1997             1996            1995
                                                      ---------------  ---------------  ---------------
REVENUES:
  TELECOMMUNICATION SERVICES                           $ 11,081,007     $          -   $            -
  MARKETING SERVICES, NET                                 2,637,331                -                -
  TECHNOLOGY LICENSING AND DEVELOPMENT                     346,875                 -                -
  OTHER                                                          -           170,532                -
                                                         ----------       ----------       ----------
    TOTAL REVENUES                                       14,065,213          170,532                -
                                                         ----------       ----------       ----------
OPERATING COSTS AND EXPENSES:
  TELECOMMUNICATION NETWORK EXPENSES                     14,634,999        1,120,779                -
  MARKETING SERVICES COSTS                                4,294,014                -                -
  SELLING, GENERAL AND ADMINISTRATIVE COSTS              11,948,568        2,903,728                -
  PROVISION FOR DOUBTFUL ACCOUNTS                         1,385,000           15,996                -
  DEPRECIATION AND AMORTIZATION                           2,549,282          690,920                -
  ACQUIRED IN-PROCESS RESEARCH AND DEVELOPMENT            4,235,830       14,577,942                -
  RESEARCH AND DEVELOPMENT                                  878,582          347,504                -
                                                         ----------       ----------       ----------
    TOTAL OPERATING COSTS AND EXPENSES                   39,926,275       19,656,869                -
                                                         ----------       ----------       ----------
    OPERATING LOSS                                      (25,861,062)     (19,486,337)               -
                                                         ----------       ----------       ----------
OTHER INCOME (EXPENSE):
  INTEREST EXPENSE                                      ( 3,022,619)     ( 2,012,342)               -
  INTEREST AND OTHER INCOME                                 215,989          155,702                -
  ACCRUED LITIGATION SETTLEMENT                                   -      (   821,000)               -
                                                         ----------       ----------       ----------
    TOTAL OTHER EXPENSE                                 ( 2,806,630)     ( 2,677,640)               -
                                                         ----------       ----------       ----------
    LOSS FROM CONTINUING OPERATIONS                     (28,667,692)     (22,163,977)               -

DISCONTINUED OPERATIONS:
  LOSS FROM DISCONTINUED OPERATIONS (LESS APPLICABLE
    INCOME TAX PROVISION OF $0 IN 1997, 1996 AND 1995)  (   183,556)     (   900,263)        (551,909)
  LOSS ON DISPOSAL OF DISCONTINUED OPERATIONS,
   INCLUDING PROVISION OF $222,000 FOR OPERATING
   LOSSES DURING PHASE-OUT PERIOD (LESS APPLICABLE
   INCOME TAX PROVISION OF $0 IN 1997)                  ( 1,007,453)               -                -
                                                         ----------       ----------       ----------
     LOSS FROM DISCONTINUED OPERATIONS                  ( 1,191,009)     (   900,263)     (   551,909)
                                                         ----------       ----------       ----------
       NET LOSS                                        $(29,858,701)    $(23,064,240)    $(   551,909)
                                                         ==========       ==========       ==========

NET LOSS PER COMMON SHARE
  LOSS FROM CONTINUING OPERATIONS                      $(     10.07)    $(     6.40)     $(      0.07)
  LOSS FROM DISCONTINUED OPERATIONS                     (      0.10)     (     0.13)      (      0.32)
                                                         ----------       ----------       ----------
    NET LOSS PER COMMON SHARE                          $(     10.17)    $(     6.53)     $(      0.39)
                                                         ==========       =========        ==========

















The accompanying notes are an integral part of these consolidated financial statements

                 I-LINK INCORPORATED AND SUBSIDIARIES
      CONSOLIDATED STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
        for the years ended December 31, 1997, 1996 and 1995

                      PREFERRED STOCK         COMMON STOCK                     ADDITIONAL
                   ---------------------- ----------------------   DEFERRED      PAID-IN    ACCUMULATED
                     SHARES     AMOUNT      SHARES      AMOUNT   COMPENSATION    CAPITAL      DEFICIT
                   --------- ------------ ----------- ---------- ------------ ------------ ------------
BALANCE AT
DECEMBER 31, 1994   216,805  $ 2,168,050   1,525,378  $  10,665  $         -  $ 3,270,047  $(3,509,401)

CONVERSION OF
PREFERRED STOCK
INTO COMMON STOCK  (  9,305)  (   93,050)    227,714      1,594            -       91,456            -

COMMON STOCK ISSUED
FOR SERVICES              -            -      50,000        350            -       62,150            -
SERVICES

CONVERSION OF
CONVERTIBLE
PROMISSORY NOTES
INTO COMMON STOCK         -           -            -         13            -        5,201            -

NET LOSS                  -           -            -          -            -            -   (  551,909)
                    -------   ---------   ----------    -------   ----------   ----------    ---------
BALANCE AT
DECEMBER 31, 1995   207,500   2,075,000    1,803,092     12,622            -    3,428,854   (4,061,310)

CONVERSION OF
PREFERRED STOCK
INTO COMMON STOCK  (200,000) (2,000,000)   4,894,461     34,261            -    1,965,739            -

EXERCISE OF
STOCK OPTIONS             -           -      189,637      1,327            -      354,686            -

COMMON STOCK ISSUED
FOR THE ACQUISITION
OF I-LINK WORLDWIDE,      -           -    3,000,000     21,000            -   12,579,000            -
INC.

SALE OF CLASS C
PREFERRED STOCK FOR
CASH, NET OF
OFFERING COSTS OF
$2,110,000          240,000   2,400,000            -          -            -    9,890,000            -

COMMON STOCK ISSUED
FOR CANCELLATION
OF NOTES PAYABLE          -           -      720,407      5,043            -      699,756            -

ISSUANCE OF STOCK
WARRANTS BELOW MARKET
VALUE OF COMMON STOCK     -           -            -          -            -       11,875            -

INTEREST EXPENSE
ASSOCIATED WITH
ISSUANCE OF
CONVERTIBLE NOTES         -           -            -          -            -    1,945,000            -

FOREIGN CURRENCY          -           -            -          -            -            -            4
TRANSLATION ADJUSTMENT

NET LOSS                  -           -            -          -            -            -  (23,064,240)
                    -------   ---------   ----------    -------   ----------   ----------    ---------
BALANCE AT DECEMBER
31, 1996            247,500   2,475,000   10,607,597     74,253            -   30,874,910  (27,125,546)

                                         Continued


The accompanying notes are an integral part of these consolidated financial statements

                 I-LINK INCORPORATED AND SUBSIDIARIES
      CONSOLIDATED STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
        for the years ended December 31, 1997, 1996 and 1995

                      PREFERRED STOCK         COMMON STOCK                     ADDITIONAL
                   ---------------------- ----------------------   DEFERRED      PAID-IN    ACCUMULATED
                     SHARES     AMOUNT      SHARES      AMOUNT   COMPENSATION    CAPITAL      DEFICIT
                   --------- ------------ ----------- ---------- ------------ ------------ ------------
BALANCE AT DECEMBER
31, 1996            247,500   2,475,000   10,607,597     74,253            -   30,874,910  (27,125,546)

CONVERSION OF
PREFERRED STOCK
INTO COMMON STOCK  (144,924) (1,449,240)   3,948,565     27,639            -    1,421,601            -

CONVERSION OF
CONVERTIBLE
PROMISSORY NOTES
INTO CLASS C
PREFERRED STOCK     11,950      119,500           -           -            -      597,500            -

INTEREST EXPENSE
ASSOCIATED WITH
ISSUANCE OF
CONVERTIBLE NOTES        -            -           -           -            -      320,000            -

STOCK OPTIONS
ISSUED FOR SERVICES      -            -           -           -    (4,757,134)  4,757,134            -

AMORTIZATION OF
DEFERRED COMPENSATION
ON STOCK OPTIONS
ISSUED FOR SERVICES      -            -           -           -     2,467,369           -            -

EXERCISE OF STOCK
OPTIONS                  -            -      79,923         559             -     137,374            -

COMMON STOCK ISSUED
FOR THE ACQUISITION
OF FAMILY                -            -     400,000       2,800             -   2,411,783            -
TELECOMMUNICATIONS, INC.

CLASS D PREFERRED
STOCK ISSUED FOR THE
ACQUISITION OF
MIBRIDGE, INC.       1,000       10,000          -            -             -  6,240,000             -

COMMON STOCK ISSUED
FOR THE ACQUISITION
OF I-LINK WORLDWIDE,
INC.                     -            -  1,000,000       7,000              -  8,868,000             -

STOCK WARRANTS
ISSUED TO PAYOFF
ACCRUED LITIGATION
SETTLEMENT               -            -          -           -              -    821,000             -

WARRANTS ISSUED IN
CONNECTION WITH
CERTAIN NOTES            -            -          -           -              -  2,371,575             -
PAYABLE

ISSUANCE OF CLASS M
PREFERRED STOCK,
NET OF ISSUANCE
COSTS OF $365,180    4,400       44,000          -           -              - 11,690,820             -

NET LOSS                 -            -          -           -              -          -   (29,858,701)
                    -------   ---------   ----------    -------   ----------   ----------    ---------
BALANCE AT DECEMBER
31, 1997            119,926  $1,199,260   16,036,085   $112,251 $( 2,289,765) $70,511,697 $(56,984,247)

The accompanying notes are an integral part of these consolidated financial statements

                   I-LINK INCORPORATED AND SUBSIDIARIES
                   CONSOLIDATED STATEMENTS OF CASH FLOWS
             for the years ended December 31, 1997, 1996 and 1995

                                                           1997             1996            1995
                                                      ---------------  ---------------  ---------------
CASH FLOWS FROM OPERATING ACTIVITIES:
  NET LOSS                                             $(29,858,701)    $(23,064,240)    $(   551,909)

  ADJUSTMENTS TO RECONCILE NET LOSS TO NET CASH
    PROVIDED BY (USED IN) OPERATING ACTIVITIES:
      DEPRECIATION AND AMORTIZATION                       2,549,282          690,920                -
      PROVISION FOR DOUBTFUL ACCOUNTS                     1,385,000                -                -
      ACCRUED LITIGATION SETTLEMENT                               -          821,000                -
      AMORTIZATION OF DISCOUNT ON NOTES PAYABLE           2,371,575                -                -
      AMORTIZATION OF DEFERRED COMPENSATION ON STOCK
        OPTIONS ISSUED FOR SERVICES                       2,467,369                -                -
      INTEREST EXPENSE ASSOCIATED WITH ISSUANCE OF
        CONVERTIBLE NOTES                                   320,000        1,945,000                -
      ACQUIRED IN-PROCESS RESEARCH AND DEVELOPMENT        4,235,830       14,577,942                -
      WRITE-OFF OF INTANGIBLE ASSETS                        860,305                -                -
      LOSS ON DISPOSAL OF ASSETS                            351,288                -                -
      OTHER                                                       -           14,155                -
    INCREASE (DECREASE) FROM CHANGES IN OPERATING
      ASSETS AND LIABILITIES, NET OF EFFECTS OF
      ACQUISITIONS:
        ACCOUNTS RECEIVABLE                             ( 2,932,347)          19,490                -
        OTHER ASSETS                                    (   718,096)     (   294,067)               -
        ACCOUNTS PAYABLE AND ACCRUED LIABILITIES          5,769,611      (   432,375)               -
        DISCONTINUED OPERATIONS - NONCASH CHARGES
          AND WORKING CAPITAL CHANGES                     1,190,358          881,890          871,271
                                                         ----------       ----------       ----------
  NET CASH PROVIDED BY (USED IN) OPERATING ACTIVITIES   (12,008,526)     ( 4,840,285)         319,362
                                                         ----------       ----------       ----------
CASH FLOWS FROM INVESTING ACTIVITIES:
  PURCHASES OF FURNITURE, FIXTURES AND EQUIPMENT        ( 1,948,857)     (   669,970)               -
  CASH RECEIVED FROM THE PURCHASE OF MIBRIDGE                79,574                -                -
  CASH RECEIVED FROM THE PURCHASE OF
    FAMILY TELECOMMUNICATIONS, INC.                         435,312                -                -
  PURCHASE OF CERTIFICATES OF DEPOSIT - RESTRICTED                -      ( 1,962,601)               -
  PROCEEDS FROM MATURITY OF CERTIFICATE OF
     DEPOSIT - RESTRICTED                                    53,500           60,000                -
  INVESTING ACTIVITIES OF DISCONTINUED OPERATIONS       (     7,055)     (       915)           4,283
                                                         ----------       ----------       ----------
  NET CASH PROVIDED BY (USED IN) INVESTING ACTIVITIES   ( 1,387,526)     ( 2,573,486)           4,283
                                                         ----------       ----------       ----------
























                               Continued

The accompanying notes are an integral part of these consolidated financial statements

                   I-LINK INCORPORATED AND SUBSIDIARIES
                   CONSOLIDATED STATEMENTS OF CASH FLOWS
             for the years ended December 31, 1997, 1996 and 1995

                                                           1997             1996            1995
                                                      ---------------  ---------------  ---------------
CASH FLOWS FROM FINANCING ACTIVITIES:
  PROCEEDS FROM ISSUANCE OF LONG-TERM DEBT                5,000,000        2,502,333                -
  REPAYMENT OF LONG-TERM DEBT                           (   892,307)     ( 2,860,086)               -
  PAYMENT OF CAPITAL LEASE OBLIGATIONS                  (   187,278)     (   130,299)               -
  PROCEEDS FROM ISSUANCE OF PREFERRED STOCK, NET
    OF OFFERING COSTS                                     6,618,888       12,290,0OO                -
  PROCEEDS FROM EXERCISE OF COMMON STOCK WARRANTS
    AND OPTIONS                                             137,933                -                -
  FINANCING ACTIVITIES OF DISCONTINUED OPERATIONS       (    53,556)          32,733      (   603,252)
                                                         ----------       ----------       ----------
  NET CASH PROVIDED BY (USED IN) FINANCING ACTIVITIES    10,623,680       11,834,681      (   603,252)
                                                         ----------       ----------       ----------
EFFECT OF FOREIGN CURRENCY TRANSLATION ON CASH FLOWS
  OF DISCONTINUED OPERATIONS                                      -                1      (     2,234)

INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS        ( 2,772,372)       4,420,911      (   281,841)

CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR            4,500,227           79,316          361,157
                                                         ----------       ----------       ----------
CASH AND CASH EQUIVALENTS AT END OF YEAR:
  CONTINUING OPERATIONS                                   1,643,805        4,407,465                -
  DISCONTINUED OPERATIONS                                    84,050           92,762           79,316
                                                         ----------       ----------       ----------
  TOTAL CASH AND CASH EQUIVALENTS AT END OF YEAR       $  1,727,855     $  4,500,227     $     79,316
                                                         ==========       ==========       ==========

SUPPLEMENTAL SCHEDULE OF NON-CASH INVESTING AND
 FINANCING ACTIVITIES:
  PREFERRED STOCK AND NOTE PAYABLE ISSUED IN
   CONNECTION WITH THE ACQUISITION OF MIBRIDGE, INC.    $ 8,250,000      $         -      $         -
  COMMON STOCK ISSUED IN CONNECTION WITH THE
   ACQUISITION OF FAMILY TELECOMMUNICATIONS, INC.         2,414,583                -                -
  STOCK OPTIONS ISSUED FOR SERVICES                       4,757,134                -                -
  CONVERSION OF PREFERRED STOCK INTO COMMON STOCK         1,449,240        2,000,000           93,050
  COMMON STOCK ISSUED IN CONNECTION WITH THE
   ACQUISITION OF I-LINK WORLDWIDE, INC.                  8,875,000       12,600,000                -
  PREFERRED STOCK ISSUED IN EXCHANGE OF NOTES PAYABLE
   AND ACCRUED INTEREST                                   5,115,932                -                -
  CONVERSION OF CONVERTIBLE PROMISSORY
   NOTES INTO PREFERRED STOCK                               717,000          704,799            5,201
  FIXED ASSETS ACQUIRED UNDER CAPITAL LEASE OBLIGATIONS           -          605,609                -
  STOCK WARRANTS ISSUED IN CONNECTION WITH
   WITH LITIGATION SETTLEMENT                               821,000                -                -

SUPPLEMENTAL CASH FLOW INFORMATION:
 INTEREST PAID                                          $   286,935      $         -      $         -
 INTEREST PAID                                               93,625          189,107          129,859



















The accompanying notes are an integral part of these consolidated financial statements

                      I-LINK INCORPORATED AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                              --------------------


Note 1 - Description of Business, Principles of Consolidation and Liquidity

The consolidated financial statements include the accounts of I-Link Incorporated (formerly Medcross, Inc.) and its subsidiaries (the "Company"). Effective October 7, 1997, the Company's shareholders approved the change of the Company's name from Medcross, Inc. to "I-Link Incorporated". In addition, the names of several of its wholly-owned subsidiaries were changed as discussed below. The name changes are consistent with the Company's change in business focus from providing healthcare facilities, diagnostic and clinical services to providing worldwide telecommunication services. The Company's principal operation is the development, sale and delivery of enhanced communications products and services utilizing its own private intranet and both owned and leased network switching and transmission facilities. The Company provides unique communications solutions through its use of proprietary technology acquired in the acquisitions of I-Link Worldwide, Inc. and MiBridge, Inc. Telecommunications services are marketed primarily through independent representatives to subscribers throughout the United States. The Company's telecommunication services operations began primarily with the first quarter of 1997 acquisition of I-Link Communications, Inc. (formerly Family Telecommunications, Inc), an FCC licensed long-distance carrier (see Note 9).

During the second quarter of 1997, the Company formed a new wholly-owned subsidiary, I-Link Worldwide, LLC, through which it launched a network marketing channel to market its telecommunications services. Previously, all marketing of telecommunications services was provided by third-party wholesale distributors through the Company's wholly-owned subsidiary I-Link Systems, Incorporated (formerly I-Link Worldwide, Inc.).

Through its wholly owned subsidiary, MiBridge, Inc. (MiBridge), the Company develops and licenses communications software that supports multimedia communications (voice, fax and audio) over the public switched network, local area networks and the Internet. MiBridge was acquired during the third quarter of 1997 (see Note 9).

Diagnostic and clinical service, consisting primarily of magnetic resonance imaging (MRI) and ultrasounds, is provided through the Company's wholly-owned subsidiaries Urological Ultrasound Services of Tampa Bay, Inc., Medcross Asia, Ltd., and Waters Edge Scanning Associates, Inc. and partially owned subsidiaries Medcross Imaging, Ltd. (81.75%) and Shenyang Medcross Huamei Medical Equipment Company, Ltd. (51%). On March 23, 1998, the Company's Board of Directors approved a plan to discontinue these operations (see Note 3).

All significant intercompany accounts and transactions have been eliminated in consolidation.

The Company incurred a net loss from continuing operations of $28,667,692 for the year ended December 31, 1997, and as of December 31, 1997 had an accumulated deficit of $56,984,247 and negative working capital of $2,955,180. The Company anticipates that revenues generated from its continuing operations will not be sufficient during 1998 to fund the continued expansion of its private telecommunications network facilities and anticipated growth in subscriber base. In order to meet its working capital needs, the Company has entered into two financing arrangements subsequent to year end (see Note 16). In the first quarter of 1998, the Company signed a term loan agreement with Winter Harbor providing aggregate borrowings of $5.768 million. On March 31, 1998 the Company entered into a credit facility of up to $20,000,000 with a private
investor group.   It is anticipated that proceeds from the credit facility will be used to pay off the Winter Harbor term loan agreement.


Note 2 - Summary of Significant Accounting Policies

Cash and cash equivalents

The Company considers all highly liquid investments with an original maturity of three months or less to be cash equivalents. The Company maintains its cash and cash equivalents with financial institutions in Utah, Arizona, New Jersey and Florida, and at times, may exceed federally insured limits. The Company has not experienced any losses on such accounts.

                      I-LINK INCORPORATED AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                              --------------------


Note 2 - Summary of Significant Accounting Policies, continued

Furniture, fixtures and equipment

Furniture, fixtures and equipment are stated at cost. Depreciation is calculated using the declining balance method for medical equipment and the straight-line method for all other assets over the following estimated useful lives:

Telecommunications network equipment              4-6   years
Furniture, fixtures and office equipment          3-6   years
Medical equipment                                 6-10 years

Betterments and renewals that extend the life of the assets are capitalized; other repairs and maintenance charges are expensed as incurred. The cost and related accumulated depreciation applicable to assets retired are removed from the accounts and the gain or loss on disposition is recognized in income.

Intangible assets

The Company regularly evaluates whether events or circumstances have occurred that indicate the carrying value of the intangible assets may not be recoverable. When factors indicate the asset may not be recoverable, the Company compares the related undiscounted future net cash flows to the carrying value of the asset to determine if an impairment exists. If the expected future net cash flows are less than carrying value, impairment is recognized based on the fair value of the asset. During 1997, the Company wrote off $860,305 in unrecoverable intangible assets (see Note 16). The write off is included in selling, general and administrative expense. There were no such write offs for 1996 and 1995. Amortization of intangible assets is calculated using the straight-line method over the following periods:

Acquired technology                                                 3 years
Excess acquisition cost over fair value of net assets acquired   5-10 years
Other intangible assets                                          3-5 years

Reserve for returns

Certain marketing materials sold to independent representatives through the Company's network marketing channel may be returned for credit, subject to restrictions relating to passage of time and return of purchased materials. The Company has recognized a reserve for returns based on management's estimate of future refunds on expected product returns.

Revenue recognition

Long-distance and enhanced service revenue is recognized as service is provided to subscribers.

During the second quarter of 1997 the Company launched a network marketing channel to market its telecommunication services. Marketing services revenues from the network marketing channel primarily include revenues recognized from independent representatives ("IRs") for training, promotional and presentation materials. Marketing services revenues are presented net of estimated refunds on returns of network marketing training materials.

Technology licensing and development revenues are generally recognized as products are shipped or services are performed. Revenues on long-term development projects are recognized under the percentage of completion method of accounting and are based upon the level of effort expended on the project, compared to total costs related to the contract.

The Company recognizes revenue from health care services (discontinued operations) at the time services are performed, net of contractual allowances based on agreements with third party payers.

Computer software costs

The Company recognizes as a current expense the costs associated with developing computer software for internal use. Purchased computer software for internal use is capitalized and amortized over the expected useful life, usually three years.

                      I-LINK INCORPORATED AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                              --------------------


Note 2 - Summary of Significant Accounting Policies, continued

Concentrations of Credit Risk

The Company's telecommunications subscribers are primarily residential subscribers and are not concentrated in any specific geographic region of the United States. As of December 31, 1997, approximately $3.1 million of the Company's gross accounts receivable are from subscribers signed up by one third-party wholesale agent (see Note 16).

Income taxes

The Company records deferred taxes in accordance with Statement of Financial Accounting Standards (SFAS) No. 109, "Accounting for Income Taxes." The statement requires recognition of deferred tax assets and liabilities for the temporary differences between the tax bases of assets and liabilities and the amounts at which they are carried in the financial statements based upon the enacted tax rates in effect for the year in which the differences are expected to reverse. A valuation allowance is established when necessary to reduce deferred tax assets to the amount expected to be realized.

Net loss per share

The Company has adopted SFAS No. 128, "Earnings per Share" for 1997, 1996 and 1995. The standard requires presentation of basic and diluted earnings per
share.    Basic earnings per share is computed based on the weighted average number of common shares outstanding during the period. Options, warrants, convertible preferred stock and convertible debt are included in the calculation of diluted earnings per share, except when their effect would be anti-dilutive. As the Company had a net loss from continuing operations for 1997, 1996 and 1995, basic and diluted loss per share are the same.

Basic and diluted loss per common share for 1997, 1996 and 1995 were calculated as follows:

                                                           1997             1996            1995
                                                      ---------------  ---------------  ---------------
Loss from continuing operations                       $( 28,667,692)    $(22,163,977)    $          -
Cumulative preferred stock dividends not paid in
  current year                                         (  1,159,589)     (   343,629)     (   128,669)
Deemed preferred stock dividend on Class M
  convertible cumulative redeemable preferred stock    ( 88,533,450)               -                -
Deemed preferred stock dividend on Class C
  convertible cumulative redeemable preferred stock               -      (20,880,000)               -
                                                        -----------       ----------       ----------
Loss from continuing operations applicable
  to common stock                                     $(118,360,731)    $(43,387,606)    $(   128,669)
                                                        ===========       ==========       ==========
Loss from discontinued operations                     $(  1,191,009)    $(   900,263)    $(   551,909)
                                                        ===========       ==========       ==========
Weighted average shares outstanding                      11,756,249        6,780,352        1,756,540
                                                        ===========       ==========       ==========
Loss from continuing operations                       $(      10.07)    $(      6.40)    $(      0.07)
Loss from discontinued operations                      (       0.10)     (      0.13)     (      0.32)
                                                        -----------       ----------       ----------
Net loss per common share                             $(      10.17)    $(      6.53)    $(      0.39)
                                                        ===========       ==========       ==========

The deemed preferred stock dividend on Class C convertible cumulative redeemable preferred stock is calculated as the difference between the conversion price per common share per the private offering memorandum and the market price for the common stock on the date the preferred shares were sold. The deemed preferred stock dividend on Class M convertible cumulative redeemable preferred stock is calculated as the difference between the conversion price per common share per the agreement and the market price of the common stock as of the date the agreement was finalized, plus the fair value of the warrants issuable in connection with the preferred stock investment. The deemed dividends are implied only and do not represent obligations to pay a dividend.

                      I-LINK INCORPORATED AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                              --------------------


Note 2 - Summary of Significant Accounting Policies, continued

Potential common shares that were not included in the computation of diluted EPS because they would have been anti-dilutive are as follows as of December 31, 1997:

                                                           1997             1996            1995
                                                      ---------------  ---------------  ---------------
Assumed conversion of Class A preferred stock                     -                -        4,894,463
Assumed conversion of Class B preferred stock                     -          183,542          411,257
Assumed conversion of Class C preferred stock             2,759,016        5,760,000                -
Assumed conversion of Class D preferred stock               383,108                -                -
Assumed conversion of Class M preferred stock             4,400,000                -                -
Assumed exercise of options and warrants to purchase
  shares of common stock                                 20,998,872        5,761,295          850,169
                                                         ----------       ----------        ---------
                                                         28,540,996       11,704,837        6,155,889
                                                         ==========       ==========        =========

Use of estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Recently issued financial accounting standards

In June 1997, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards ("SFAS") No. 130, "Reporting Comprehensive Income," which requires the prominent display of comprehensive income and its components. The Company is required to comply with SFAS No. 130 for the year ended December 31, 1998. Also in June 1997, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards ("SFAS") No. 131, "Disclosures About Segments of an Enterprise and Related Information." SFAS No. 131 establishes standards for reporting information about operating segments in annual and interim financial statements. The Company is required to comply with SFAS No. 131 for the year ended December 31, 1998. The Company is currently evaluating the effect, if any, that these new accounting standards may have on its financial statements.

Reclassifications

Certain balances in the December 31, 1996 and 1995 financial statements have been reclassified to conform to the current year presentation. These changes had no effect on previously reported net loss, total assets, liabilities or stockholders' equity.


Note 3 - Discontinued operations

On March 23, 1998, the Company's Board of Directors approved a plan to dispose of the Company's medical services businesses in order to focus its efforts on the sale of telecommunication services and technology licensing. The Company intends to sell all of the assets of the medical services subsidiaries, with the proceeds being used to satisfy outstanding obligations of the medical services subsidiaries.

The results of the medical services operations have been classified as discontinued operations for all periods presented in the Consolidated Statements of Operations. The assets and liabilities of the discontinued operations have been classified in the Consolidated Balance Sheets as "Net assets - discontinued operations". Discontinued operations have also been segregated for all periods presented in the Consolidated Statements of Cash Flows.

                      I-LINK INCORPORATED AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                              --------------------


Note 3 - Discontinued operations, continued

Net assets of the Company's discontinued operations (excluding intercompany balances which have been eliminated against the net equity of the discontinued operations) are as follows:

                                                    1997           1996
                                                ------------   ------------
Assets:
  Current assets:
    Cash and cash equivalents                    $   84,050     $   92,762
    Accounts receivable                             933,376        773,095
    Inventory                                       362,243        557,036
    Other                                            24,951         47,472
                                                  ---------      ---------
      Total current assets                        1,404,620      1,470,365

  Furniture, fixtures and equipment, net            858,153      1,280,867
  Other non-current assets                            8,706        486,125
                                                  ---------      ---------
      Total assets                                2,271,479      3,237,357
                                                  ---------      ---------
Liabilities:
  Current liabilities:
    Accounts payable and accrued liabilities        996,088        775,124
    Notes payable                                   412,126        421,554
                                                  ---------      ---------
      Total current liabilities                   1,408,214      1,196,678

    Notes payable                                         -         44,128
    Other liabilities                               267,888        328,328
                                                  ---------      ---------
      Total liabilities                           1,676,102      1,569,134
                                                  ---------      ---------
Net assets - discontinued operations             $  595,377     $1,668,223
                                                  =========      =========

The net furniture, fixtures and equipment, other assets, accounts receivable, and inventory are presented in the table above net of the expected loss on the sale of the discontinued operations.

Revenues of the discontinued operations were $2,309,099, $2,212,544 and $3,122,953 for 1997, 1996 and 1995, respectively.


Note 4 - Certificates of deposit - restricted

During 1996, the Company entered into a 24 month, $3.5 million operating lease. As a condition of that lease, the Company obtained a $1.575 million letter of credit. To collateralize the letter of credit the Company purchased a restricted certificate of deposit (CD) in the same amount. The Company also has a restricted CD totaling $132,000 used to collateralize letters of credit in connection with certain capital leases, restricted CDs totaling $160,500 used for a security deposit on the facilities which the Company occupied in early 1997, and $20,000 in restricted CDs used as collateral for the Company's corporate credit cards. The CDs are held in escrow and bear interest which is paid to the Company. Of the CDs held in escrow, $1,628,500 will be released to the Company during 1998.

                      I-LINK INCORPORATED AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                              --------------------


Note 5 - Furniture, fixtures and equipment

Continuing operations

Furniture, fixtures and equipment relating to continuing operations consisted of the following at December 31:

                                                    1997            1996
                                                -------------   -------------
Telecommunications network equipment             $ 2,628,422     $   787,600
Furniture, fixtures and office equipment           1,988,146       1,323,396
                                                   ---------       ---------
                                                   4,616,568       2,110,996
Less accumulated depreciation                     (1,064,651)     (  535,227)
                                                   ---------       ---------
                                                 $ 3,551,917     $ 1,575,769
                                                   =========       =========

Discontinued operations

Furniture, fixtures and equipment relating to discontinued operations consisted of the following at December 31:

                                                    1997            1996
                                                -------------   -------------
Medical services equipment                       $ 2,982,756     $ 2,975,701
Furniture, fixtures and office equipment             388,191         388,191
                                                   ---------       ---------
                                                   3,370,947       3,363,892
Less accumulated depreciation                     (2,512,794)     (2,083,025)
                                                   ---------       ---------
                                                 $   858,153     $ 1,280,867
                                                   =========       =========


Note 6 - Intangible Assets

Intangible assets consisted of the following at December 31:

                                                    1997            1996
                                                -------------   -------------
Acquired technology                             $  1,450,000     $         -
Excess acquisition cost over fair value of
  net assets acquired                             11,072,138               -
Other intangible assets                            1,203,200           7,320
                                                  ----------       ---------
                                                  13,725,338           7,320
Less accumulated amortization                    ( 1,411,258)              -
                                                  ----------       ---------
                                                $ 12,314,080      $    7,320
                                                  ==========       =========

                      I-LINK INCORPORATED AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                              --------------------


Note 7 - Long-term debt

Continuing operations

Long-term debt relating to continuing operations, the carrying value of which approximates market, consists of the following at December 31:

                                                    1997            1996
                                                -------------   -------------
Note payable to a vendor, interest at 7.0%,
  payable in graduated monthly installments
  of $50,000 (through March 1998), $75,000
  (through September 1998) and $150,000
  (through February 1999), remaining
  principal due March 1999                       $ 2,358,757     $         -
Notes payable to prior owners of MiBridge,
  interest at 8.0%, payable in quarterly
  installments of $250,000, collateralized
  by common stock of MiBridge                      1,500,000               -
Convertible promissory notes, interest at
  8%, payable quarterly                                    -         717,000
Other                                                  4,000               -
                                                   ---------       ---------
                                                   3,862,757         717,000
Less current portion                              (2,008,416)              -
                                                   ---------       ---------
Long-term debt, less current portion             $ 1,854,341      $  717,000
                                                   =========       =========

Annual maturities of long-term debt are as follows:

                   1998           $2,008,416
                   1999            1,854,341
                                   ---------
                                  $3,862,757
                                   =========

Simultaneous with the closing of the Company's offering of Class C Preferred
Stock in September 1996, the Company issued an aggregate of $717,000 in principal amount of convertible promissory notes. The Company recorded interest expense (non-cash) of $320,000 and $1,000,000 related to these promissory notes for the three months ended March 31, 1997 and for the year ending December 31, 1996, respectively. The interest expense was calculated as the difference between the conversion price per common share per the promissory notes as compared to the market price for the common stock on the date the notes were issued. The interest expense was recognized over the period between the date the promissory notes were issued and the date the promissory notes could first be converted. In October 1997, the convertible promissory notes were converted into 11,950 shares of Class C Preferred Stock.

On June 6, 1997,  the Company entered into a term loan agreement (Loan
Agreement) and promissory note (Note) with Winter Harbor , LLC (Winter Harbor), a shareholder of the Company, pursuant to which Winter Harbor agreed to loan to the Company the principal sum of $2,000,000 (the Loan) for capital expenditure and working capital purposes. As further consideration for Winter Harbor's commitment to make the Loan, the Company granted to Winter Harbor a warrant
(Loan Warrant) to purchase up to 500,000 shares of common stock of the Company
(the Common Stock) at a purchase price of $4.97 per share, subject to adjustment, pursuant to the terms of a Warrant Agreement between the parties.
The Loan Warrant expires on March 11, 2002, and contains demand and piggyback registration rights and customary anti-dilution terms. The maturity date of the note was October 15, 1998.

In August 1997, the Company amended the existing Note allowing for additional borrowings of up to $3,000,000, for an aggregate borrowing of $5,000,000. The incremental borrowings under this amendment had a maturity date of February 15, 1998. The Company issued 300,000 warrants at the then current market price
($6.38 per share) in connection with the additional borrowings. All other provisions of the additional borrowings are the same as the Note discussed above.

                      I-LINK INCORPORATED AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                              --------------------


Note 7 - Long-term debt, continued

The entire amount of these loans was exchanged for Series M Preferred Stock on October 10, 1997 (see Note 12). A portion of the proceeds received was allocated based upon the relative fair value of the warrants issued in connection with these loans and reflected as a debt discount of $2,371,575 which was amortized to expense in 1997.

Discontinued operations

Long-term debt relating to discontinued operations, the carrying value of which approximates market, consists of the following at December 31:

                                                    1997            1996
                                                -------------   -------------
Note payable to a related party, interest
  at 10.5%, payable on demand                    $   175,682     $   175,682
Note payable to a bank, interest payable
  at 3/4 % above prime rate (8.5 % at
  December 31, 1997), principal balance due
  June 30, 1996, collateralized by accounts
  receivable and general assets of the Company       236,444         290,000
                                                   ---------       ---------
                                                     412,126         465,682
Less current portion                              (  412,126)     (  421,554)
                                                   ---------       ---------
Long-term debt, less current portion             $         -     $    44,128
                                                   =========       =========

Subsequent to December 31, 1997, the Company refinanced its $236,444 note payable to a bank. The new note bears interest at 12% and requires monthly interest payments. The outstanding principal balance is due August 11, 1998. The loan requires mandatory prepayment from net sales proceeds if the assets of the medical division are sold before that date.


Note 8 - Commitments under long-term leases

The Company leases a variety of assets, fiber optics and facilities used in its operations. The majority of these lease agreements are with one creditor. Payments to this creditor are collateralized by letters of credit totaling $1.707 million (see Note 4).

As of December 31, 1997 and 1996, the Company had $264,007 and $466,832, respectively (net of accumulated amortization of $341,602 and $138,777, respectively) of equipment acquired through capital leases.

Agreements classified as operating leases have terms ranging from one to six years. The Company's rental expense for operating leases was approximately $2,848,000, $1,316,000 and $41,000 for 1997, 1996 and 1995, respectively.

                      I-LINK INCORPORATED AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                              --------------------


Note 8 - Commitments under long-term leases, continued

Future minimum rental payments required under non-cancelable capital and operating leases with initial or remaining terms in excess of one year consist of the following at December 31, 1997:

                                                   Capital        Operating
                                                   Leases          Leases
                                                -------------   -------------
Year ending December 31:
        1998                                      $  188,000      $2,713,000
        1999                                          70,000         932,000
        2000                                               -         903,000
        2001                                               -         256,000
        2002                                               -         219,000
        Thereafter                                         -         125,000
                                                     -------       ---------
Total minimum payments                               258,000      $5,148,000
Less amount representing interest                  (  21,526)      =========
                                                     -------
Present value of net minimum lease payments          236,474
Less current portion                               ( 169,315)
                                                     -------
Long-term obligations under capital leases        $   67,159
                                                     =======


Note 9 - Acquisition of subsidiaries

I-Link Worldwide, Inc.

In February 1996, the Company closed its acquisition of all of the issued and outstanding common stock of I-Link Worldwide Inc., a Utah corporation from ILINK, Ltd., a Utah limited partnership, in exchange for the issuance of an aggregate of 4,000,000 shares of common stock of the Company. The acquisition was accounted for using the purchase method of accounting. The results of operations of the acquired enterprise are included in the consolidated financial statements beginning February 13, 1996. Pursuant to the terms of the stock purchase agreement, 1,400,000 shares of the common stock were issued at the time of acquisition. In August 1996, 1,600,000 shares of Common Stock were released from escrow upon the receipt of proceeds from the completion of the Company's offering of Class C Preferred Stock.

The acquisition cost relating to the first 3,000,000 shares issued of $12,600,000 and the assumed net liabilities of $2,003,000 was allocated to acquired in-process research and development and software costs acquired. These were expensed as technological feasibility of the in-process technology had not yet been established and the technology had no alternative future use.

The remaining 1,000,000 shares of common stock were released from escrow in the second quarter of 1997 as the Company's annual revenues exceeded $1,000,000.
The value of the common stock issued was $8,875,000 (based on the closing market price of the Company's common stock on June 30, 1997) and has been recorded in the financial statements as an intangible asset representing the excess cost over fair value of net assets acquired which is being amortized using the straight-line method over five years.

Family Telecommunications Incorporated

On January 13, 1997, pursuant to the terms of a Share Exchange Agreement the Company acquired 100% of the outstanding stock of Family Telecommunications Incorporated (FTI), a Utah corporation, from the stockholders of FTI, namely Robert W. Edwards, Jr. and Jerald L. Nelson. John W. Edwards, President, a Director and Chief Executive Officer of the Company, and Robert W. Edwards, Jr., the principal shareholder of FTI, are brothers. The consideration ($2,415,000) for the transaction consisted of an aggregate of 400,000 shares of the Company's common

                      I-LINK INCORPORATED AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                              --------------------


Note 9 - Acquisition of subsidiaries, continued

stock. The acquisition has been accounted for using the purchase method of accounting. FTI is a FCC licensed long-distance carrier and provider of telecommunications services. FTI has been renamed "I-Link Communications, Inc."

The acquisition was allocated to the tangible net liabilities of $135,000 (based on their fair market value) with the excess acquisition cost over fair value of assets acquired of $2,550,000 allocated to intangible assets. The intangible assets are being amortized over periods ranging between three and ten years. The fair values of assets acquired and liabilities assumed in conjunction with this acquisition were as follows:

       Current assets (including cash of $435,312)         $ 1,740,000
       Tangible long-term assets                             1,166,000
       Intangible long-term assets                           2,550,000
       Current liabilities                                  (1,330,000)
       Long-term liabilities                                (1,711,000)
                                                             ---------
         Net purchase price                                $ 2,415,000
                                                             =========

MiBridge, Inc.

In the third quarter of 1997 the Company completed its acquisition of 100% of the outstanding stock of MiBridge, Inc. (MiBridge). The consideration ($8,250,000) for the transaction consisted of: (1) an aggregate of 1,000 shares of Series D Preferred stock, which preferred stock is convertible into such a number of common shares as shall equal the sum of $6,250,000 divided by the lower of $9.25 or the average closing bid price of the Company's common stock for the five consecutive trading days immediately preceding the conversion date and (2) a note payable in the amount of $2,000,000 payable in cash in quarterly installments over two years. The acquisition was accounted for using the purchase method of accounting. MiBridge is the owner of patent and patent-pending audio-conferencing technology.

The acquisition cost of $8,250,000 (representing the fair value of the common stock into which the 1,000 shares of Series D Preferred stock can be converted and the $2,000,000 note payable) was allocated, based on their estimated fair values, to tangible net assets ($552,760) to acquired technology ($1,450,000), acquired in-process research and development ($4,235,830), employment contracts for the assembled workforce ($606,000) and excess acquisition cost over fair value of net assets acquired ($1,405,410). These assets are being amortized over three years, with the exception of the excess acquisition cost over fair value of net assets acquired which is being amortized over five years. Acquired in-process research and development was expensed upon acquisition, as the research and development had not reached the requirements for technological feasibility at the closing date. The fair value of assets acquired in conjunction with this acquisition were allocated as follows:

         Current assets (including cash of $79,574)        $   534,074
         Current liabilities                                (   54,473)
         Tangible long-term assets                              73,159
         Intangible long-term assets                         3,461,410
         In-process research and development                 4,235,830
                                                             ---------
           Net purchase price                              $ 8,250,000
                                                             =========

Pro forma financial information

As discussed above, the Company acquired I-Link Worldwide during 1996 and FTI and MiBridge during 1997. The acquisitions were accounted for using the purchase method of accounting. The consolidated financial statements as presented include the operating results of I-Link Worldwide, FTI and MiBridge from the dates of acquisition. The following pro forma information presents a summary of consolidated results of operations of the Company, I-Link Worldwide, FTI and MiBridge as if the acquisitions had occurred at the beginning of 1996 (relative to I-Link Worldwide, Inc.), March 20, 1996 (date of inception of FTI) and March 18, 1996 (date of inception of MiBridge), with pro forma adjustments to give effect to amortization of intangible assets and expensing of acquired in

                    I-LINK INCORPORATED AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                              --------------------


Note 9 - Acquisition of subsidiaries, continued

process research and development costs.

Years ended December 31:                            1997            1996
                                                -------------   -------------
Operating revenue from continuing operations     $ 14,687,012    $  4,870,189

Net loss from continuing operations              $(29,380,782)   $(28,535,182)

Net loss per common share from continuing
  operations                                     $(      9.80)   $(      6.93)


Note 10 - Income taxes

The Company recognized no income tax benefit from its losses in 1997, 1996 and 1995.

The reported benefit from income taxes varies from the amount that would be provided by applying the statutory U.S. Federal income tax rate to loss before taxes for the following reasons:

                                                           1997             1996            1995
                                                      ---------------  ---------------  ---------------
Expected federal statutory tax benefit                 $(10,151,960)    $( 7,841,842)    $(   187,649)
Increase (reduction) in taxes resulting from:
  State income taxes                                    ( 1,017,678)     (   673,059)     (    30,355)
  Non-deductible litigation settlement expense                    -          279,140                -
  Non-deductible interest on certain notes                  915,136          661,300                -
  Change in valuation allowance                          10,242,303        7,559,551          108,484
  Other                                                      12,199           14,910          109,520
                                                         ----------       ----------       ----------
                                                       $          -     $          -     $          -
                                                         ==========       ==========       ==========

At December 31, 1997 the Company had net operating loss carryforwards for both federal and state income tax purposes of approximately $25,247,000. The net operating loss carryforwards will expire between 2006 and 2012 if not used to reduce future taxable income.

                     I-LINK INCORPORATED AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                              --------------------


Note 10 - Income taxes, continued

The components of the deferred tax assets and liability as of December 31, 1997 and 1996 are as follows:

                                                    1997            1996
                                                -------------   -------------
Deferred tax assets:
  Tax net operating loss carryforwards           $  9,424,087    $  2,759,930
  Excess book amortization and depreciation           727,643          61,706
  Acquired in-process research and development      6,539,624       5,257,333
  Amortization of deferred compensation on
   stock options                                      920,329               -
  Reserve for loss on disposal of
   discontinued operations                            375,780               -
  Reserve for inventory valuation                      96,992               -
  Allowance for doubtful accounts                     267,147               -
  Other                                                71,267         117,953
  Valuation allowance                             (18,058,069)    ( 7,944,647)
                                                   ----------      ----------
    Total deferred tax asset                          364,800         252,275
                                                   ----------      ----------
Deferred tax liability:
  Excess tax depreciation and amortization        (   364,800)              -
  Other                                                     -     (   252,275)
                                                   ----------      ----------
    Total deferred tax liability                  (   364,800)    (   252,275)
                                                   ----------      ----------
Net deferred tax asset                           $          -    $          -
                                                   ==========      ==========

The valuation allowance at December 31, 1997 and 1996 has been provided to reduce the total deferred tax assets to the amount which is considered more likely than not to be realized, primarily because the Company has not generated net income from its business communications services. The change in the valuation allowance is due primarily to the increase in net operating loss carryforwards and acquired in-process research and development costs which were expensed for books and capitalized for tax purposes. It is at least reasonably possible that a change in the valuation allowance may occur in the near term.


Note 11 - Legal proceedings

A complaint was filed on April 12, 1996 by JW Charles Financial Services, Inc.
(JWC) against the Company in which JWC alleged that the Company breached the terms of a warrant to purchase 331,000 shares of the Company's common stock (JWC Warrant) by failing to prepare and file with the Securities and Exchange Commission (SEC) a registration statement covering the common stock underlying the JWC Warrant. JWC was seeking specific performance, i.e. registering the shares with the SEC, and monetary damages. On April 11, 1997 the Company reached an agreement in principle relating to the settlement of the lawsuit.
The lawsuit was dismissed in the second quarter of 1997 upon payment of $600,000 to JWC in consideration for the JWC Warrant. The JWC Warrant was purchased by an investor group led by the Company's general counsel and its treasurer and
chief financial officer.   The Company's funds were not utilized.  In connection
with the purchase of the JWC Warrant, the Company granted certain additional consideration to the investor group, including new warrants to purchase 175,000 shares of common stock at an exercise price of $2.50 per share. The new warrants have registration rights and anti-dilution provisions. The Company recorded the settlement in 1996 as a charge against earnings in the amount of $821,000, representing the fair value of the new warrants.

On November 14, 1997, the Company filed a Notice of Claim commencing an arbitration proceeding against MCI Telecommunications, Inc. ("MCI"). In the past, the Company purchased from MCI long-distance telecommunications capacity on lines operated by MCI in order to provide long-distance telecommunications services to the Company's customers who resided in geographic areas not yet serviced by the Company's dedicated telecommunications network ("off-net" traffic). The arbitration proceeding was commenced by the Company pursuant to the provisions of the Carrier Agreement between the Company and MCI, and

                     I-LINK INCORPORATED AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                              --------------------


Note 11 - Legal proceedings, continued

pursuant to the arbitration rules set forth in MCI's FCC Tariff No. 1. In its Notice of Claim the Company seeks (1) to have the arbitrator declare that MCI has materially breached its Carrier Agreement with the Company, (2) to have the arbitrator declare that due to MCI's material breach the Carrier Agreement is terminated without the Company being held liable for the early termination payment provided for under the Carrier Agreement, and (3) to recover damages from MCI in an as yet undetermined amount. MCI has submitted a counterclaim against the Company in the arbitration proceeding seeking $4,431,290 for claimed services rendered and under-usage penalties, and has reserved the right to amend its counterclaim to potentially include claims for early termination penalties and claimed services rendered in November and December 1997. Management believes the Company has valid defenses against MCI's counterclaim, and will vigorously contest all such claims. Subsequent to the Company's commencement of the MCI arbitration proceeding, the Company made arrangements with an alternative national provider of long-distance telecommunications capacity to replace all of the capacity provided by MCI. At the present time Management cannot determine the impact, if any, this arbitration proceeding may have on the Company's financial statements.

Note 12 - Stockholders' equity

Preferred stock

In 1992, the Board of Directors approved and filed with the state of Florida an Amendment to the Articles of Incorporation designating 200,000 shares of preferred stock as Class A Variable Rate Cumulative Convertible Preferred Stock ("Class A Preferred Stock") and 22,500 shares of preferred stock as Class B Variable Rate Cumulative Convertible Preferred Stock ("Class B Preferred Stock"). The Class A Preferred Stock and Class B Preferred Stock both have a par value of $10 per share and are entitled to receive cumulative dividends at a rate equal to 2% above the 30 day certificate of deposit rate in effect on the first day of each month at the Texas Commerce Bank. Shares of Class A and Class B Preferred Stock may be converted into such number of whole shares of common stock as is determined by multiplying the number of shares of Class A Preferred Stock by a fraction, the numerator of which is $10 and the denominator is the conversion price ($.408625). In the event of any voluntary or involuntary liquidation, dissolution, or winding up of the Company, the holders of the Class A Preferred Stock shall be entitled to distribution before any payments shall be made in respect to the Class B Preferred Stock or common stock in amounts equal to the par value per share plus all accrued and unpaid dividends and the holders of Class B Preferred Stock shall be entitled to distribution before any payments shall be made in the respect to common stock in an amount equal to the par value per share plus all accrued and unpaid dividends. As of December 31, 1997, all issued shares of Class A and Class B Preferred Stock had been converted into Common Shares.

In August 1996, the Company filed with the State of Florida an Amendment to the Articles of Incorporation amending the designation of 240,000 shares of preferred stock as Class C Convertible Cumulative Preferred Stock (the "Class C Preferred Stock"). The Class C Preferred Stock has a par value of $10 per share and holders are entitled to receive cumulative preferential dividends equal to 8% per annum of the liquidation preference per share of $60.00. Unless previously redeemed, the Class C Preferred Stock is convertible into shares of the Company's Common Stock ("Conversion Shares"), at any time commencing November 21, 1996, at the option of the holder, into such number of shares of the Company's Common Stock as shall equal $60 divided by the lower of (i) $2.50, or (ii) the closing bid price for any five consecutive trading days during the period commencing on September 6, 1996 and ending on March 5, 1998 (subject to certain anti-dilution adjustments). The Class C Preferred Stock is redeemable at any time prior to September 6, 2000, at the option of the Company at a redemption price equal to $60 per share plus accrued and unpaid dividends, provided (i) the Conversion Shares are covered by an effective registration statement; and (ii) during the immediately preceding thirty (30) consecutive trading days ending within fifteen (15) days of the date of the notice of redemption, the closing bid price of the Company's Common Stock is not less than $8.00 per share. The Class C Preferred Stock is redeemable at any time after September 6, 2000, at the option of the Company at a redemption price equal to $90 plus accrued and unpaid dividends, provided the Conversion Shares are covered by an effective registration statement or the Conversion Shares are otherwise exempt from registration. During the years ending December 31, 1997

                    I-LINK INCORPORATED AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                              --------------------


Note 12 - Stockholders' equity - continued

and 1996, 136,991 and 0 shares, respectively, of Class C Preferred Stock had been converted into common shares. At December 31, 1997 and 1996, 114,959 and 240,000 Class C Preferred Shares were outstanding.

In August 1997, the Company completed its acquisition of MiBridge. As partial consideration for 100 percent of the outstanding stock of MiBridge, the Company agreed to issue 1,000 shares of Series D Preferred Stock to the prior owners of MiBridge. The Series D Preferred shares were issued in October 1997 after the October 7, 1997 annual meeting where the shareholders approved and adopted an amendment to the Company's articles of incorporation increasing the number of authorized shares of Preferred Stock from 500,000 to 10,000,000 and the number of authorized shares of Common Stock from 20,000,000 to 75,000,000. The preferred stock is convertible into such a number of common shares as shall equal the sum of $6,250,000 divided by the lower of $9.25 or the average closing bid price of the Company's common stock for the five consecutive trading days immediately preceding the conversion date. On the nine-month anniversary of the closing of the MiBridge acquisition, any unconverted share of Series D Preferred Stock shall automatically convert to Common Stock. The Series D Preferred shares are not entitled to dividends. As of December 31, 1997, 567 shares of Class D Preferred Stock remained unconverted and outstanding.

On October 10, 1997, the Company closed an agreement with Winter Harbor pursuant to which Winter Harbor invested $12,100,000 in a new series of the Company's convertible preferred stock (the "Series M Preferred Stock"). Winter Harbor purchased approximately 2,545 shares of Series M Preferred Stock, convertible into approximately 2,545,000 shares of Common Stock, for an aggregate cash consideration of approximately $7,000,000 (equivalent to $2.75 per share of Common Stock). The agreement with Winter Harbor also provided for the purchase of approximately 1,855 additional shares of Series M Preferred Stock, convertible into approximately 1,855,000 share of Common Stock. Such additional shares of Series M Preferred Stock were paid for by Winter Harbor exchanging $5,000,000 in outstanding notes payable and accrued interest of approximately $100,000. As additional consideration for its equity investment in Series M Preferred Stock, Winter Harbor was issued additional warrants by the Company to acquire (a) 2,500,000 shares of Common Stock at an exercise price of $2.75 per share (exercise period of 30 months), (b) 2,500,000 shares of Common Stock at an exercise price of $4.00 per share (exercise period of 60 months), and (c) 5,000,000 shares of Common Stock at an exercise price of $4.69 per share (exercise period of 60 months). All of the warrants have demand registration rights and anti-dilution rights and contain cashless exercise provisions.

The Series M Preferred Stock is entitled to receive cumulative dividends in the amount of 10% per annum before any other class of preferred or common stock receives any dividends. Thereafter, the Series M Preferred Stock participates with the Common Stock in the issuance of any dividends on a per share basis.
The Series M Preferred Stock will have the right to veto the payment of dividends on any other class of stock. The Series M Preferred stock is convertible at any time prior to the fifth anniversary of its issuance, at the sole option of Winter Harbor, and automatically converts at that date if not converted previously. If automatically converted on the fifth anniversary, the conversion price will be the lower of $2.75 per share or 50% of the average closing bid price of the Common Stock for the ten trading days immediately preceding the conversion date. The basis for discretionary conversion, or the conversion price for automatic conversion, shall be adjusted upon the occurrence of certain events, including without limitation, issuance of stock dividends, recapitalization of the Company or the issuance of stock by the Company at less than the fair market value thereof. The Series M Preferred Stock will vote with the Common Stock on an as-converted basis on all matters which are submitted to a vote of the stockholders, except as may otherwise be provided by law or by the Company's Articles of Incorporation or By-Laws; provided, however, that the Series M Preferred Stock will have the right to appoint two members of the Company's board of directors. Furthermore, the Series M Preferred stock shall have the right to be redeemed at fair market value in the event of a change of control of the Company, shall have preemptive rights to purchase securities sold by the Company, and shall have the right to preclude the Company from engaging in a variety of business matters without the concurrence of Winter Harbor, including without limitation: mergers, acquisitions and disposition of corporate assets and businesses, hiring or discharging key employees and auditors, transactions with affiliates, commitments in excess of $500,000, the adoption or settlement of employee benefit plans and filing for protection from

                     I-LINK INCORPORATED AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                              --------------------


Note 12 - Stockholders' equity, continued

creditors. As of December 31, 1997, all 4,400 shares of the Company's Class M Preferred Stock remain issued and outstanding.

At December 31, 1997, 9,512,650 of the 10,000,000 shares of preferred stock authorized remain undesignated and unissued. Dividends in arrears at December 31, 1997 were $1,144,698 and $217,468 for Class C and M Preferred Stock, respectively.


Note 13 - Stock-based compensation plans

At December 31, 1997 the Company has several stock based compensation plans, which are described below. The Company applies APB Opinion No. 25 and related interpretations in accounting for its plans. Accordingly, no compensation cost has been recognized for its fixed option plans. Had compensation cost for the Company's stock-based compensation plans been determined based on the fair value at the grant dates for awards under the plans consistent with the method outlined by Statement of Financial Accounting Standard No. 123, "Accounting for Stock-Based Compensation", the Company's net loss and loss per share would have been increased to the pro forma amounts indicated as follows:

                                                           1997             1996            1995
                                                      ---------------  ---------------  ---------------
Net loss as reported                                   $(29,858,701)    $(23,064,240)    $(   551,909)
                                                         ==========       ==========       ==========
Net loss pro-forma                                     $(37,753,358)     (25,563,988)     (   587,001)
                                                         ==========       ==========       ==========
Basic and diluted loss per share as reported           $(     10.17)    $(      6.53)    $(      0.39)
                                                         ==========       ==========       ==========
Basic and diluted loss per share pro-forma             $(     10.84)    $(      6.90)     (      0.41)
                                                         ==========       ==========       ==========

The fair value of each option grant is estimated on the date of the grant using the Black-Scholes option pricing model with the following weighted average assumptions: expected volatility of 100%, 103% and 103% in 1997, 1996, and 1995, respectively, risk free rates ranging from 6.02% to 6.88%, 5.70% to 6.85%, and 5.08% to 6.96% in 1997, 1996, and 1995, respectively, expected lives of 3 years for each year, and dividend yield of zero for each year.

                                                   1997                 1996               1995
                                           --------------------- -------------------- ------------------
                                                        Weighted             Weighted           Weighted
                                              Options   Average     Options  Average   Options  Average
                                                and     Exercise     and     Exercise    and    Exercise
                                             Warrants    Price     Warrants   Price   Warrants   Price
                                           ------------  -----   -----------  -----   ---------  -----
Outstanding at beginning of year             5,761,295   $5.14      850,169   $1.78    615,381   $3.19
Granted                                     15,526,000    4.45    5,322,000    5.45    331,526    1.87
Exercised                                  (    79,923)   1.73   (  188,724)   2.02          -    0.00
Expired                                    (    14,584)   6.75
Forfeited                                  (   193,916)   5.68   (  222,150)   2.82   ( 96,738)   2.75
                                            ----------    ----    ---------    ----    -------    ----
Outstanding at end of year                  20,998,872   $4.68    5,761,295   $5.14    850,169   $1.78
                                            ==========    ====    =========    ====    =======    ====
Options exercisable at year end             14,873,577            2,153,294            588,495
                                            ==========            =========            =======
Weighted-average fair value of
  options and warrants granted
  during the year                                        $5.78                $5.45              $1.87
                                                          ====                 ====               ====

                     I-LINK INCORPORATED AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                              --------------------


Note 13 - Stock-based compensation plans, continued
The following table summarizes information about fixed stock options and warrants outstanding at December 31, 1997.

                                             Options and    Weighted   Weighted                Weighted
                                               Warrants      Average    Average    Number       Average
                                            Outstanding at  Remaining  Exercise  Exercisable   Exercise
               Exercise Price                 12/31/97        Life     Price    at 12/31/97    Price
          ------------------------------   --------------  ---------  --------  ------------  --------
                 $0.875 to $2.500             4,007,038        5.74      $2.34     4,007,038     $2.34
                 $3.875 to $4.970             9,362,334        7.16       4.50     8,979,453      4.50
                 $5.000 to $6.500             4,187,000        9.28       5.32     1,252,835      5.49
                 $6.625 to $8.625             3,442,500        6.98       7.09       634,251      7.13
                                             ----------        ----       ----    ----------      ----
                                             20,998,872        7.28      $4.68    14,873,577     $4.12
                                             ==========        ====       ====    ==========      ====

1997 Recruitment stock option plan

In October of 1997, the shareholders of the Company approved the adoption of the 1997 Recruitment Stock Option Plan which provides for the issuance of incentive stock options, non-qualified stock options and stock appreciation rights (SARs) up to an aggregate of 4,400,000 shares of Common Stock (subject to adjustment in the event of stock dividends, stock splits, and other similar events). The price at which shares of Common Stock covered by the option can be purchased is determined by the Company's Board of Directors; however, in all instances the exercise price is never less than the fair market value of the Company's Common Stock on the date the option is granted.

As of December 31, 1997, there were incentive stock options to purchase 950,500 shares of the Company's Common Stock outstanding. The outstanding options vest over three years at exercise prices of $4.375 to $8.625 per share. Options issued under the plan must be exercised within ten years of grant and can only be exercised while the option holder is an employee of the Company. The Company has not awarded any SARs or non-qualified stock options under the plan.

Director stock option plan

The Company's Director Stock Option Plan authorizes the grant of stock options to directors of the Company. Options granted under the Plan are non-qualified stock options exercisable at a price equal to the fair market value per share of common stock on the date of any such grant. Options granted under the Plan are exercisable not less than six months or more than ten years after the date of grant.

As of December 31, 1997, options for the purchase of 8,169 shares of common stock at prices ranging from $0.875 to $3.875 per share were outstanding, all of which are exercisable. In connection with the adoption of the 1995 Director Plan the Board of Directors authorized the termination of future grants of options under the plan; however, outstanding options granted under the plan will continue to be governed by the terms thereof until exercise or expiration of such options.

Stock purchase plan

In accordance with the Employee Qualified Stock Purchase Plan adopted in June 1990, employees may contribute up to 10 percent of their base wages towards the purchase of the Company's common stock. The option price is the lesser of 85% of the market value on the first business day of the Payment Period (September
1) or the last business day of the Payment Period (August 31). As of December 31, 1997 the Company had 34,376 shares of common stock reserved for issuance on exercise of the purchase rights. On August 31, 1997, 770 shares of common stock were issued at a price of $4.375 per share.

1995 Director stock option plan

The 1995 Director Stock Option and Appreciation Rights Plan provides for the issuance of incentive options, non-qualified options and stock appreciation rights (the "1995 Director Plan") to directors of the Company. The 1995 Director Plan provides for the grant of incentive options, non-qualified

                  I-LINK INCORPORATED AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                              --------------------


Note 13 - Stock-based compensation plans, continued

options, and SARs to purchase up to 250,000 shares of common stock (subject to adjustment in the event of stock dividends, stock splits, and other similar events).

The 1995 Director Plan also provides for the grant of non-qualified options on a discretionary basis to each member of the Board of Directors then serving to purchase 10,000 shares of common stock at an exercise price equal to the fair market value per share of the common stock on that date. The number of shares granted to each Board member was increased to 20,000 in 1998. In addition, the Board member will receive 5,000 options for each committee membership. Each option is immediately exercisable for a period of ten years from the date of grant. The Company has 190,000 shares of common stock reserved for issuance under the 1995 Director Plan. The Company granted 105,000 options to purchase common shares under this plan in 1997. As of December 31, 1997, options to purchase 170,000 shares of common stock at prices ranging from $1.00 to $1.25 per share are outstanding and exercisable. There were 20,000 options exercised under this plan during 1997 and 40,000 options exercised during 1996.

1995 Employee stock option plan

The 1995 Employee Stock Option and Appreciation Rights Plan (the "1995 Employee Plan") provides for the issuance of incentive options, non-qualified options, and SARs.

Directors of the Company are not eligible to participate in the 1995 Employee Plan. The 1995 Employee Plan provides for the grant of stock options which qualify as incentive stock options under Section 422 of the Code, to be issued to officers who are employees and other employees, as well as non-qualified options to be issued to officers, employees, and consultants. In addition, SARs may be granted in conjunction with the grant of incentive options and non-qualified options.

The 1995 Employee Plan provides for the grant of incentive options, non-qualified options, and SARs of up to 400,000 shares of common stock (subject to adjustment in the event of stock dividends, stock splits, and other similar events). To the extent that an incentive option or non-qualified option is not exercised within the period of exercisability specified therein, it will expire as to the then unexercisable portion. If any incentive option, non-qualified option or SAR terminates prior to exercise thereof and during the duration of the 1995 Employee Plan, the shares of common stock as to which such option or right was not exercised will become available under the 1995 Employee Plan for the grant of additional options or rights to any eligible employee. The shares of common stock subject to the 1995 Employee Plan may be made available from either authorized but unissued shares, treasury shares, or both. The Company has 400,000 shares of common stock reserved for issuance under the 1995 Employee Plan. As of December 31, 1997, options to purchase 375,000 shares of common stock with exercise prices ranging from $1.125 to $6.75 are outstanding under the 1995 Employee Plan. During 1997, options to purchase 25,000 shares of common stock were exercised.

Other warrants and options

Pursuant to the terms of a Financial Consulting Agreement dated as of November 3, 1994 between the Company and JW Charles Financial Services, Inc., the Company issued a common stock purchase warrant (the "JWC Warrant") covering 250,000 (331,126 as adjusted) shares of common stock to JW Charles Financial Services as partial consideration for its rendering financial consulting services to the Company. The warrant is exercisable at a price of $1.51 per share and expires on November 3, 1999.

The JWC Warrant contains anti-dilution provisions providing for adjustments in the exercise price. The JWC Warrant also contains anti-dilution provisions providing for adjustments in the number of shares covered by the JWC Warrant. The holder of the JWC Warrant has no voting, dividend, or other stockholder rights or privileges unless and until the JWC Warrants have been exercised. The holder of the JWC Warrant has been granted "piggy back" registration rights under the Securities Act of 1933 with respect to the JWC Warrants and the underlying shares of common stock.

                      I-LINK INCORPORATED AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                              --------------------


Note 13 - Stock-based compensation plans, continued

Pursuant to the issuance of a $200,000 promissory note by I-Link to Scott Cook in 1996, the Company issued a common stock purchase option covering 100,000 shares of the Company's common stock. The option is exercisable at a price of $1.00 and expires on December 31, 1999.

In April 1996 the Company approved the issuance of 1,000,000 options to John Edwards at an option price of $7.00 per share as part of his employment agreement. The options vest over a three year period and expire in 2006.

On July 1, 1996 the Company approved the issuance of options to purchase 1,500,000 and 500,000 shares of common stock to Clay Wilkes and Alex Radulovic respectively as part of their employment agreements. Each option has an exercise price of $7.00 per share, vesting in 25% increments in the event that the average closing bid price of a share of the Company's common stock for five consecutive trading days exceeds $10, $15, $20 and $25, respectively. Each option becomes exercisable (to the extent vested) on June 30, 1997, vests in its entirety on June 30, 2001 and lapses on June 30, 2002.

In August 1996, Commonwealth Associates, the Placement Agent for the Company's offering of Class C Preferred Stock and 8% Convertible Notes, designated Joseph Cohen as its nominee for election to the Board of Directors. Commonwealth Associates was also granted, in connection with such offering, the right to approve the Company's selection of a second outside director to be nominated for election at the next annual or special meeting of stockholders. Mr. Cohen serves as a Class II Director of the Company and a member of the Finance, Compensation and Audit Committees of the Board of Directors. The Company issued options to purchase 64,000 shares of Common Stock to Mr. Cohen, exercisable at the fair market value of the common stock on September 30, 1996 of $5.25. Of such options, 24,000 vested and became exercisable immediately upon grant, 20,000 vested and became exercisable on the first anniversary of the grant, and 20,000 shall vest and become exercisable on the second anniversary of the grant.

In August 1996, William Flury, Vice President of Sales & Marketing of I-Link loaned I-Link the sum of $100,000. The loan plus a loan origination fee of $5,000 was repaid in September 1996. In connection with such loan, the Company agreed to issue Mr. Flury a warrant to purchase 5,000 shares of Common Stock at $2.50 per share, which expires in August of 1998.

In August 1996, John Edwards, President and Chief Executive Officer of I-Link loaned I-Link the sum of $131,250 (including a $6,250 original issue discount), which was repaid in August 1996. In connection with such loan, the Company agreed to issue Mr. Edwards a warrant to purchase 25,000 shares of Common Stock at $4.875 per share, which expires in August 1998.

In September 1996, the Company closed a private placement offering of Class C Preferred Stock. As a result of this transaction, the Company issued a warrant to purchase 750,000 shares of its Common Stock at an exercise price of $2.50 per share as compensation to the Placement Agent. These warrants expire on August 20, 2001. During 1997, warrants to purchase 34,923 shares of common stock were exercised.

John Edwards agreed to amend his employment contract on August 21, 1996, which reduced his salary. In consideration of the salary reduction, the Company granted to him options, which vested immediately, to purchase 250,000 shares of common stock for 10 years at an exercise price of $4.875 per share which was based on the closing price of the stock at grant date.

In October 1996 the Company agreed to issue 250,000 shares of common stock each to William Flury and Karl Ryser Jr. pursuant to their employment agreements. The options were issued at $4.41 based on the closing price of the stock at grant date. The options vest quarterly over a three-year period and expire in 2000.

During 1996, the Company issued 343,000 options to employees at a price equal to the closing stock price on the grant date. The options vest quarterly over a three-year period and expire in 10 years.

During 1996, the Company issued 120,000 warrants to non-employees at $4.00 per share. The warrants expire in 1999.

                  I-LINK INCORPORATED AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                              --------------------


Note 13 - Stock-based compensation plans, continued

During 1997, the Company issued options to purchase 1,210,000 shares of common stock to non-employees at exercise prices ranging from $4.875 to $8.438, which
was based on the closing price of the stock at the grant date.   The fair value
of the warrants issued was recorded as deferred compensation of $4,757,134 to be amortized over the expected period the services were to be provided. During 1997, $2,467,369 of the deferred compensation was amortized to expense. The options must be exercised within ten years of the grant date.

During 1997, the Company issued non-qualified options to purchase 2,200,000 shares of common stock to certain executive employees at exercise prices ranging from $4.875 to $5.188, which was based on the closing price of the stock at the grant date. The options must be exercised within ten years of the grant date.


Note 14 - Segment of Business Reporting

The continuing operations of the Company are divided into the following business segments for financial reporting purposes: telecommunications services and
technology licensing and development.   Financial information by business
segment is as follows:

                                                           1997             1996            1995
                                                      ---------------  ---------------  ---------------
Revenues:
  Telecommunications services                          $ 13,718,338     $    170,532     $          -
  Technology licensing and development                      346,875                -                -
Operating loss:
  Telecommunications services                           (24,076,626)     (22,163,977)               -
  Technology licensing and development                  ( 4,591,066)               -                -
Identifiable assets:
  Telecommunications services                            20,185,005        8,196,473                -
  Technology licensing and development                    3,472,494                -                -


Note 15 - Commitments

Employment and consulting agreements

The Company has entered into employment and consulting agreements with a consultant and ten of its employees, primarily executive officers and management personnel. These agreements generally continue over the entire term unless terminated by the employee or consultant of the Company, and provide for salary continuation for a specified number of months. Certain of the agreements provide additional rights, including the vesting of unvested stock options in the event a change of control of the Company occurs or termination of the contract without cause. The agreements contain non-competition and confidentiality provisions. As of December 31, 1997, if the contracts were to be terminated by the Company, the Company's liability for salary continuation would be approximately $1,980,000.

Purchase commitments

The Company has certain purchase commitments relative to its network infrastructure. Under the terms of the agreements, the Company has a minimum monthly usage commitment of $50,000, with a $225,000 penalty if the agreement is canceled prior to December 2000. In addition, the Company has commitments to purchase long-distance telecommunications capacity on lines from a national provider in order to provide long-distance telecommunications services to the Company's customers who reside in areas not yet serviced by the Company's dedicated telecommunications network. The Company's minimum monthly commitment is approximately $500,000. If the agreement were terminated prior to October 1999, the Company would be obligated to pay 50% of the remaining monthly minimum usage amounts.

                     I-LINK INCORPORATED AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                              --------------------


Note 16 - Subsequent Events

Capital Financing

In the first quarter of 1998 the Company obtained a total of $5.768 million in new interim debt financing from Winter Harbor, LLC Pursuant to the terms of the loan agreement with Winter Harbor, the loan (which bears interest at prime plus one) is payable upon demand by Winter Harbor no earlier than May 15, 1998, and is collateralized by essentially all of the assets of the Company's subsidiaries. As consideration for Winter Harbor's commitment to make the loan, the Company agreed to issue 5,000,000 warrants to purchase common stock of the Company at exercise prices ranging from $5.50 to $7.22 based upon 110% of the closing price of the common stock on the day loan funds are advanced. The warrants expire on October 15, 2005. The Company also agreed to extend the exercise period on all warrants previously issued to Winter Harbor (10,800,000) to seven and one-half years. After May 15, 1998, if the loan has not been repaid by the Company, Winter Harbor may elect (a) to continue the loan on a demand basis with interest accruing at prime plus four, or (b) to convert the unpaid balance of the loan into additional shares of the Company's Series M Preferred Stock, reduce the exercise price of the 5,000,000 Loan Warrants to $2.50 per share, and receive an additional 5,000,000 warrants to purchase common stock of the Company at an exercise price of $2.50 per share. The Company intends to repay the loan from the credit facility described in the following paragraph. In 1998 the Company will recognize interest expense on this loan comprised of the interest paid and (non-cash) interest associated with the new warrants issued and the change of the exercise period on prior warrants issued.

On March 31, 1998 the Company entered into a credit facility of up to $20 million with a private investor group. The credit facility provides for an initial borrowing of $10 million collateralized by a pledge of 3,226,000 newly issued restricted shares of the Company's common stock. Upon approval by the Company's shareholders, the Company and the lender intend to increase the borrowing an additional $10 million on similar terms collateralized by a pledge of additional newly issued restricted shares of the Company's common stock. Beyond the pledged shares, the loan is non-recourse to the Company. In the event of a decrease in the market price of the Company's publicly traded shares, the Company may be required to pledge additional common shares to maintain a loan-to-value ratio in the security of 2:1 based upon the 30 day moving average of the lowest bid price of the Company's publicly traded shares. The term of the credit facility is two years, with an option exercisable by the Company to extend for an additional third year. The credit facility may not be repaid until after the first year. The credit facility may be repaid in cash or common stock at the option of the lender. If repaid in common stock, the number of shares to be retained by the lender in satisfaction of the credit facility will be based upon the then current market price of the Company's publicly traded shares, less a discount of 30%. The credit facility bears interest quarterly at prime plus one percent. Interest-only payments are to be made on the first day of each quarter, beginning the first quarter following the funding. It is anticipated that borrowing under the Winter Harbor interim financing will be repaid from this credit facility.

Termination of Marketing Agreement

Subsequent to year-end, the Company terminated its telecommunications marketing agreement with one of its wholesale agents. This reflects a change in strategy from marketing its telecommunications products primarily through wholesale agents to marketing through independent representatives in the network marketing channel. Revenues from subscribers signed up by this wholesale agent accounted for approximately 56 percent of total telecommunications revenues for 1997. With the growth in sales through the network marketing channel, management does not anticipate that the loss of subscribers signed up by this wholesale agent will have a significant impact on the revenues and cash flows of the Company.

As a result of the loss of customers from this wholesale agent, the Company determined that the portion of the FTI purchase price allocated to the wholesale agent customer lists and the related purchase price in excess of fair market value of assets acquired should be written off. This resulted in an expense to the Company of $860,305 for the year ending December 31, 1997.

                          I-LINK INCORPORATED AND SUBSIDIARIES
                              CONSOLIDATED BALANCE SHEETS
                            as of December 31, 1997 and 1996

                                 ASSETS

                                                  June 30,       December 31,
                                                   1998             1997
                                                (Unaudited)
                                               --------------   --------------
Current assets:
  Cash and cash equivalents                     $    930,176     $ 1,643,805
  Accounts receivable, less allowance for
    doubtful accounts of $883,000 and
    $1,385,000 as of June 30, 1998 and
    December 31, 1997, respectively                4,083,391       3,233,207
    Certificates of deposit                        1,136,661       1,628,500
    Other current assets                             201,689         321,488
    Net assets of discontinued operations            487,371               -
                                                  ----------      ----------
    Total current assets                           6,839,288       6,827,000

Furniture, fixtures and equipment, net             4,855,601       3,551,917

Other assets:
  Intangible assets, net                          10,867,230      12,314,080
  Certificates of deposit                            217,624         259,000
  Other assets                                     1,035,484         705,502
Net assets of discontinued operations                      -         595,377
                                                  ----------      ----------
    Total assets                                $ 23,815,227    $ 24,252,876
                                                  ==========      ==========
    LIABILITIES AND STOCKHOLDERS' EQUITY

Current liabilities:
  Accounts payable                              $  6,044,381    $  4,833,452
  Accrued liabilities                              3,859,395       2,770,997
  Current portion of long-term debt               10,921,141       2,008,416
  Current portion of obligations under               137,742         169,315
    capital leases
                                                  ----------      ----------
    Total current liabilities                     20,962,659       9,782,180

Long-term debt                                             -       1,854,341
Obligations under capital leases                           -          67,159
                                                  ----------      ----------
    Total liabilities                             20,962,659      11,703,680
                                                  ----------      ----------
Commitments and contingencies (notes 6, 7 and 8)

Stockholders' equity:
  Preferred stock, $10 par value, authorized
    10,000,000 shares, issued and outstanding
    83,215 and 119926 at June 30, 1998 and
    December 31, 1997, respectively, liquidation
    preference of $19,357,000 at June 30, 1998       832,150       1,199,260
  Common stock, $.007 par value, authorized
    75,000,000 shares, issued and outstanding
    17,918,016 and 16,036,085 at June 30, 1998
    and December 31, 1997, respectively              125,425         112,251
  Additional paid-in capital                      78,550,981      70,511,697
  Deferred compensation                          ( 1,492,143)    ( 2,289,765)
  Accumulated deficit                            (75,163,845)    (56,984,247)
                                                  ----------      ----------
    Total stockholders' equity                     2,852,568      12,549,196
                                                  ----------      ----------
    Total liabilities and stockholders' equity  $ 23,815,227    $ 24,252,876
                                                  ==========      ==========




The accompanying notes are an integral part of these consolidated financial statements

                      I-LINK INCORPORATED AND SUBSIDIARIES
                      CONSOLIDATED STATEMENTS OF OPERATIONS
                                  (Unaudited)

                                       THREE MONTHS ENDED JUNE 30,       SIX MONTHS ENDED JUNE 30,
                                     --------------------------------  --------------------------------
                                            1998           1997             1998             1997
                                     ---------------  ---------------  ---------------  ---------------
REVENUES:
  TELECOMMUNICATION SERVICES          $  4,134,967     $  2,267,609     $  8,915,944     $  4,414,825
  MARKETING SERVICES, NET                  963,962          720,490        2,305,209          720,490
  TECHNOLOGY LICENSING AND DEVELOPMENT     374,660                -          580,610                -
                                        ----------       ----------       ----------       ----------
    TOTAL REVENUES                       5,473,589        2,988,099       11,801,763        5,135,315
                                        ----------       ----------       ----------       ----------
OPERATING COSTS AND EXPENSES:
  TELECOMMUNICATION NETWORK EXPENSE      4,612,334        4,014,708        9,510,550        7,065,790
  MARKETING SERVICES                     1,343,072          640,739        3,210,957          640,739
  SELLING, GENERAL AND ADMINISTRATIVE    2,520,506        2,239,431        4,932,092        4,351,917
  PROVISION FOR DOUBTFUL ACCOUNTS          675,000          270,000        1,448,662          345,000
  DEPRECIATION AND AMORTIZATION          1,039,099          515,050        2,049,826          813,151
  RESEARCH AND DEVELOPMENT                 576,060           74,246        1,144,155          345,334
                                        ----------       ----------       ----------       ----------
    TOTAL OPERATING COSTS AND EXPENSES  10,766,071        7,754,174       22,296,242       13,561,931
                                        ----------       ----------       ----------       ----------
OPERATING LOSS                         ( 5,292,482)     ( 4,766,077)     (10,494,479)     ( 8,426,616)
                                        ----------       ----------       ----------       ----------
OTHER INCOME (EXPENSE):
  INTEREST EXPENSE                     ( 5,459,535)     (    37,679)     ( 7,640,577)     (   373,271)
  INTEREST AND OTHER INCOME                 18,172           56,416           63,464          140,724
                                        ----------       ----------       ----------       ----------
    TOTAL OTHER INCOME (EXPENSE)       ( 5,441,363)          18,737      ( 7,577,113)     (   232,547)

LOSS FROM CONTINUING OPERATIONS        (10,733,845)     ( 4,747,338)     (18,071,592)     ( 8,659,163)

LOSS FROM DISCONTINUED OPERATIONS
  (LESS APPLICABLE INCOME TAX PROVISION
  OF $0 FOR THE THREE AND SIX MONTH
  PERIODS ENDED JUNE 30, 1998          (   100,564)     (    95,561)     (   108,006)     (    90,477)
                                        ----------       ----------       ----------       ----------


NET LOSS                              $(10,834,409)    $( 4,842,899)    $(18,179,598)    $( 8,749,640)
                                        ==========       ==========       ==========       ==========

NET LOSS PER COMMON SHARE
  LOSS FROM CONTINUING                $(      0.66)    $(      0.47)    $(      1.14)    $(      0.87)
  LOSS FROM DISCONTINUED               (      0.01)     (      0.01)     (      0.01)     (      0.01)
                                        ----------       ----------       ----------       ----------
    NET LOSS PER COMMON SHARE         $(      0.67)    $(      0.48)    $(      1.15)    $(      0.88)
                                        ==========       ==========       ==========       ==========





















The accompanying notes are an integral part of these consolidated financial statements

                     I-LINK INCORPORATED AND SUBSIDIARIES
           CONSOLIDATED STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
                                 (Unaudited)

                      PREFERRED STOCK         COMMON STOCK                     ADDITIONAL
                   ---------------------- ----------------------   DEFERRED      PAID-IN    ACCUMULATED
                     SHARES     AMOUNT      SHARES      AMOUNT   COMPENSATION    CAPITAL      DEFICIT
                   --------- ------------ ----------- ---------- ------------ ------------ ------------
BALANCE AT
 DECEMBER 31, 1997  119,926  $ 1,199,260  16,036,085   $112,251  $(2,289,765) $ 70,511,697 $(56,984,247)

CONVERSION OF
 PREFERRED STOCK
 INTO COMMON STOCK ( 36,711)  (  367,110)  1,482,391     10,377            -       356,733            -

AMORTIZATION OF
 DEFERRED
 COMPENSATION ON
 STOCK OPTIONS
 ISSUED FOR SERVICES      -           -           -          -       524,027            -            -

FORFEITURE OF STOCK
 OPTIONS ISSUED FOR
 SERVICES                 -           -           -          -       273,595  (   273,595)           -

EXERCISE OF STOCK
 OPTIONS                  -           -     399,540      2,797             -      682,146            -

WARRANTS ISSUED IN
 CONNECTION WITH
 CERTAIN CONVERTIBLE
 NOTES PAYABLE            -           -           -          -             -    7,274,000            -

NET LOSS                  -           -           -          -             -            -  (18,179,598)
                    -------   ---------  ----------    -------    ---------    ----------   ----------
BALANCE AT
 JUNE 30, 1998       83,215  $  832,150 $17,918,016   $125,425  $(1,492,143)  $78,550,981 $(75,163,845)
                    =======   =========  ==========    =======    =========    ==========   ==========

































The accompanying notes are an integral part of these consolidated financial statements

                  I-LINK INCORPORATED AND SUBSIDIARIES
                  CONSOLIDATED STATEMENTS OF CASH FLOWS
                              (Unaudited)

                                               FOR THE SIX MONTHS ENDED JUNE 30
                                                    1998              1997
                                               --------------   --------------
CASH FLOWS FROM OPERATING ACTIVITIES:
  NET LOSS                                      $(18,179,598)    $( 8,749,640)
  ADJUSTMENTS TO RECONCILE NET LOSS TO NET
  CASH USED IN OPERATING ACTIVITIES:
    DEPRECIATION AND AMORTIZATION                  2,049,826          813,431
    PROVISION FOR DOUBTFUL ACCOUNTS                1,448,662          345,000
    PROVISION FOR ASSET VALUATION                          -          213,944
    AMORTIZATION OF DISCOUNT ON NOTES PAYABLE      7,274,000                -
    AMORTIZATION OF DEFERRED COMPENSATION ON
      STOCK OPTIONS ISSUED FOR SERVICES              524,027          200,000
    INTEREST EXPENSE ASSOCIATED WITH ISSUANCE
      OF CONVERTIBLE NOTES                                 -          320,000
  INCREASE (DECREASE) FROM CHANGES IN OPERATING
    ASSETS AND LIABILITIES, NET OF EFFECTS OF
    ACQUISITIONS AND DISPOSITIONS:
      ACCOUNTS RECEIVABLE                        ( 2,298,846)     ( 2,249,589)
      OTHER ASSETS                               (   210,184)     (   214,747)
      ACCOUNTS PAYABLE AND ACCRUED LIABILITIES     2,299,326        4,142,186
  DISCONTINUED OPERATIONS - NONCASH CHARGES
    AND WORKING CAPITAL CHANGES                  (    16,847)         138,687
                                                  ----------       ----------
  NET CASH USED IN OPERATING ACTIVITIES          ( 7,109,634)     ( 5,040,728)
                                                  ----------       ----------
CASH FLOWS FROM INVESTING ACTIVITIES:
  PURCHASES OF FURNITURE, FIXTURES AND EQUIPMENT ( 1,906,659)     (   483,992)
  CASH RECEIVED FROM THE PURCHASE OF I-LINK
    COMMUNICATIONS, INC.                                   -          435,312
  MATURITY OF RESTRICTED CERTIFICATES OF DEPOSIT     533,215                -
  INVESTING ACTIVITIES OF DISCONTINUED OPERATIONS    310,000                -
                                                  ----------       ----------
  NET CASH USED IN INVESTING ACTIVITIES          ( 1,063,444)     (    48,680)
                                                  ----------       ----------
CASH FLOWS FROM FINANCING ACTIVITIES:
  PROCEEDS FROM ISSUANCE OF NOTES
    PAYABLE AND WARRANTS                           7,768,000        2,000,000
  PAYMENT OF LONG-TERM DEBT                      (   709,616)     (    96,293)
  PAYMENT OF CAPITAL LEASE OBLIGATIONS           (    98,732)     (    89,431)
  PROCEEDS FROM EXERCISE OF COMMON STOCK
    WARRANTS AND OPTIONS                             684,943           22,499
  FINANCING ACTIVITIES OF DISCONTINUED OPERATIONS(   170,465)     (    71,208)
                                                  ----------       ----------
  NET CASH PROVIDED BY FINANCING ACTIVITIES        7,474,130        1,765,567
                                                  ----------       ----------
DECREASE IN CASH AND CASH EQUIVALENTS            (   698,948)     ( 3,323,841)
CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD   1,727,855        4,500,227
                                                  ----------       ----------
TOTAL CASH AND CASH EQUIVALENTS AT END
  OF PERIOD                                     $  1,028,907     $  1,176,386
                                                  ==========       ==========
CASH AND CASH EQUIVALENTS AT END OF PERIOD:
  CONTINUING OPERATIONS                         $    930,176     $  1,106,622
  DISCONTINUED OPERATIONS                             98,731           69,764
                                                  ----------       ----------
  TOTAL CASH AND CASH EQUIVALENTS AT END
    OF PERIOD                                   $  1,028,907     $  1,176,386
                                                  ==========       ==========
SUPPLEMENTAL SCHEDULE OF NON-CASH INVESTING
  AND FINANCING ACTIVITIES:
    COMMON STOCK ISSUED IN CONNECTION WITH THE
      ACQUISITION OF I-LINK COMMUNICATIONS, INC. $         -      $ 2,414,583
    COMMON STOCK ISSUED IN CONNECTION WITH THE
      ACQUISITION OF I-LINK WORLDWIDE, INC.                -        8,875,000
    STOCK WARRANTS ISSUED IN CONNECTION WITH
      LITIGATION SETTLEMENT                                -          821,000
    STOCK OPTIONS ISSUED FOR SERVICES                      -        4,400,000

The accompanying notes are an integral part of these consolidated financial statements

                      I-LINK INCORPORATED AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                 _____________


Note 1 - Description of Business, Principles of Consolidation and Liquidity

The consolidated financial statements include the accounts of I-Link Incorporated and its subsidiaries (the "Company"). The Company's principal operation is the development, sale and delivery of enhanced communications products and services utilizing its own private intranet and both owned and leased network switching and transmission facilities. The Company provides unique communications solutions through its use of proprietary technology developed by its wholly-owned subsidiaries I-Link Systems, Inc. (formerly I-Link Worldwide, Inc.), MiBridge, Inc. and Vianet Technologies, Inc. Telecommunications services are marketed primarily through independent representatives to subscribers throughout the United States.

All significant intercompany accounts and transactions have been eliminated in consolidation.

On March 23, 1998, the Company's Board of Directors approved a plan to dispose of the Company's medical services businesses in order to focus its efforts on the sale of telecommunication services and technology licensing. The Company intends to sell all of the assets of the medical services subsidiaries, with the proceeds being used to satisfy outstanding obligations of the medical services subsidiaries. The Company recognized a $1,007,453 loss on disposal of these subsidiaries during the quarter ended December 31, 1997. The results of the medical services operations have been classified as discontinued operations for all periods presented in the Consolidated Statements of Operations. The assets and liabilities of the discontinued operations have been classified in the Consolidated Balance Sheets as "Net assets - discontinued operations". Discontinued operations have also been segregated for all periods presented in the Consolidated Statements of Cash Flows.

The interim financial data are unaudited; however, in the opinion of the management of the Company, the interim data includes all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of (a) the results of operations for the three-month and six-month periods ended June 30, 1998 and 1997, (b) the financial position at June 30, 1998, and (c) cash flows for the six-month periods ended June 30, 1998 and 1997. The year-end balance sheet was derived from audited financial statements, but does not include all disclosures required by generally accepted accounting principles. The financial statements should be read in conjunction with the Company's annual report on Form 10-K for the year ended December 31, 1997 and its quarterly report on Form 10-Q for the three months ended March 31, 1998.

The results of operations for the three-month and six-month periods ended June 30, 1998 are not necessarily indicative of those to be expected for the entire year.

The Company incurred a net loss from continuing operations of $18,071,592 and $10,733,845 for the six and three-month periods ended June 30, 1998, and as of June 30, 1998 had an accumulated deficit of $75,163,845 and negative working capital of $14,123,371. The Company anticipates that revenues generated from its continuing operations will not be sufficient during 1998 to fund its ongoing operations, the continued expansion of its private telecommunications network facilities, and anticipated growth in subscriber base. To provide a portion of the required capital, the Company has entered into two financing arrangements (see Note 4). In January 1998, the Company signed a term loan agreement with Winter Harbor providing aggregate borrowings of $5.768 million. During the second quarter of 1998, Winter Harbor increased its loan to the Company by an additional $2.0 million. On July 9, 1998 the Company obtained a $10 million equity investment from JNC Opportunity Fund Ltd. ("JNC"). The Company anticipates that additional funds will be necessary from public or private financing markets to fund continued operations and to successfully integrate and finance the planned expansion of the business communications services and to discharge the financial obligations of the Company.

                      I-LINK INCORPORATED AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                 _____________


Note 2 - Summary of Significant Accounting Policies

Net loss per share

The Company has adopted SFAS No. 128, "Earnings per Share" for 1998 and 1997. The standard requires presentation of basic and diluted earnings per share. Basic earnings per share is computed based on the weighted average number of common shares outstanding during the period. Options, warrants, convertible preferred stock and convertible debt are included in the calculation of diluted earnings per share, except when their effect would be anti-dilutive. As the Company had a net loss from continuing operations for the six-month and three-month periods ended June 30, 1998 and 1997, basic and diluted loss per share are the same.

Basic and diluted loss per common share were calculated as follows:

                                       THREE MONTHS ENDED JUNE 30,       SIX MONTHS ENDED JUNE 30,
                                     --------------------------------  --------------------------------
                                            1998           1997             1998             1997
                                     ---------------  ---------------  ---------------  ---------------
Loss from continuing operations       $(10,733,845)    $( 4,747,338)    $(18,071,592)    $( 8,659,163)
Cumulative preferred stock
  dividends not paid in the
  current period                       (   540,460)     (   288,776)     (   902,224)     (   577,923)
                                        ----------       ----------       ----------       ----------
Loss from continuing operations
  applicable to common stock          $(11,274,305)    $( 5,036,114)    $(18,973,816)    $( 9,237,086)
                                        ==========       ==========       ==========       ==========
Loss from discontinued operations     $(   100,564)    $(    95,561)    $(   108,006)    $(    90,477)
                                        ==========       ==========       ==========       ==========
Weighted average shares outstanding     17,102,887       10,627,597       16,616,545       10,617,597
                                        ==========       ==========       ==========       ==========
Loss from continuing operations       $(      0.66)    $(      0.47)    $(      1.14)    $(      0.87)
Loss from discontinued operations      (      0.01)     (      0.01)     (      0.01)     (      0.01)
                                        ----------       ----------       ----------       ----------
Net loss per common share             $(      0.67)    $(      0.48)    $(      1.15)    $(      0.88)
                                        ==========       ==========       ==========       ==========

Recently issued financial accounting standards

Effective January 1, 1998, the Company adopted Statement of Financial Accounting Standards ("SFAS") No. 130, "Reporting Comprehensive Income," which requires the prominent display of comprehensive income and its components. There were no items of other comprehensive income during the periods being reported on and accordingly, no additional disclosures are required. Also effective for the year ended December 31, 1998 the Company will adopt Statement of Financial Accounting Standards No. 131, "Disclosures About Segments of an Enterprise and Related Information." SFAS No. 131 establishes standards for reporting information about operating segments in annual and interim financial statements. Interim disclosures are not required in the year of adoption. The Company does not expect that the effect on year-end disclosures, if any, that SFAS No. 131 will have on its financial statements will be significant.

In addition, the Accounting Standards Executive Committee issued Statement of Position No. 98-1 (SOP 98-1), "Accounting for the Cost of Computer Software Developed or Obtained for Internal Use". The SOP was issued to address the diversity in practice regarding whether and under what conditions the costs of internal-use software should be capitalized. SOP 98-1 is effective for financial statements for years beginning after December 15, 1998. The Company has not determined the effect which SOP 98-1 will have on its consolidated financial position or results of operations.

Reclassifications

Certain balances in the June 30, 1997 financial statements have been reclassified to conform to the current year presentation. These changes had no effect on previously reported net loss, total assets, liabilities or stockholders' equity.

                      I-LINK INCORPORATED AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                 _____________


Note 3 - Discontinued Operations

Net assets of the Company's discontinued operations (excluding intercompany balances which have been eliminated against the net equity of the discontinued operations) are as follows as of June 30, 1998 and December 31, 1997:

                                                    1998             1997
                                                 (Unaudited)
                                               --------------   --------------
Assets:
  Current assets:
    Cash and cash equivalents                   $    98,731      $    84,050
    Accounts receivable                           1,126,786        1,033,376
    Inventory                                       555,291          555,939
    Other                                            26,882           24,951
                                                  ---------        ---------
      Total current assets                        1,807,690        1,698,316

  Furniture, fixtures and equipment, net            415,496          958,153
  Intangible assets                                 391,757          391,757
  Other non-current assets                            7,996            8,706
                                                  ---------        ---------
      Total assets                                2,622,939        3,056,932
                                                  ---------        ---------
Liabilities:
  Current liabilities:
    Accounts payable and accrued liabilities      1,681,886        1,781,541
    Notes payable                                   241,661          412,126
                                                  ---------        ---------
      Total current liabilities                   1,923,547        2,193,667

  Other liabilities                                 212,021          267,888
                                                  ---------        ---------
      Total liabilities                           2,135,568        2,461,555
                                                  ---------        ---------
Net assets - discontinued operations             $  487,371       $  595,377
                                                  =========        =========

Revenues of the discontinued operations were $375,063 and $962,928 and $582,298 and $1,179,555 for the three-month and six-month periods ending June 30, 1998 and 1997, respectively.


Note 4 - Capital Financing

During the first and second quarters of 1998 the Company obtained an aggregate of $7.768 million in new interim debt financing from Winter Harbor, LLC As consideration for Winter Harbor's commitment to make the loan, the Company agreed to issue 6,740,000 warrants to purchase common stock of the Company at exercise prices ranging from $5.50 to $7.22 based upon 110% of the closing price of the common stock on the day loan funds were advanced. The warrants have exercise periods of 7.5 years from issuance. The Company also agreed to extend the exercise period on all warrants previously issued to Winter Harbor (10,800,000) to seven and one-half years. Pursuant to the terms of the loan agreement with Winter Harbor, the initial borrowings of $5,768,000 were payable upon demand by Winter Harbor no earlier than May 15, 1998, and were collateralized by essentially all of the assets of the Company's subsidiaries. Because the loan was not repaid by May 15, 1998, the total loan, including additional borrowings of $2,000,000 obtained in the second quarter, continues on a demand basis with interest accruing at prime plus four percent. Additionally, Winter Harbor has the right to elect at any time until the loan is repaid to convert the unpaid balance of the loan into additional shares of the Company's Series M Preferred Stock, reduce the exercise price of the 6,740,000 Loan Warrants to $2.50 per share, and receive an additional 5,000,000 warrants to purchase common stock of the Company at an exercise price of $2.50 per share.

                      I-LINK INCORPORATED AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                 _____________


Note 4 - Capital Financing, continued

During the six-month period ended June 30, 1998, the Company recorded $7,274,000 as a discount against the new debt representing the relative fair value attributed to the new warrants, the change of the exercise period on prior warrants and the equity instruments associated with the assumed conversion of the debt into equity. The debt discount was amortized over the original terms of the respective borrowings. Amortization of debt discount was $7,274,000 and $5,213,000 for the six-month and three-month periods ended June 30, 1998.

In March 1998 the Company entered into a written agreement with a private investor under which the investor agreed to provide to the Company a credit facility of $10 million to $20 million. Subsequently, the investor defaulted on its obligations to make the loans to the Company in the time-frames provided for in the agreement. Despite continued representations from the investor that it intends to provide the funding to the Company, the investor remains in default. The Company has declared the investor in breach of the written agreement.

On July 9, 1998 the Company obtained a $10 million equity investment, net of $530,000 in closing costs, from JNC Opportunity Fund Ltd. ("JNC"). The terms of the equity investment were amended on July 28, 1998. Under the original terms of the equity investment, JNC purchased shares of the Company's newly created 5% Series E Convertible Preferred Stock (the "Series E Preferred Stock"), which were convertible into the Company's common shares at a conversion price of the lesser of 110% of the market price of the Company's publicly traded common shares as of the date of closing, and 90% of the market price at the time of conversion. In addition, JNC obtained a warrant to purchase 275,000 shares of the Company's common stock at an exercise price equal to 120% of the market price of the Company's publicly traded common shares as of the date of closing. On July 28, 1998, the terms of the equity investment were amended to provide a floor to the conversion price, and to effect the amendment the Company created a 5% Series F Convertible Preferred Stock (the "Series F Preferred Stock") with which the Series E Preferred Shares originally issued to JNC were exchanged. Pursuant to the amendment, the Series F Preferred Shares are convertible into common shares at a conversion price of the lesser of $4.00 per common share or 87% of the market price of the Company's common shares at the time of conversion, subject to a $2.50 floor. In the event the market price remains below $2.50 for five consecutive trading days, the floor will be re-set to the lower rate, provided, however, that the floor shall not be less than $1.25. JNC also received an additional warrant to purchase 100,000 shares of the Company's common stock at an exercise price of $4.00 per common share. The Series F Preferred shares may be converted at any time, are automatically converted at the end of three years, and are subject to specific provisions that would prevent any issuance of I-Link common stock at a discount if and to the extent that such shares would equal or exceed in the aggregate 20% percent of the number of common shares outstanding prior to the July 9, 1998 $10 million placement absent shareholder approval as contemplated by the NASDAQ Stock Market Non-Quantitative Designation Criteria. In addition, the Company is required to use the net proceeds from the sale of the Series F Preferred Stock for working capital purposes, except for up to $4 million which can be used in part to retire indebtedness owed to Winter Harbor LLC and to satisfy the Company's arbitration settlement with MCI Communications, Inc.

In addition, the Company issued warrants to purchase 75,000 shares of the Company's common stock at a price of $4.89 per share to two individuals as a brokerage fee in connection with the JNC equity investment.


Note 5 - Income Taxes

The Company recognized no income tax benefit from the losses generated in the first quarter of 1998 and 1997 because of the uncertainty of the realization of the related deferred tax asset.


Note 6 - Legal Proceedings

On May 12, 1998, I-Link and MCI Telecommunications, a unit of MCI Communications Corp., agreed to a settlement of the arbitration action filed in November 1997 by I-Link against MCI and a related counterclaim by MCI against I-Link.
Pursuant to the terms of the settlement all claims and counterclaims shall be dismissed, I-Link shall pay to MCI over a six-month period the sum of $2,083,425

                      I-LINK INCORPORATED AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                 _____________


Note 6 - Legal Proceedings, continued

representing agreed actual long-distance usage (previously accrued in the financial statements) by I-Link prior to the termination of its relationship with MCI, and payment on the Company's existing note payable to MCI (outstanding principal balance as of June 30, 1998 of approximately $2.39 million) will be restructured to provide for a fixed monthly payment of $250,436 over the term of the note, in place of the original escalating monthly payment schedule.


Note 7 - Commitments

Employment and consulting agreements

The Company has entered into employment and consulting agreements with two consultants and eleven of its employees, primarily executive officers and management personnel. These agreements generally continue over the entire term unless terminated by the employee or consultant of the Company, and provide for salary continuation for a specified number of months. Certain of the agreements provide additional rights, including the vesting of unvested stock options in the event a change of control of the Company occurs or termination of the contract without cause. The agreements contain non-competition and confidentiality provisions. As of June 30, 1998, if the contracts were to be terminated by the Company, the Company's liability for salary continuation would be approximately $1,700,000.

Purchase commitments

The Company has commitments to purchase long-distance telecommunications capacity on lines from a national provider in order to provide long-distance telecommunications services to the Company's customers who reside in areas not yet serviced by the Company's dedicated telecommunications network. The Company's escalating minimum monthly commitments range from between $750,000 and $1,200,000 over the term of the agreement which expires in December 1999. If the agreement were terminated prior to December 1999, the Company would be obligated to pay 50% of the remaining monthly minimum usage amounts.


Note 8 - Termination of Marketing Agreement

During the second quarter of 1998, the Company terminated its telecommunications marketing agreement with its principal reseller account as the Company decided to concentrate its resources on lines of business which produce higher profit margins. Revenues from subscribers signed up by this reseller account represented approximately 21 percent of total telecommunication services revenues for the quarter ended March 31, 1998. While revenues (and related expenses) from this reseller account ended in the second quarter of 1998, it is anticipated that future growth in the Network Marketing Channel will exceed the lost revenues such that total revenues will continue to grow.

       NO DEALER, SALESMAN OR ANY
 OTHER PERSON HAS BEEN AUTHORIZED           439,315 SHARES OF COMMON STOCK
 IN CONNECTION WITH THIS OFFERING               ISSUABLE AS DIVIDENDS
    TO GIVE ANY INFORMATION OR TO
   MAKE ANY REPRESENTATIONS OTHER
     THAN THOSE CONTAINED IN THIS
 PROSPECTUS.  THE PROSPECTUS DOES
     NOT CONSTITUTE AN OFFER OR A
 SOLICITATION IN ANY JURISDICTION
      TO ANY PERSON TO WHOM IT IS
UNLAWFUL TO MAKE SUCH AN OFFER OR
       SOLICITATION.  NEITHER THE
  DELIVERY OF THIS PROSPECTUS NOR
   ANY SALE MADE HEREUNDER SHALL,
  UNDER ANY CIRCUMSTANCES, CREATE
    AN IMPLICATION THAT THERE HAS
            BEEN NO CHANGE IN THE            I-LINK INCORPORATED
  CIRCUMSTANCES OF THE COMPANY OR
 THE FACTS HEREIN SET FORTH SINCE
                 THE DATE HEREOF.

                TABLE OF CONTENTS
                               PAGE
          AVAILABLE INFORMATION   2
             PROSPECTUS SUMMARY   2
                   RISK FACTORS   5                ______________
                    THE COMPANY  14
                USE OF PROCEEDS  15                  PROSPECTUS
                 CAPITALIZATION  15                ______________
                DIVIDEND POLICY  16
    MANAGEMENT'S DISCUSSION AND
                       ANALYSIS  16
        BUSINESS OF THE COMPANY  24
        DESCRIPTION OF PROPERTY  35
              LEGAL PROCEEDINGS  36
                     MANAGEMENT  36
         EXECUTIVE COMPENSATION  38
      CERTAIN RELATIONSHIPS AND                 September[__], 1998
           RELATED TRANSACTIONS  44
  SECURITY OWNERSHIP OF CERTAIN
          BENEFICIAL OWNERS AND
                     MANAGEMENT  46
  MARKET FOR THE COMMON STOCK
AND RELATED SHAREHOLDER MATTERS  47
            RECENT TRANSACTIONS  48
      DESCRIPTION OF SECURITIES  50
           PLAN OF DISTRIBUTION  51
                  LEGAL MATTERS  51
                        EXPERTS  52
  INDEX TO FINANCIAL STATEMENTS  F-1

                                PART II

                INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 13.  OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

The estimated expenses to be incurred by the Company in connection with the registration of the securities subject of this registration statement, other than underwriting discounts and commissions, are estimated as follows:

     SEC Registration Fee                          $   446

     Printing and Engraving Expenses                 2,000

     Registrant's Counsel Fees and Expenses         20,000

     Accountant's Fees and Expenses                 10,000

     Miscellaneous Expenses                          2,000
                                                    ------
     Estimated Total                               $34,446
                                                    ======

Item 14.  Indemnification of Directors and Officers.

Section 607.0850 of the Florida Business Corporation Act empowers a corporation to indemnify any person who was or is a party to a proceeding by reason of the fact that he was or is an officer, director, employee or agent of the corporation against liability incurred in connection with such proceeding. Such person must have acted in good faith and in a manner reasonably believed to be in or not opposed to, the best interests of the corporation. With respect to any criminal proceeding, such person must have had no reasonable cause to believe his conduct was unlawful. Any such indemnification may only be made upon a determination by the corporation that such indemnification is proper because the person met the applicable standard of conduct.

The Florida Business Corporation Act provides further that the indemnification permitted thereunder is not exclusive; provided, however, indemnification is not permitted to be made on behalf of any such person if a judgment or final adjudication establishes (i) a violation of the criminal law unless such person had reasonable cause to believe his conduct was lawful or no reasonable cause to believe his conduct was unlawful; (ii) such person derived an improper personal benefit from the transaction; (iii) as to any director such proceeding arose from an unlawful distribution under Section 607.0834; or (iv) willful misconduct or a conscious disregard for the best interests of the corporation in a proceeding by the corporation or a shareholder.

The Company's Bylaws provide that the Company shall indemnify any such person to the fullest extent provided by law and empowers the Company to purchase and maintain insurance on behalf of any such person.

The Company previously entered into indemnification agreements in 1988 with certain officers and directors of the Company for indemnification against expenses (including attorneys' fees, through all proceedings, trials, and appeals), judgments, and amounts paid in settlement actually and reasonably incurred in connection with any threatened, pending, or contemplated action, suit, or proceeding, whether civil, criminal, administrative, or investigative, arising from any actual or alleged breach of duty, neglect, effort, or other action taken or omitted, solely in the capacity as an officer and/or a director of the Company; provided that no indemnification will be made in respect of any acts or omissions (a) involving gross negligence or willful misconduct, (b) involving libel or slander, or (c) based upon or attributable to gaining, directly or indirectly, any profit or advantage to which he was not legally entitled.

INSOFAR AS INDEMNIFICATION FOR LIABILITIES ARISING UNDER THE SECURITIES ACT MAY BE PERMITTED TO DIRECTORS, OFFICERS OR PERSONS CONTROLLING THE COMPANY PURSUANT TO THE FOREGOING PROVISIONS, THE COMPANY HAS BEEN INFORMED THAT IN THE OPINION OF THE SECURITIES AND EXCHANGE COMMISSION, SUCH INDEMNIFICATION IS AGAINST PUBLIC POLICY AS EXPRESSED IN THE SECURITIES ACT AND IS THEREFORE UNENFORCEABLE.

Other Arrangements

The Company maintains a "claims made" officers and directors liability insurance policy with coverage limits of $3,000,000 and a maximum $100,000 deductible amount for each claim.

Item 15.  Recent Sales of Unregistered Securities.

The Registrant has issued the following unregistered securities during the past three years:

Pursuant to the issuance of a $200,000 promissory note by I-Link to Scott
Cook in 1996, the Company issued a common stock purchase option covering 100,000 shares of the Company's common stock. The option is exercisable at a price of $1.00 and expires on December 31, 1999.

In February 1996, in connection with the purchase of all of the issued and outstanding shares of I-Link Worldwide Inc., the Company issued an aggregate of 4,000,000 shares of Common Stock to the owners of I-Link Worldwide Inc.

In February 1996, in connection with loans, the Company issued a Series II Non-Negotiable 10% Convertible Promissory Note in the principal amount of $50,000 to Joseph Wong and a Series III Non-Negotiable 10% Convertible Promissory Note in the principal amount of $50,000 to Trident I, LLC Each of the holders of the notes converted $5,000 of the principal amount of the notes to 70,000 shares of Common Stock in June 1996.

In February 1996, the Company completed a private placement of $1,000,000 in aggregate principal amount of convertible promissory notes (the "10% Notes"). Up to $1,250 of each $50,000 in principal amount of the 10% Note was convertible at any time at the option of the holder, into an aggregate of 350,000 shares of Common Stock at the rate of approximately $.0714 per share, subject to certain anti-dilution adjustments; and such principal amount was converted to Common Stock in August 1996. Commonwealth served as the placement agent for the offering.

In April 1996 the Company approved the issuance of 1,000,000 options to John Edwards at an option price of $7.00 per share as part of his employment agreement. The options vest over a three year period and expire in 2006.

In June 1996, the Company completed a private placement of $375,000 in principal amount of Non-Negotiable 8% Promissory Notes and Common Stock Purchase Warrants to purchase 120,000 shares of Common Stock at an exercise price of $4.00 per share. Commonwealth served as the placement agent for the offering.


On July 1, 1996 the Company approved the issuance of options to purchase 1,500,000 and 500,000 shares of common stock to Clay Wilkes and Alex Radulovic respectively as part of their employment agreements. Each option has an exercise price of $7.00 per share, vesting in 25% increments in the event that the average closing bid price of a share of the Company's common stock for five consecutive trading days exceeds $10, $15, $20 and $25, respectively. Each option becomes exercisable (to the extent vested) on June 30, 1997, vests in its entirety on June 30, 2001 and lapses on June 30, 2002.

In August 1996, Commonwealth Associates, the Placement Agent for the
Company's offering of Class C Preferred Stock and 8% Convertible Notes, designated Joseph Cohen as its nominee for election to the Board of Directors. Commonwealth Associates was also granted, in connection with such offering, the right to approve the Company's selection of a second outside director to be nominated for election at the next annual or special meeting of stockholders. Mr. Cohen serves as a Class II Director of the Company and a member of the Finance, Compensation and Audit Committees of the Board of Directors. The Company issued options to purchase 64,000 shares of Common Stock to Mr. Cohen, exercisable at the fair market value of the common stock on September 30, 1996 of $5.25. Of such options, 24,000 vested and became exercisable immediately upon grant, 20,000 vested and became exercisable on the first anniversary of the grant, and 20,000 shall vest and become exercisable on the second anniversary of the grant.

In August 1996, William Flury, Vice President of Sales & Marketing of
I-Link loaned I-Link the sum of $100,000. The loan plus a loan origination fee of $5,000 was repaid in September 1996. In connection with such loan, the Company agreed to issue Mr. Flury a warrant to purchase 5,000 shares of Common Stock at $2.50 per share, which expires in August of 1998.

In August 1996, John Edwards, President and Chief Executive Officer of
I-Link loaned I-Link the sum of $131,250 (including a $6,250 original issue discount), which was repaid in August 1996. In connection with such loan, the Company agreed to issue Mr. Edwards a warrant to purchase 25,000 shares of Common Stock at $4.875 per share, which expires in August 1998.

John Edwards agreed to amend his employment contract on August 21, 1996, which reduced his salary. In consideration of the salary reduction, the Company granted to him options, which vested immediately, to purchase 250,000 shares of common stock for 10 years at an exercise price of $4.875 per share which was based on the closing price of the stock at grant date.

On September 6, 1996, the Company closed a private placement of 240,000 shares of Class C Preferred Stock, $10 par value per share. In addition, the Company issued $717,000 of principal amount of Convertible Promissory Notes payable on April 1, 1997 (the "Maturity Date") and bearing interest at 8% per annum (previously defined as the "Convertible Notes"). The unpaid principal amount of a Convertible Note will be automatically converted into shares of Class C Preferred Stock at any time prior to the close of business on the Maturity Date at the rate of $60 per share of Class C Preferred Stock upon certain conditions being met. Commonwealth acted as the placement agent for the Class C Offering.

In September 1996, the Company closed a private placement offering of Class
C Preferred Stock. As a result of this transaction, the Company issued a warrant to purchase 750,000 shares of its Common Stock at an exercise price of $2.50 per share as compensation to the Placement Agent. These warrants expire on August 20, 2001.

In October 1996 the Company agreed to issue 250,000 shares of common stock each to William Flury and Karl Ryser Jr. pursuant to their employment agreements. The options were issued at $4.41 based on the closing price of the stock at grant date. The options vest quarterly over a three-year period and expire in 2000.

During 1996, the Company issued 343,000 options to employees at a price equal to the closing stock price on the grant date. The options vest quarterly over a three-year period and expire in 10 years.

During 1996, the Company issued 120,000 warrants to non-employees at $4.00 per share. The warrants expire in 1999.

In January 1997, the Company entered into a Share Exchange Agreement with Family Telecommunications Incorporated (subsequently renamed I-Link Communications, Inc. and referred to herein as "ILC") pursuant to which the Company acquired the outstanding stock of ILC in exchange for 400,000 shares of Common Stock of the Company subject to the satisfaction of certain conditions.

During 1997, the Company issued options to purchase 1,210,000 shares of common stock to non-employees at exercise prices ranging from $4.875 to $8.438, which was based on the closing price of the stock at the grant date. The options must be exercised within ten years of the grant date.

During 1997, the Company issued non-qualified options to purchase 2,200,000 shares of common stock to certain executive employees at exercise prices ranging from $4.875 to $5.188, which was based on the closing price of the stock at the grant date. The options must be exercised within ten years of the grant date.

In April 1997, the Company agreed to issue to the Hardy Group warrants to purchase an aggregate of 175,000 shares of Common Stock, in connection with the Settlement Agreement between JW Charles and the Company.

In June 1997, the Company agreed to issue to Winter Harbor, LLC ("Winter Harbor") warrants (the "WH Loan Warrants") to purchase up to 500,000 shares of Common Stock in connection with a loan by Winter Harbor to the Company.

In August 1997, the Company amended its loan arrangements with Winter
Harbor such that the total amount of indebtedness was increased thereunder. In connection with such amendment, the Company issued an additional 300,000 warrants to purchase Common Stock to Winter Harbor.

In August 1997, the Company executed an agreement with MiBridge, Inc.
pursuant to which the Company agreed to acquire MiBridge. The closing of the MiBridge Acquisition occurred on September 2, 1997. The Company agreed it would issue to the shareholders of MiBridge, as consideration for the purchase of all outstanding MiBridge equity securities, (i) an aggregate $2,000,000 in cash, payable in quarterly installments for two years, and (ii) an aggregate 1,000 shares of convertible Series D Preferred Stock. As of August 19, 1998, all 1,000 shares of Series D Preferred Stock had been converted into an aggregate of 1,092,174 shares of Common Stock.

The Company and Winter Harbor executed a Securities Purchase Agreement, dated as of September 30, 1997 and providing for a closing on October 10, 1997, pursuant to which Winter Harbor invested $12,100,000 in a new series of the

Company's convertible preferred stock (the "Series M Preferred Stock"). Winter Harbor purchased approximately 2,545 shares of Series M Preferred Stock (convertible into 2,545,000 shares of Common Stock) for an aggregate cash consideration of approximately $7,000,000 (equivalent to $2.75 per share of Common Stock). The agreement with Winter Harbor also provided for purchase of approximately 1,855 additional shares of Series M Preferred Stock (convertible into 1,855,000 shares of Common Stock). Such additional shares of Series M Preferred Stock were paid for by converting the $5,000,000 outstanding principal balance plus approximately $100,000 accrued interest due under the Note. As additional consideration for its equity financing commitments, Winter Harbor was issued additional warrants by the Company to acquire (a) 2,500,000 shares of Common Stock at an exercise price of $2.75 per share (the "Series A Warrants"),
(b) 2,500,000 shares of Common Stock at an exercise price of $4.00 per share (the "Series B Warrants") and (c) 5,000,000 share of Common Stock at an exercise price of $4.69 (the "Series C Warrants"). The respective exercise prices for the Series A Warrants, the Series B Warrants and the Series C Warrants (collectively, the "Investment Warrants") shall be subject to adjustment. The Series A Warrants will be exercisable at any time for thirty months from the date of issuance, and the Series B Warrants and Series C Warrants will be exercisable at any time for sixty months from the date of issuance. All of the Investment Warrants (i) will have demand registration rights and anti-dilution rights and (ii) will contain cashless exercise provisions.

During the first and second quarters of 1998 the Company obtained an aggregate of $7.768 million in new interim debt financing from Winter Harbor. As consideration for Winter Harbor's commitment to make the loan, the Company agreed to issue 6,740,000 warrants to purchase common stock of the Company at exercise prices ranging from $5.50 to $7.22 based upon 110% of the closing price of the common stock on the day loan funds were advanced. The warrants have exercise periods of 7.5 years from issuance. The Company also agreed to extend the exercise period on all warrants previously issued to Winter Harbor (10,800,000) to seven and one-half years. Additionally, Winter Harbor has the right to elect at any time until the loan is repaid to convert the unpaid balance of the loan into additional shares of the Company's Series M Preferred Stock, reduce the exercise price of the 6,740,000 Loan Warrants to $2.50 per share, and receive an additional 5,000,000 warrants to purchase common stock of the Company at an exercise price of $2.50 per share.

On June 30, 1998, the Company entered into an agreement with JNC
Opportunity Fund Ltd. ("JNC") by which it obtained a $10,000,000 equity investment which resulted in net proceeds to the Company of $9,470,000. The terms of the equity investment were amended on July 28, 1998. Under the original terms of the equity investment, JNC purchased shares of the Company's newly created 5% Series E Convertible Preferred Stock (the "Series E Preferred Stock"), which were convertible into the Company's common shares at a conversion price of the lesser of 110% of the market price of the Company's publicly traded common shares as of the date of closing, and 90% of the market price at the time of conversion. In addition, JNC obtained a warrant to purchase 250,000 shares of the Company's common stock at an exercise price equal to 120% of the market price of the Company's publicly traded common shares as of the date of closing. On July 28, 1998, the terms of the equity investment were amended to provide a floor to the conversion price, and to effect such amendment the Company created the 5% Series F Convertible Preferred Stock (the "Series F Preferred Stock") with which the Series E Preferred Shares originally issued to JNC were exchanged. Pursuant to the amendment, the Series F Preferred Shares are convertible into common shares at a conversion price of the lesser of $4.00 per common share or 87% of the market price of the Company's common shares at the time of conversion, subject to a $2.50 floor. In the event the market price remains below $2.50 for five consecutive trading days, the floor will be re-set to the lower rate, provided, however, that the floor shall not be less than $1.25. JNC also received an additional warrant to purchase 100,000 shares of the Company's common stock at an exercise price of $4.00 per common share. The Series F Preferred shares may be converted at any time, are automatically converted at the end of three years, and are subject to specific provisions that would prevent any issuance of I-Link common stock at a discount if and to the extent that such shares would equal or exceed in the aggregate 20% percent of the number of common shares outstanding prior to the recent $10,000,000 placement absent shareholder approval as contemplated by the NASDAQ Stock Market
Non-Quantitative Designation Criteria.   In addition, the Company is required to
use the net proceeds from the sale of the Series F Preferred Stock for working capital purposes, except for up to $4 million which can be used in part to retire indebtedness owed to Winter Harbor, LLC and to satisfy the Company's arbitration settlement with MCI Communications, Inc.

In addition, the Company issued warrants to purchase 75,000 shares of the Company's common stock at a price of $4.89 per share to two companies as a brokerage fee in connection with the JNC equity investment.

     The Company believes that the transactions set forth above were exempt from registration with the Commission pursuant to Section 4(2) of the Securities Act as transactions by an issuer not involving any public offering. The February, June and September 1996 placements were made in reliance upon a claim of exemption pursuant to Rule 506 of Regulation D. Additionally, all of the participants in the February, June and September 1996 private placements were accredited investors. Except as disclosed above, no broker-dealer or underwriter was involved in the foregoing transactions. All certificates representing such securities have been or will be appropriately legended.

Item 16.  Exhibits.

The following exhibits are filed as part of this Registration Statement:

 NUMBER      TITLE OF EXHIBIT

 2.1(5) Joint Venture Interest Purchase Agreement, effective October 1, 1994 between Medcross, Inc. and Urology Ultrasound, Inc.
 2.2(7)    Stock Purchase Agreement, dated February 13, 1996, by
           and among Medcross, Inc, I-Link, Ltd., and GNet
           Enterprises, Inc.
 2.3(11) Share Exchange Agreement for the Acquisition of Family Telecommunications Incorporated by Medcross, Inc.,
           effective as of January 1, 1997.
 3.1(10)   Amended and Restated Articles of Incorporation of the
           Company, as further amended.
 3.2(3)    Bylaws of the Company, as amended.
 3.3(8)    Articles of Incorporation of I-Link Worldwide Inc.
 3.4(8)    Bylaws of I-Link Worldwide Inc.
 3.5(12)   Articles of Incorporation of Family Telecommunications
           Incorporated and Articles of Amendment to the Articles
           of Incorporation.
 3.6(12)   Bylaws of Family Telecommunications Incorporated.
 3.7(19)   Articles of Amendment to the Amended and Restated
           Articles of Incorporation of the Company.
 4.1(1)    Specimen Common Stock Certificate.
 4.2(6)    Common Stock Purchase Option to Purchase Common Shares
           of Medcross, Inc., issued to Jason H. Pollak, dated
           October 18, 1995.
 4.3(8)    Common Stock Purchase Option to Purchase Common Shares
           of Medcross, Inc., issued to Scott Cook, dated October 18, 1995.
 4.4(12)   Placement Agent's Common Stock Warrant Agreement and Certificate.
 4.5(12)   Consultant's Common Stock Warrant Agreement and Certificate.
 4.7(13)   Option to purchase 160,000 shares of Class A Convertible
           Preferred Stock of Medcross, Inc., granted by Four M
           International, Ltd. to Commonwealth, dated February 21, 1996.
 4.8(17)   Form of Hardy Group Warrant to purchase 175,000 shares
           of Common Stock.
 4.9(16)   Securities Purchase Agreement by and between the Company
           and Winter Harbor, LLC, dated as of September 30, 1997.
 4.10(16)  Form of Registration Rights Agreement by and between the
           Company and Winter Harbor, LLC, which constitutes
           Exhibit C to the Purchase Agreement.
 4.11(16) Form of Shareholders Agreement by and among the Company and Winter Harbor, LLC and certain holders of the Company's securities, which constitutes Exhibit D to the Purchase Agreement.
 4.12(16)  Form of Warrant Agreement by and between Medcross, Inc.
           and Winter Harbor, LLC, which constitutes Exhibit F
           to the Purchase Agreement.
 4.13(14) Warrant Agreement dated as of June 6, 1997, by and between the Company and Winter Harbor, LLC; and related Warrant Certificate.
 5.1       Opinion of De Martino Finkelstein Rosen & Virga, to be filed by amendment
 10.1(4)*  Director Stock Option Plan.
 10.2(2)*  Executive Stock Option Plan.
 10.3(8)*  Employment Agreement, dated February 4, 1996, between
           Medcross, Inc. and Henry Y.L. Toh.
 10.4(8)*  Employment Agreement, dated January 1, 1996, between
           Medcross, Inc. and Dorothy L. Michon.
 10.6(8)*  Employment Agreement, dated February 14, 1996, between
           I-Link Worldwide Inc. and Alex Radulovic.
 10.7(8)*  Employment Agreement, dated January 1, 1996, between
           Medcross, Inc. and Stephanie E. Giallourakis.
 10.8(8)*  1995 Director Stock Option and Appreciation Rights Plan.
 10.9(8)*  1995 Employee Stock Option and Appreciation Rights Plan.
 10.10(8)* Employment Agreement, dated April 8, 1996, between
           I-Link Worldwide Inc. and John W. Edwards.
 10.11(9)  Consulting Agreement, effective January 1, 1996, by and between Windy City, Inc. and the Company.
 10.12(10) Agreement for Terminal Facility Collocation Space, dated June 21,
           1996, by and between I-Link Worldwide Inc. and MFS Telecom, Inc. 10.13(12) Consulting Agreement dated August 21, 1996 between the
           Company and Commonwealth Associates.
 10.14(12) Sales Agency Agreement dated July 1, 1996 between the
           Company and Commonwealth Associates and Amendment No. 1 thereto. 10.15(12) Commercial Lease dated May 21, 1996 between I-Link Worldwide Inc. and
           Draper Land Partnership II and First Amendment dated July 22, 1996. 10.16(17) Commercial Lease dated September 11, 1996 between I-Link
           Worldwide Inc. and Draper Land Partnership II.
 10.17(17)*Employment Agreement dated October 15, 1996,
            between I-Link Worldwide Inc. and Karl S. Ryser, Jr.
 10.18(12) Term Lease Master Agreement dated May 19, 1996 by and between IBM Credit Corporation and I-Link Worldwide Inc. 10.19(12)*1997 Recruitment Stock Option Plan.
 10.20(12) Lease Agreement dated July 1, 1996 between Broadway
           Associates and ILC Communications.
 10.21(12 )Lease Between Phoenix City Square Partnership and Robert
           W. Edwards and Denise A. Edwards dated March 18, 1996.
 10.22(12) Carrier Agreement between MCI Telecommunications
           Corporation and ILC, Inc. dated August 26, 1996.
 10.23(12) Strategic Member Reseller Agreement between I-Link
           Worldwide Inc. and WealthNet Incorporated dated January 31, 1997. 10.24(12) Settlement Agreement between WealthNet Incorporated and
           Family Telecommunications Incorporated dated January 29, 1997. 10.25(17)*Employment Agreement, dated as of September 2,
           1997, between Medcross, Inc. and Dror Nahumi.
 10.26(17) Plan and Agreement of Merger of MiBridge, Inc. with and into I-Link
           Mergerco, Inc., a wholly-owned subsidiary of Medcross, Inc., dated as of August 12, 1997, by and among Medcross, Inc., I-Link Mergerco,
            Inc., MiBridge, Inc. and the stockholders of MiBridge, Inc. 10.27(18)*Employment Agreement dated August 29, 1997, between I-Link Worldwide, LLC and Jon McKillip.
 10.28(19) Agreement dated April 14, 1998, by and between the
           Company and Winter Harbor, LLC ("Winter Harbor").
 10.29(19) Pledge Agreement dated April 14, 1998, by and between the Company and Winter Harbor.
 10.30(19) Security Agreement dated April 14, 1998, by and among certain of the Company's subsidiaries and Winter Harbor.
 10.31(19) Form of Promissory Notes issued to Winter Harbor.
 10.32+ Amended Form of Convertible Preferred Stock Purchase Agreement dated June 30, 1998 by and between the Company and JNC Opportunity Fund Ltd. ("JNC").
 10.33(19) Registration Rights Agreement dated June 30, 1998 by and between the Company and JNC.
 10.34(19) Warrant to purchase 250,000 shares of Common Stock of the Company, dated June 30, 1998, issued to JNC.
 10.35(19) Exchange Agreement dated July 28, 1998 by and between the Company and JNC.
 10.36(19) Warrant to purchase 100,000 shares of Common Stock of the Company, dated July 28, 1998, issued to JNC.
 21 +      Subsidiaries of the Registrant.
 23.1+     Consent of PricewaterhouseCoopers L.L.P.
 23.2      Consent of De Martino Finkelstein Rosen & Virga, to be filed by
           Amendment
----------------------
  * Indicates a management contract or compensatory plan or arrangement required to be filed.
  +        Filed herewith
 (1)       Incorporated by reference to the Company's Registration
           Statement on Form S-18 file number 33-27978-A.
 (2) Incorporated by reference to the Company's Annual Report on Form 10-K for the year ended December 31, 1990, file number 0-17973.
 (3) Incorporated by reference to the Company's Quarterly Report on Form 10-Q for the quarter ended September 30, 1993, file number 0-17973.
 (4) Incorporated by reference to the Company's Annual Report on Form 10-K for the year ended December 31, 1993, file number 0-17973.
 (5) Incorporated by reference to the Company's Annual Report on Form 10-KSB for the year ended December 31, 1994, file number 0-17973.
 (6)       Incorporated by reference to the Company's Registration
           Statement filed on Form S-8, file number 333-01525.
 (7) Incorporated by reference to the Company's Current Report on Form 8-K, dated February 23, 1995, file number 0-17973.
 (8) Incorporated by reference to the Company's Annual Report on Form 10-KSB for the year ended December 31, 1995, file number 0-17973.

 (9) Incorporated by reference to the Company's Current Report on Form 8-K, dated February 23, 1996, file number 0-17973.
 (10) Incorporated by reference to the Company's Quarterly Report on Form 10-QSB for the quarter ended June 30, 1996, file number 0-17973.
 (11) Incorporated by reference to the Company's Current Report on Form 8-K, dated January 13, 1997, file number 0-17973.
 (12) Incorporated by reference to the Company's Annual Report on Form 10-KSB for the year ended December 31, 1996, file number 0-17973.
 (13)      Incorporated by reference to the Company's Registration
           Statement on Form SB-2, file number 333-17861.
 (14) Incorporated by reference to the Company's Current Report on Form 8-K, dated June 5, 1997, file number 0-17973.
 (15) Incorporated by reference to the Company's Pre-Effective Amendment No. 1 to Registration Statement on Form SB-2, file number 333-17861.
 (16) Incorporated by reference to the Company's Current Report on Form 8-K, dated September 30, 1997, file number 0-17973.
 (17) Incorporated by reference to the Company's Pre-Effective Amendment No. 3 to Registration Statement on Form SB-2, file number 333-17861.
 (18) Incorporated by reference to the Company's Annual Report on Form 10-K for the year ended December 31, 1997, file number 0-17973.
 (19) Incorporated by reference to the Company's Quarterly Report on Form 10-Q for the period ended June 30, 1998, file number 0-17973.


Item 17.    Undertakings

(a)  Rule 415 Offering.  The undersigned Registrant hereby undertakes:

     (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

         (i) To include any prospectus required by section 10(a)(3) of the Securities Act;

         (ii) To reflect in the prospectus any facts of events arising after the effective date of the registration statement ( or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement;

         (iii)to include any material information with respect to the plan of Distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

     (2) That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement of the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     (3) To remove from registration by means of a post-effective amendment any of the securities being registered that remain unsold at the termination of the offering.

(h)  Indemnification.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the securities act and will be governed by the final adjudication of such issue.

     SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Draper, State of Utah, on September 2, 1998.

                                     I-LINK INCORPORATED


                                     BY:      /s/ John W. Edward

                                              John W. Edwards, Chairman of the
                                              Board, President and Chief
                                              Executive Officer

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

SIGNATURE                                TITLE                    DATE


 /s/ John W. Edwards     Chairman of the Board,             September 2, 1998
John W. Edwards          President and Chief
                         Executive Officer


 /s/ Karl S. Ryser, Jr.  Treasurer, Chief Financial         September 2, 1998
Karl S. Ryser, Jr.       and Chief Accounting Officer


 /s/ David E. Hardy     Secretary                           September 2, 1998
David E. Hardy


 /s/ Henry Y.L. Toh     Director                            September 2, 1998
Henry Y.L. Toh


/s/ Thomas A. Keenan    Director                            September 2, 1998
Thomas A. Keenan


/s/ Joseph A. Cohen     Director                            September 2, 1998
Joseph A. Cohen

                          INDEX TO EXHIBITS

NUMBER    ITEM


 10.32 Amended Form of Convertible Preferred Stock Purchase Agreement Dated June 30, 1998 by and between the Company and JNC Opportunity Fund Ltd. ("JNC")

 21     Subsidiaries of the Registrant.

 23.1   Consent of PricewaterhouseCoopers L.L.P.